                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-38057


PROSPECTUS

                                3,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

          ------------------------------------------------------------

CVC is offering 3,000,000 shares of common stock in its initial public offering. Two of its stockholders are selling an aggregate of 500,000 shares in this offering. CVC will not receive any of the proceeds from the sale of shares by the selling stockholders.


CVC's common stock has been approved for listing on the Nasdaq National Market under the symbol "CVCI."


     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 4.


                                                              Per Share      Total
                                                              ---------   -----------
Public Offering Price.......................................   $10.00     $35,000,000
Underwriting Discount.......................................   $ 0.70     $ 2,450,000
Proceeds to CVC.............................................   $ 9.30     $27,900,000
Proceeds to Selling Stockholders............................   $ 9.30     $ 4,650,000


The selling stockholders have granted the underwriters the right to purchase up to 525,000 additional shares within 30 days to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Lehman Brothers expects to deliver these shares on November 17, 1999.


--------------------------------------------------------------------------------

LEHMAN BROTHERS

             PRUDENTIAL SECURITIES

   SG COWEN

                                       WARBURG DILLON READ LLC


November 12, 1999

[DESCRIPTION OF ARTWORK]

    [Back of front cover of prospectus] Across the top of the page is a caption:
"CVC makes the CONNEXION-Registered Trademark-." At top of the shaded square surrounding the globe is a caption that reads "CVC makes products used in the manufacturing of." In the center of the page is a graphic of a globe with the CVC logo in the center and images consisting of, clockwise from the top left corner of the globe: a photograph of a microprocessor with a caption "Integrated Circuits;" a photograph of a disk drive with a caption: "Disk Drives;" a caption: "Radio Frequency Communications Devices;" a photograph of several microchips with a caption: "Digital Signal Processing;" a photograph of a cluster of fiber optics with a caption: "Fiber Optic Communications;" and a caption: "Optical Coatings."

    [Inside of front cover foldout section, left panel] In the top right corner is a paragraph: "CVC's CONNEXION-REGISTERED TRADEMARK- Cluster Tools offer thin film processing technologies for the data storage and semiconductor industries." In the top left corner is a photograph of silicon wafers with the caption:
"Patterned Silicon Wafers." In the center left side is a photograph of the Connexion Metal-Organic Chemical Vapor Deposition process module with a caption:
"CONNEXION-REGISTERED TRADEMARK- process module for barrier and copper deposition layers." In the bottom left is a photograph of an ion beam etch cluster tool with a caption: "CONNEXION-Registered Trademark- Cluster Tool with attached modules that etch layers onto wafers." In the bottom right is a photograph of a Connexion Metal-Organic Chemical Vapor Deposition process module with a caption: "Open view of CONNEXION-REGISTERED TRADEMARK- process module, containing copper coated wafer." In the center right is a photograph of a Connexion module with a caption: "CONNEXION-REGISTERED TRADEMARK- wafer handler with six process modules attached." In the center of the page is a photograph of a circuit chip with a caption: "Silicon Integrated Circuit Chip."

    [Inside of front cover foldout section, right panel] In the upper left corner is a paragraph: "CVC's CONNEXION-Registered Trademark- Cluster Tool Technology is used in manufacturing of magnetic recording heads for disk drives and magnetic storage devices." In the center right side is a photograph of a Connexion giant magnetoresistive multistation process module with the caption:
"CONNEXION-Registered Trademark- multi-target process module." In the bottom right is a photograph of a hard disk drive with the caption: "Hard Disk Drive". In the bottom center is a photograph enlargement of the hard disk drive with the caption: "Recording Head that reads and writes data onto a hard disk contained in a disk drive."

    [Inside of back cover] In the upper left corner is a caption: "CVC Provides Worldwide Service and Support." Under this caption is the paragraph: "CVC operates advanced product development, systems engineering, applications engineering, customer service and technical support centers in New York, California, Virginia, Texas, Minnesota, Europe and Asia." In the upper right corner is a photograph of a Connexion central wafer handler with a caption:
"CONNEXION-Registered Trademark- Central Wafer Handler showing wafer transport robot." In the bottom left corner is a screen photograph from the Connexion software application with a caption: "an example of CVC Open CONNEXION-Registered Trademark- Plug and Play software application." In the right corner is a photograph of a technician next to the Connexion Cluster Tool with the caption: "CONNEXION-Registered Trademark- 800 Cluster Tool System." In the center is a graphic depicting both hemispheres with icons labeling CVC's Worldwide Manufacturing and R&D, Sales & Support Services, and Distributors/Representatives.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS
(1) ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS IS NOT EXERCISED; (2) ASSUMES CONVERSION AND REDEMPTION OF ALL SHARES OF OUTSTANDING PREFERRED STOCK AND (3) GIVES RETROACTIVE EFFECT TO A TWO-FOR-THREE REVERSE STOCK SPLIT TO BECOME EFFECTIVE IN CONNECTION WITH THE COMPLETION OF THIS OFFERING.

                                  OUR BUSINESS

    CVC is a worldwide supplier of process equipment used in the manufacture of magnetic recording heads for disk drives and advanced semiconductor devices for computers and communications systems. Our equipment either deposits or removes thin film layers as steps in the process of manufacturing magnetic recording heads and semiconductor devices. Our customers include most of the leading manufacturers of magnetic recording heads for the data storage industry such as Alps, Fujitsu, Headway Technologies, Hitachi Metals, IBM, Read-Rite, Samsung, Seagate Technology, Sony, TDK and Yamaha, as well as manufacturers of semiconductor devices, such as Anadigics, Analog Devices, Honeywell, Kodak, M/A-COM, Viking Tech and Xerox.

    The manufacture of magnetic recording heads, which read and write information onto disk drives, and semiconductor devices requires from tens to hundreds of processing steps. Both magnetic recording heads and semiconductor devices are formed by depositing or removing extremely thin, uniform layers of conducting or insulating films onto surfaces called "substrates" or "wafers." The need to increase the storage density of disk drives has led to the development of smaller, more advanced magnetic recording heads with multiple layers of different materials and surface structures. In order to increase the performance of semiconductor devices, semiconductor manufacturers are shrinking the geometries and line widths of integrated circuits, while at the same time adding multiple layers of insulating or conducting materials. The process of manufacturing magnetic recording heads and semiconductor devices is constantly evolving to address the demand for smaller devices with higher performance and requires advanced process equipment.

    Our principal product, the CONNEXION Cluster Tool system, is designed for the highly uniform, repetitive steps required for the manufacturing of devices involving multiple thin film layers and a wide range of materials. The CONNEXION Cluster Tool system allows our customers to attach up to six process modules to a central substrate handling platform. This architecture provides a controlled vacuum environment in which multiple steps are performed without exposing the substrate to outside contamination. We believe that the CONNEXION Cluster Tool system is well suited for next generation applications involving deposition of advanced materials like copper. Since 1993, we have shipped more than 100 CONNEXION Cluster Tool systems, including more than 400 process modules.

    CVC was incorporated in Delaware in 1990 in connection with its acquisition of CVC Products, Inc. CVC Products, Inc. was founded in 1934 as the experimental vacuum processing group of Eastman Kodak. Our executive offices are located at 525 Lee Road, Rochester, New York, 14606, and our telephone number is (716) 458-2550.

                                  THE OFFERING


Common stock offered by CVC..................  3,000,000 shares

Common stock offered by the selling
  stockholders...............................  500,000 shares

Common stock to be outstanding after the
  offering...................................  11,492,707 shares

Use of proceeds..............................  Approximately $15.0 million for repayment of debt, $10.0 million for the redemption of the
                                               Series D Redeemable Preferred Stock and the
                                               balance for general corporate purposes. See
                                               "Use of Proceeds." CVC will not receive any
                                               of the proceeds from the sale of shares by
                                               the selling stockholders.

Nasdaq National Market symbol................  CVCI


    Common stock to be outstanding after the offering excludes 2,234,040 shares issuable upon exercise of stock options outstanding as of September 30, 1999 and 790,760 shares issuable upon the exercise of an outstanding warrant held by Seagate Technology.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following table summarizes the financial data of our business. The pro forma results for fiscal 1999 assume the acquisition of Commonwealth Scientific Corporation occurred on October 1, 1998 and give effect to the automatic conversion of all the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock, as well as the conversion of Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock, all of which will occur upon the closing of this offering.

                                                                YEAR ENDED SEPTEMBER 30,
                                            -----------------------------------------------------------------
                                                                                                   PRO FORMA
                                              1995       1996       1997       1998       1999        1999
                                            --------   --------   --------   --------   --------   ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues..................................  $21,358    $48,378    $62,588    $68,173    $82,915     $101,841
Gross margin..............................    5,728     14,623     21,302     26,154     32,413       33,989
Income from operations....................      143      3,376      4,095      2,367      3,706          678

Net income................................      130      3,179      2,045        264      1,571           62

Net income per share:
  Basic...................................  $  0.18    $  4.32    $  2.67    $  0.26    $  1.01     $   0.01
  Diluted.................................     0.02       0.46       0.29       0.04       0.18         0.01
Weighted average shares outstanding:
  Basic...................................      735        735        765      1,021      1,561        8,267
  Diluted.................................    5,302      6,914      6,992      7,070      8,589        9,361

    Assuming only the conversion of the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock, as well as the conversion of the Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock, pro forma basic earnings per share for the year ended September 30, 1999 was $0.21. Diluted earnings per share is unchanged from the historical diluted earnings per share amount presented above.


    The following table summarizes our balance sheet as of September 30, 1999. The pro forma column reflects the automatic conversion of all the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock and Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock, all of which will occur upon the closing of this offering. The pro forma as adjusted column gives effect to the sale of 3,000,000 shares of common stock offered by CVC, after deducting the underwriting discount and estimated offering expenses, and the application of the estimated net proceeds as set forth under "Use of Proceeds."



                                                                    AS OF SEPTEMBER 30, 1999
                                                         ----------------------------------------------
                                                                                             PRO FORMA
                                                          ACTUAL          PRO FORMA         AS ADJUSTED
                                                         --------         ---------         -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $   434           $   434            $ 2,434
Working capital........................................   22,104            22,104             34,231
Total assets...........................................   75,917            75,917             77,917
Short-term borrowings and current portion of long-term
  debt.................................................   13,217            13,217              3,090
Long-term debt, less current portion...................    8,493             8,493              3,620
  Preferred stock......................................   19,895            10,000                 --
  Common stockholders' equity..........................   11,698            21,593             48,593
Total stockholders' equity.............................   31,593            31,593             48,593

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK IS RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

WE EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS WHICH MAY ADVERSELY IMPACT OUR STOCK PRICE.

    Our quarterly operating results have fluctuated significantly in the past, and we expect this trend to continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems which typically range in price from approximately $1.0 million to $4.0 million. As a result, our revenues and results of operations for any one quarter may be adversely affected by factors relating to the timing of orders and shipments of these systems. Additional factors which affect our quarterly operating results include:

    - specific economic conditions in the data storage and semiconductor industries

    - modification or cancellation of customer orders

    - the publication of opinions by industry analysts about us, our products or our competitors

    These factors may be beyond our control, and our operating results for any particular quarter may differ materially from our expectations or those of the market. In addition, our operating results may not be indicative of future operating results, which may adversely impact the price of our common stock.

YEAR 2000 PROBLEMS OF OUR CUSTOMERS COULD CAUSE THEM TO DELAY PAYMENT FOR PRODUCTS THAT WE HAVE SHIPPED TO THEM, WHICH COULD CAUSE OUR REVENUES TO DECREASE.

    Our customers or potential customers may be affected by Year 2000 issues that may, in part (1) cause a delay in payments for products shipped, (2) cause customers to expend significant resources on Year 2000 compliance matters, rather than investing in our products or (3) cause customers to defer placing orders for our systems in the first quarter of our fiscal 2000 or beyond. These issues may impact our operating results in the first quarter of fiscal 2000, our first quarter as a public company.

A SIGNIFICANT AMOUNT OF OUR REVENUES IS RECORDED LATE IN EACH QUARTER. WE MAY BE UNABLE TO ADJUST SPENDING QUICKLY ENOUGH TO COMPENSATE FOR SHORTFALLS IN QUARTERLY REVENUES, AND AS A RESULT OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

    We have historically recorded a significant amount of our revenues for each quarter late in the quarter, while our expenses have been incurred more evenly throughout the period. The concentration of product shipments late in the quarter is primarily due to customer order patterns and the length of our production cycle. This concentration increases the risk of shipment delays and, consequently, the risk that quarterly revenue expectations will not be met. Our revenues for a particular period could be materially reduced if an anticipated order for even one system is not received in time to permit shipment during that period. In addition, a significant portion of our expenses is relatively fixed.

    We also have limited visibility on revenues for future quarterly periods and face risks of revenue shortfalls due to our limited sales backlog in current periods. If the number of systems we actually ship, and thus the amount of revenues we are able to record, late in any particular quarter is below expectations for any reason, the adverse effect may be magnified by our inability to adjust spending quickly enough to compensate for the revenue shortfall.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE DEMAND FOR PRODUCTS FROM DATA STORAGE AND SEMICONDUCTOR MANUFACTURERS, WHOSE INDUSTRIES ARE HIGHLY CYCLICAL.

    Our business depends in large part upon the demand for products from data storage and semiconductor manufacturers. The data storage and semiconductor industries accounted for the following percentages of our net sales for the periods indicated:

                                                             YEAR ENDED SEPTEMBER 30,
                                                      --------------------------------------
                                                        1997           1998           1999
                                                      --------       --------       --------
Data Storage........................................       88%            77%            85%
Semiconductor.......................................        9%            21%             9%

    The data storage and semiconductor industries have been characterized by cyclicality. These industries have experienced significant economic downturns at various times in the last decade, characterized by slowing product demand, inventory surpluses, accelerated erosion of average selling prices and production overcapacity. In the recent past, these downturns have materially reduced demand for the type of capital equipment and process technology that we offer. In addition, because of (1) our continuing need to invest in research and development, (2) our substantial capital equipment requirements and (3) our extensive ongoing customer service and support requirements worldwide, our ability to reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited.

    In the recent past, the data storage and semiconductor industries have experienced inventory oversupply and poor operating results. Our business could be harmed if slowdowns in the rate of capital investment or inventory surpluses in the data storage and semiconductor industries occur in the future.

OUR REVENUES AND PROFITS MAY DECREASE IF WE LOSE ANY OF OUR MAJOR CUSTOMERS.

    Our customer base is highly concentrated among a limited number of large customers, primarily because the data storage industry is dominated by a small number of large companies. In particular, purchases by Seagate Technology, also our largest stockholder, have historically accounted for a significant portion of our revenues. The loss of any of these customers, and the loss of Seagate Technology in particular, could result in a material decrease in our revenues.

    The following table sets forth the percentage of our total revenues derived from sales to our five largest customers, as well as Seagate Technology on a stand-alone basis, for the periods indicated:

                                                             YEAR ENDED SEPTEMBER 30,
                                                      --------------------------------------
                                                        1997           1998           1999
                                                      --------       --------       --------
Five Largest Customers..............................       79%            71%            79%
Seagate Technology..................................       47%            31%            34%

We anticipate that our revenue will continue to depend on a limited number of major customers, although the companies considered to be major customers and the percentage of our revenue represented by each major customer may vary from quarter to quarter.

    We generally do not have long-term purchase agreements with our customers and do not have any written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to vary significantly from year to year depending upon our customers' budgets for capital expenditures and new product introductions. The loss of, or reduced demand for products or related services from, any of our major customers could harm our business. If any of these large manufacturers discontinues its relationship with us or suffers economic downturns, our operating results could suffer.

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, OUR ABILITY TO ATTRACT AND MAINTAIN CUSTOMERS COULD BE DIMINISHED.

    The data storage and semiconductor manufacturing industries are subject to rapid technological change and new product introductions and enhancements, as well as evolving industry standards. Our ability to remain competitive will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technology transitions. In addition, new product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products. Increased competitive pressure could also lead to intensified price competition, resulting in lower margins, which could adversely impact our business.

    Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both the future demand for the products under development and the equipment required to produce new products. New product development, as well as the introduction of new products, may also require us to increase our research and development and marketing expenditures. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or in enhancing existing products.

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET, AND IF WE FAIL TO COMPETE EFFECTIVELY, OUR BUSINESS MAY BE HARMED.

    The data storage and semiconductor capital equipment industries are intensely competitive. Established companies, both domestic and foreign, compete with each of our product lines. Many of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor's capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, if a particular customer selects a competitor's capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

    - price

    - product quality

    - breadth of product line

    - system performance

    - cost of ownership

    - global technical service and support

    - success in developing or otherwise introducing new products

    We cannot be certain that we will be able to compete successfully in the future.

THE SUCCESS OF OUR BUSINESS DEPENDS ON CONTINUED MARKET ACCEPTANCE OF OUR CONNEXION CLUSTER TOOL SYSTEM.

    Our principal product is a line of capital equipment known as the CONNEXION Cluster Tool system which, together with its associated process modules, is used to manufacture magnetic recording heads and semiconductor devices. We believe that continued future growth depends in large part upon our ability to gain increased customer acceptance for our CONNEXION Cluster Tool system and related technology.

    The following table sets forth the percentage of our net sales derived from sales of the CONNEXION Cluster Tool systems for the periods indicated:

                                                             YEAR ENDED SEPTEMBER 30,
                                                      --------------------------------------
                                                        1997           1998           1999
                                                      --------       --------       --------
CONNEXION Cluster Tool system.......................       85%            83%            71%

    Continued acceptance of the CONNEXION Cluster Tool system will depend on factors, including:

    - cost of ownership

    - performance and reliability

    - ability to manufacture on a successful and timely basis

    - availability of customer support

    If we fail to continually enhance the CONNEXION Cluster Tool system, the future marketplace acceptance of that product could be diminished. We cannot assure you that we will be successful in obtaining increased market acceptance of the CONNEXION Cluster Tool system or any future enhanced version of the system. If we fail to gain sufficient customer acceptance for this system, our business could be harmed.

WE HAVE INVESTED SIGNIFICANT RESOURCES IN THE DEVELOPMENT OF ADVANCED COPPER DEPOSITION TECHNOLOGY. IF WE FAIL TO SUCCESSFULLY DEVELOP ADVANCED COPPER DEPOSITION PROCESSES THAT ARE ACCEPTED BY THE MARKETPLACE, OUR LONG-TERM GROWTH COULD BE DIMINISHED.

    To date, we have invested significantly, and expect to continue investing significantly, in the development of advanced copper deposition technology for high performance integrated circuit fabrication for the semiconductor market. Currently, we expect that in fiscal 2000, approximately 20% of our research and development budget will be dedicated to the development of our copper deposition technology. The development of this technology is emerging and highly complex and the market for equipment incorporating this technology is not expected to reach commercial viability until after 2000. Recently, several semiconductor device manufacturers have announced that they have made advancements in copper-based technology. These and other competitors with substantially greater resources than ours are investing in research and development of similar technologies and may achieve market acceptance of their products before us. We cannot assure you that our efforts in this area will be technologically successful or, even if technologically successful, will be commercially accepted by the marketplace. If we fail to achieve commercial success in our pursuit of copper-based technology for the semiconductor industry, our long-term growth prospects could be diminished.

SALES TO INTERNATIONAL MARKETS CONSTITUTE A SIGNIFICANT AND GROWING PORTION OF OUR TOTAL REVENUES. OUR OPERATING RESULTS COULD BE HARMED BY ECONOMIC DOWNTURNS IN FOREIGN MARKETS AND OUR DEPENDENCE ON INTERNATIONAL SALES REPRESENTATIVES.

    An increasing portion of our revenues in recent years has been derived from sales in international markets. International sales are subject to various risks.

    The following table sets forth for the periods indicated the percentage of our total revenues derived from sales to customers located outside of the United
States:

                                                               YEAR ENDED SEPTEMBER 30,
                                                        --------------------------------------
                                                          1997           1998           1999
                                                        --------       --------       --------
Non-U.S. Customers....................................     31%            38%            53%

We intend to continue to expand our operations outside the United States and enter additional international markets, which will require significant management attention and financial resources. International business presents additional risks, including:

    - periodic recessions in foreign economies as they impact our particular sector

    - the risk of government-financed competition

    - changes in trade policies and tariff regulations

    - worldwide political and economic instability

    - difficulties in obtaining U.S. export licenses and managing businesses abroad

    Our international sales are denominated in U.S. dollars. As a result, changes in the value of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although we have not been significantly negatively impacted in the past by foreign currency changes in Japan, Korea, Taiwan and Europe, these conditions could negatively impact our international sales in future periods. Further, our international sales are made primarily through several independent sales representatives and a third-party distributor. We cannot be certain that they will continue to market and distribute our products successfully, if at all. Our implementation of new distribution and sales arrangements could result in delays and disruptions in our international sales and customer support efforts, which could reduce our sales, damage our reputation and adversely impact our business.

THE LOSS OF ANY OF OUR KEY PERSONNEL COULD ADVERSELY IMPACT OUR ABILITY TO MEET CUSTOMER AND TECHNOLOGICAL DEMANDS.

    Because of our small size and our need for employees with both executive and advanced technical skills, we depend in significant part upon the continued contributions of our officers and key personnel. Our key personnel are critical to our success, and many of them would be difficult to replace. Many of our employees are not bound by long-term employment or noncompetition agreements, and competitors in the high technology industry in which we compete may attempt to recruit them. The loss of our officers or other key personnel could cause our business to suffer.

WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING QUALIFIED PERSONNEL, WHICH COULD ADVERSELY IMPACT OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY.

    The competition for personnel throughout our industry can be significant. Because of this competition for qualified labor, we have occasionally experienced delays in meeting our staffing requirements. Our future success will depend on our ability to attract and retain qualified technical, marketing and management personnel, particularly highly skilled design, process and test engineers. The market for personnel with these skills has become intensely competitive, particularly in California where there has been a significant increase in the business activities of other companies in the data storage and semiconductor manufacturing sectors.

    Any protracted inability on our part to recruit, train and retain adequate numbers of qualified personnel could adversely affect our ability to manufacture, sell and support our products, which could harm our business.

WE MAY EXPERIENCE DIFFICULTY INTEGRATING OUR RECENT ACQUISITION.

    We recently acquired Commonwealth Scientific Corporation. Realization of the potential benefits from this acquisition may not occur unless the products, technologies and personnel of Commonwealth are successfully integrated with our operations in a timely and efficient manner. Any diversion of the attention of management, and any difficulties encountered in the transition process, could reduce the revenues of the combined enterprise, or cause the financial condition and operating results of the combined enterprise to suffer. If we are not able to successfully integrate Commonwealth and its services and products into our operations, our business could be harmed.

WE MAY BE UNABLE TO CONSUMMATE POTENTIAL ACQUISITIONS OR SUCCESSFULLY INTEGRATE THEM WITH OUR BUSINESS WHICH COULD SLOW OUR GROWTH.

    As part of our continued strategy to expand the range of our product offerings and technologies, we intend to make acquisitions of complementary businesses, technologies, services or products if appropriate opportunities arise. However, we may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms. Additionally, regardless of whether suitable candidates are available, we may be unable to consummate future acquisitions or investments, which could harm our growth strategy. If we do consummate acquisitions, we could have difficulty integrating the acquired products, personnel or technologies. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

WE HAVE A LENGTHY SALES CYCLE WHICH MAY INCREASE OUR EXPOSURE TO CUSTOMER CANCELLATIONS OR DELAYS IN ORDERS.

    Sales of our systems depend, in significant part, upon the decision of an existing or prospective customer to add new manufacturing capacity or to expand existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing system sales following initial system qualification while the customer evaluates and receives approvals for the initial purchase of our systems. In general, for new customers or applications our sales cycle could take 12 to 18 months to complete. During this time, we may expend substantial funds and management effort. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results over which we have little or no control.

PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS MAY RESULT IN COSTLY LITIGATION.

    There has been substantial litigation regarding patent and other intellectual property rights in the data storage, semiconductor and related industries. We have been, and may in the future be, notified of allegations that we may be infringing intellectual property rights possessed by others. In the future, protracted litigation and expense may be incurred if necessary to defend ourselves against alleged infringement of third party rights. Any litigation of this type, even if ultimately successful in our defense, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our business. Adverse determinations in that litigation could:

    - result in our loss of proprietary rights

    - subject us to significant liabilities, including treble damages in some instances

    - require us to seek licenses from third parties, which licenses may not be available on reasonable terms or at all

    - prevent us from manufacturing or selling our products

    Any of these outcomes could harm our business.

OUR SUCCESS DEPENDS, IN PART, ON INTELLECTUAL PROPERTY WHICH MAY BE DIFFICULT TO PROTECT AND COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

    We believe that our success depends, in part, on our ability to obtain and protect patents protecting our proprietary technology. As of September 30, 1999, we had obtained 16 U.S. patents and had 29 U.S. patent applications pending. In addition, we had obtained two foreign patents from the United Kingdom and had 13 foreign patent applications pending on our behalf as of that date.

    We cannot assure you that:

    - pending patent applications or any future applications will be approved

    - any patents will provide us with competitive advantages or will not be challenged by third parties

    - the patents of others will not have an adverse effect on our ability to do business

We cannot assure you that others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. In addition, we may be forced to expend time and resources on protracted litigation to defend our intellectual property rights against third parties. Further, because patents may afford less protection under foreign law than is available under U.S. law, we cannot assure you that any foreign patents issued to us will adequately protect our proprietary rights.

    In addition to patent protection, we also rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that:

    - others will not independently develop substantially equivalent proprietary information and techniques

    - others will not otherwise gain access to our trade secrets

    - others will not disclose our technology

    - we can meaningfully protect our trade secrets

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS, AND IN SOME CASES SOLE SUPPLIERS. ANY DISRUPTION OR TERMINATION OF THESE SUPPLY CHANNELS MAY HARM OUR BUSINESS.

    We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single source. Disruption or termination of these sources could occur, and these disruptions could have at least a temporary adverse effect on our operations. A prolonged inability on our part to obtain components included in our systems could adversely impact our sales or our ability to attract and maintain customers.

FAILURE BY US TO IDENTIFY AND REMEDIATE ALL MATERIAL YEAR 2000 RISKS COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS. WE COULD BE REQUIRED TO EXPEND SIGNIFICANT INTERNAL RESOURCES ON YEAR 2000 REMEDIATION OR THE YEAR 2000 PROBLEMS OF OUR SUPPLIERS COULD CAUSE A DELAY IN SUPPLYING GOODS AND SERVICES TO US.

    We have identified the following risks you should be aware of:

    - we cannot be certain that the entities on whom we rely for goods and services that are important to our business will be successful in addressing all of their software and systems problems in order to operate without disruption in the Year 2000 and beyond

    - although we have made efforts to notify our customers who have purchased potential non-compliant products, we cannot be sure that customers who purchased these products will not assert claims against us alleging that these products should have been Year 2000 compliant at the time of purchase, which could result in costly litigation and divert management's attention

    We cannot, however, be certain that we have identified all of the potential risks. Failure by us to identify and remediate all material Year 2000 risks could cause a significant disruption of our business.

OUR STOCK PRICE MAY BE VOLATILE DUE TO THE LACK OF A PRIOR PUBLIC MARKET FOR OUR STOCK AND THE FACT THAT WE OPERATE IN SEVERAL HIGH-TECHNOLOGY INDUSTRIES.

    There has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become. Further, we cannot guarantee that the price of our common stock will not decline below the initial public offering price. Stock prices of companies in our industry have experienced price fluctuations which have often been unrelated to the operating performance of affected companies. The initial public offering price may not be indicative of prices that will prevail in the trading market. Various factors could cause the market price of our common stock to fluctuate substantially. These factors may include:

    - news announcements relating to us, our competitors, customers or other entities regarding quarterly operating results, technology advances or production overcapacity

    - general trends in our industry

    - changes in market conditions in the data storage and semiconductor industries

    In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against these companies. This type of litigation, or similar litigation, could harm our business.

A LIMITED NUMBER OF STOCKHOLDERS WILL HAVE THE ABILITY TO INFLUENCE OUR POLICIES FOLLOWING THE OFFERING.

    A substantial majority of our capital stock is held by a limited number of stockholders. After completion of this offering, assuming no exercise of currently exercisable stock options, our principal stockholders and executive officers and directors will beneficially own approximately 61% of the shares of common stock outstanding, 67% if Seagate Technology exercises in full its warrant to purchase common stock. In particular, Seagate Technology is our largest stockholder and one of its representatives is a member of our board of directors. Following completion of this offering, Seagate Technology will own 2,428,313 shares representing approximately 21% of our outstanding common stock. In addition, if Seagate Technology exercises in full a warrant for the common stock that it holds, it would own an aggregate of approximately 26% of our outstanding common stock.

    Accordingly, this limited number of stockholders, including Seagate Technology, will likely for some time influence the election of our board of directors, control major decisions of corporate policy and determine the outcome of any major transaction or other matter submitted to our stockholders or board of directors, including potential mergers or acquisitions and amendments to our certificate of incorporation. Stockholders other than these principal stockholders are therefore likely to have little or no influence on decisions regarding matters of the kind described above.

THE PRICE OF OUR STOCK COULD DECREASE AS A RESULT OF SHARES BEING SOLD IN THE MARKET AFTER THE OFFERING.

    The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

    There will be 11,492,707 shares of common stock outstanding immediately after the offering. Of these shares, the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 7,992,707 shares of common stock outstanding will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. In addition, additional shares of common stock subject to outstanding vested stock options could also be sold. The holders of 7,218,197 shares of common stock will also have registration rights allowing them to cause us to register their shares under the Securities Act.

                                USE OF PROCEEDS


    The estimated net proceeds to us from the sale of 3,000,000 shares of our common stock in this offering are estimated to be approximately $27.0 million, after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholders.



    We intend to use approximately $15.0 million of the proceeds from the offering to repay borrowings under several loan agreements. These loan agreements include: (1) a line of credit with an interest rate at prime plus 1/4%; (2) a term loan which matures October 2001 with an interest rate at prime plus 1/2%; (3) a note payable which matures October 2000 with an interest rate at 8%; (4) a term loan which matures April 2005 with an interest rate of 8.39% and (5) three capital leases with maturity dates of March 2000, August 2000, and January 2002, and interest rates of 13.9%, 16.5%, and 8.1%. In addition, we intend to use approximately $10.0 million to redeem the Series D Redeemable Preferred Stock, and the balance of the net proceeds will be used for general corporate purposes. Pending such uses, our net proceeds from this offering will be invested in short-term, interest-bearing, investment grade securities. The Series D Redeemable Preferred Stock is held by Advent International Corporation. Advent is one of our major stockholders and a representative of Advent is a member of our Board of Directors.


                                DIVIDEND POLICY

    We have never paid or declared cash dividends on our common stock. We currently intend to retain all future earnings for our business and do not anticipate paying cash dividends in the foreseeable future. We are currently restricted under the terms of some of our credit agreements from paying any dividends to stockholders without the prior written consent of the lenders. Future dividends, if any, will depend on, among other things: (1) our operating results, (2) capital requirements and (3) restrictions in loan agreements.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1999. Our capitalization is presented:

    - on an actual basis;

    - on a pro forma basis to give effect to the automatic conversion of all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock, as well as the conversion of Series C Convertible Preferred Stock into common stock and Series D Redeemable Preferred Stock, all of which will occur upon the closing of this offering; and


    - on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of 3,000,000 shares of common stock in this offering after deducting the underwriting discount and estimated offering expenses, the repayment of approximately $15.0 million of debt, of which approximately $12.3 million relates to debt outstanding as of September 30, 1999, and the redemption of all outstanding shares of Series D Redeemable Preferred Stock for $10.0 million.



                                                                    AS OF SEPTEMBER 30, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------   -----------   -----------
                                                                         (IN THOUSANDS)
Short-term borrowings and current portion of long-term
  debt......................................................  $13,217      $13,217       $ 3,090
Long-term debt, less current portion........................    8,493        8,493         3,620
Stockholders' equity:
  Preferred stock, $0.01 par value, 502,500 shares
    authorized; shares issued and outstanding:
    Series C, $0.01 par value; 200,000 shares authorized and
      100,000 shares issued and outstanding, actual; 0
      shares issued and outstanding pro forma; and 0 shares
      issued and outstanding pro forma as adjusted..........    9,855           --            --
    Series D, $0.01 par value; 200,000 shares authorized; 0
      shares issued and outstanding, actual; 100,000 shares
      issued and outstanding, pro forma; 0 shares issued and
      outstanding, pro forma as adjusted....................       --       10,000            --
    Series B, $0.01 par value; 100,000 shares authorized;
      60,492 shares issued and outstanding, actual; 0 shares
      issued and outstanding, pro forma; 0 shares issued and
      outstanding, pro forma as adjusted....................    8,355           --            --
    Series A, $0.01 par value; 2,500 shares authorized;
      1,685 shares issued and outstanding, actual; 0 shares
      issued and outstanding, pro forma; 0 shares issued and
      outstanding, pro forma as adjusted....................    1,685           --            --
  Common stock, $0.01 par value per share; 50,000,000 shares authorized; 2,360,767 shares issued and outstanding,
    actual; 8,492,707 shares issued and outstanding, pro
    forma; 11,492,707 shares issued and outstanding, pro
    forma as adjusted.......................................       24           85           115
  Additional paid-in capital................................    9,305       19,139        46,109
  Warrant...................................................       14           --            --
  Unamortized deferred compensation.........................     (135)        (135)         (135)
  Retained earnings.........................................    2,784        2,798         2,798
  Minimum pension liability.................................     (294)        (294)         (294)
                                                              -------      -------       -------
    Total stockholders' equity..............................   31,593       31,593        48,593
                                                              -------      -------       -------
    Total capitalization....................................  $53,303      $53,303       $55,303
                                                              =======      =======       =======


    Common stock to be outstanding after the offering excludes 2,234,040 shares issuable upon exercise of stock options outstanding as of September 30, 1999 and 790,760 shares issuable upon the exercise of an outstanding warrant held by Seagate Technology.

    See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in this prospectus.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

    The following unaudited pro forma statements of operations for the year ended September 30, 1999 give effect to the May 10, 1999 acquisition of Commonwealth Scientific Corporation. The unaudited pro forma statements of operations are based on the statements of operations for CVC, appearing elsewhere in this prospectus, and the statements of operations of Commonwealth as if the acquisition occurred on October 1, 1998. The Commonwealth statements of operations have been modified to conform to CVC's fiscal year end by combining the quarterly operating results for the quarters ended December 31, 1998 and March 31, 1999 with the interim results for the period April 1 to May 9, 1999. These unaudited pro forma statements of operations should be read in conjunction with the historical financial statements and notes thereto of CVC and Commonwealth included elsewhere in this prospectus.

    The unaudited pro forma combined statements of operations give effect to the following pro forma adjustments necessary to reflect the acquisition of
Commonwealth:

    - Reduction in operating expenses related to the restructuring activities undertaken, solely comprised of Commonwealth employees terminated as of or shortly after the acquisition;

    - Elimination of the write-off of the portion of the purchase price allocated to in-process research and development, due to its one-time nature;

    - Amortization of goodwill and other intangibles over periods ranging from five to seven years; and

    - Decrease in income taxes related to adjustments.

    Amounts are in thousands, except for per share data.

                                                           YEAR ENDED SEPTEMBER 30, 1999
                                                ----------------------------------------------------
                                                  CVC      COMMONWEALTH   ADJUSTMENTS       COMBINED
                                                --------   ------------   -----------       --------
                                                     (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENTS OF OPERATIONS:
Revenues......................................  $82,915      $ 18,926      $      --        $101,841
Cost of goods sold............................   50,502        17,350             --          67,852
                                                -------      --------      ---------        --------
Gross margin..................................   32,413         1,576             --          33,989
Operating expenses............................   27,482         6,538           (840)         33,180
In-process R&D write-off......................    1,174            --         (1,174)             --
Goodwill and intangibles amortization.........       51            --             80             131
                                                -------      --------      ---------        --------
  Total operating expenses....................   28,707         6,538         (1,934)         33,311
                                                -------      --------      ---------        --------
Income (loss) from operations.................    3,706        (4,962)         1,934             678
Interest and other, net.......................     (198)         (305)            --            (503)
                                                -------      --------      ---------        --------
Income (loss) before income taxes.............    3,508        (5,267)         1,934             175
Income taxes (benefit)........................    1,937        (1,488)          (336)            113
                                                -------      --------      ---------        --------
Net income (loss).............................  $ 1,571      $ (3,779)     $   2,270        $     62
                                                =======      ========      =========        ========
Net income per share:
  Basic.......................................  $  1.01                                     $   0.03
  Diluted.....................................     0.18                                         0.01
Weighted average shares outstanding:
  Basic.......................................    1,561                          772           2,333
  Diluted.....................................    8,589                          772           9,361

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. CVC'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THE PROSPECTUS. THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    CVC is a worldwide supplier of process equipment used in the manufacture of magnetic recording heads for disk drives and advanced semiconductor devices for computers and communications equipment. CVC's principal product is the CONNEXION Cluster Tool system, which provides integrated deposition and etch equipment based on a central substrate handling platform and a series of interchangeable thin film deposition and etch processing modules. CVC also derives revenue from the sale of sources, spare parts, enhancements, and field service contracts. System revenues represented 71% in fiscal 1999, 83% in fiscal 1998 and 85% in fiscal 1997 of CVC's total revenue. In order to expand its technology and broaden its offering of process modules, CVC acquired Commonwealth Scientific Corporation in May 1999. Commonwealth's primary products are ion beam etch, ion beam deposition and diamond-like carbon process modules for the data storage industry and ion beam sources principally used by suppliers of optical equipment.

    CVC's growth in the past four years has been primarily due to the expansion of the disk drive industry and transition of the industry to magnetoresistive, or MR, heads and giant magnetoresistive, or GMR, heads. During fiscal 1999, fiscal 1998 and fiscal 1997, 85%, 77% and 88% of CVC's revenue was derived from sales made to manufacturers of magnetic recording heads and 9%, 21%, and 9% was derived from sales to manufacturers of semiconductor devices, with the remainder of the revenue derived from ancillary products and services. CVC's top four customers for fiscal 1999, were Seagate, IBM, TDK and Alps, all of whom manufacture magnetic recording heads. CVC expects that these customers will continue to account for a significant portion of CVC's fiscal 2000 revenues and that significant customer concentration will continue for the foreseeable future.

    CVC recognizes revenue from system sales, enhancements and spare parts at the time of shipment. Provisions for estimated installation and warranty costs are recorded at the time revenue is recognized. Revenue on field service contracts is deferred and recognized on a straight-line basis over the period of the contract.

    Revenue derived from system sales is dependent upon the timing of orders, customer requirements for additional manufacturing capacity and CVC's ability to respond on a timely basis to rapid technological developments. CVC's customers typically place large orders, which could cause revenues to fluctuate significantly from period to period. Orders for system sales range in price from approximately $1.0 million to $4.0 million, depending on the configuration of the system. For example, in the second half of fiscal 1998 and the first quarter of fiscal 1999, CVC's revenues were adversely affected by reduced orders from magnetic head manufacturers, who experienced reduced demands, inventory surpluses and poor operating results and as a result, deferred capital expenditures of fabrication equipment. In recent quarters, magnetic head manufacturers have increased capital spending to acquire new process technologies that enable them to produce GMR heads. Because the data storage and semiconductor industries are highly cyclical, and orders in CVC's backlog are subject to cancellation or rescheduling, CVC's visibility on revenues for future periods is limited, and its operating results could fluctuate significantly from period to period.

    International sales accounted for 53%, 38% and 31% of our total revenues in fiscal 1999, fiscal 1998 and fiscal 1997. CVC expects that international sales will continue to account for a significant portion of our revenue in the foreseeable future. CVC's international sales are denominated in U.S. dollars. As a result, changes in the value of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although CVC has not been significantly negatively impacted in the past by foreign currency changes in Japan, Korea, Taiwan and Europe, currency changes could negatively impact its international sales in future periods.

    CVC's gross margin is influenced by a number of factors related to the mix of revenues within a particular period. For example, systems for new process applications tend to have lower margins initially than those for existing processes. As a result, sales to semiconductor manufacturers, whose process requirements tend to be unique, generally have a lower gross margin than sales to magnetic recording head manufacturers, who typically purchase systems for which we have significantly more processing experience. Sales to international customers typically have a lower gross margin than sales to domestic customers. In addition, revenues from ion beam sources, enhancements, spare parts and field service contracts typically have a higher gross margin than system margins. As a result of these factors, CVC expects its gross margin to fluctuate from period to period.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of revenues for the following items in CVC's consolidated statement of operations data.

                                                                      YEAR ENDED SEPTEMBER 30,
                                                                  ---------------------------------
                                                                    1997          1998       1999
                                                                  --------      --------   --------
Revenues....................................................       100.0%        100.0%     100.0%
Cost of goods sold..........................................        66.0          61.6       60.9
                                                                   -----         -----      -----
Gross margin................................................        34.0          38.4       39.1
Operating expenses
  Research and development..................................        14.5          18.5       15.2
  Sales and marketing.......................................         9.0          11.3       12.2
  General and administrative................................         4.0           5.1        5.8
  In-process R&D write-off..................................          --            --        1.4
                                                                   -----         -----      -----
  Total.....................................................        27.5          34.9       34.6
Income from operations......................................         6.5           3.5        4.5
Interest and other, net.....................................        (0.9)         (1.7)      (0.3)
Write-off of deferred charges...............................          --          (1.0)        --
                                                                   -----         -----      -----
Income before income taxes..................................         5.6           0.8        4.2
Income taxes................................................         2.3           0.4        2.3
                                                                   -----         -----      -----
Net income..................................................         3.3           0.4        1.9
                                                                   =====         =====      =====

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

    REVENUES. Revenues increased 21.6% to $82.9 million for the year ended September 30, 1999 from $68.2 million for the year ended September 30, 1998. The increase is primarily attributable to additional sales resulting from the Commonwealth acquisition of $13.3 million and increased sales to data storage customers of $7.0 million, which offset lower sales of CVC's systems to semiconductor customers of $7.0 million. CVC believes that the decrease in sales to semiconductor customers reflected residual effects of the semiconductor market downturn in 1998.

    GROSS MARGIN. Gross margin increased to 39.1% of revenues for the year ended September 30, 1999 from 38.4% for the year ended September 30, 1998. Gross margin contribution in fiscal 1999 was affected by the lower margins of 30.9% on sales of the product lines from the Commonwealth acquisition. Gross margins excluding the impact of the Commonwealth acquisition product lines would have been 40.7%. The lower gross margins in fiscal 1998 reflect the higher percentage of new system sales to semiconductor customers, which usually have lower margins.

    RESEARCH AND DEVELOPMENT. Research and development expenses were unchanged at $12.6 million for fiscal 1999 compared to fiscal 1998. As a percentage of revenues, research and development expenses decreased to 15.2% for fiscal 1999 compared to 18.5% for fiscal 1998. The higher relative expenditure level in fiscal 1998 is primarily attributable to material expenses of $0.9 million associated with the completion of a government contract. Expenses in fiscal 1999 reflect additional research and development expenses of $1.3 million from the acquisition of Commonwealth, higher depreciation expense of $1.1 million due to additional capitalization of demonstration tools, partially offset by lower personnel costs of $0.9 million and lower material costs of $0.2 million related to internal development projects. Although fiscal 1999 expenditure levels were unchanged compared to fiscal 1998, CVC believes that research and development expenditures are essential to maintaining its competitive position in the data storage and semiconductor markets and expects these expenditure levels to increase in absolute dollars for the foreseeable future.

    SALES AND MARKETING. Sales and marketing expenses increased by 31.0% to $10.1 million for fiscal 1999 from $7.7 million for fiscal 1998. As a percentage of revenues, sales and marketing expenses increased to 12.2% for fiscal 1999 from 11.3% for fiscal 1998. The increase is attributable to the addition of personnel and their related expenses of $1.6 million as a result of the Commonwealth acquisition, additional personnel and related expenses in field service of $0.6 million to support CVC's expanded product offering and customer base, and increased expenses of $0.4 million for product demonstrations.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 38.7% to $4.8 million for fiscal 1999 from $3.5 million for fiscal 1998. As a percentage of revenues, administrative expenses were 5.8% for fiscal 1999, and 5.1% for fiscal 1998. The increase in general and administrative expenses reflects additional administration expenses of $0.5 million due to the Commonwealth acquisition, as well as additional accruals for doubtful accounts of $0.3 million, and other accruals for post-employment and pension benefits of $0.2 million.

    IN-PROCESS R&D WRITE-OFF. During fiscal 1999, as part of the purchase of Commonwealth, the value assigned to research expenditures on products in the development stage which have not reached technological feasibility and for which there is no alternative future use were written off in accordance with applicable accounting rules. This write-off amounted to approximately
$1.2 million.

    The in-process technology acquired from Commonwealth consists of four technology groupings: ion source products, etch modules, deposition modules, and dielectric deposition modules, which have assigned values of $0.2 million, $0.5 million, $0.3 million and $0.2 million. Descriptions of these groupings are as follows:

    - Ion source products, including both ion sources and power supplies, are being designed for use in applications that include etching, deposition, surface modification, and ion assist.

    - The etch modules are being designed to support the market requirements for ion beam processing applications.

    - The deposition modules are being designed to support very thin metallic film through ion beam sputter deposition of target materials.

    - The dielectric deposition modules are being designed to support very thin dielectric film through ion beam sputter deposition of target materials.

    As of the date of acquisition, $4.5 million had been expended to develop these R&D projects. The estimated cost to complete these projects is approximately $2.9 million, to be incurred through fiscal 2000.

    There is a risk associated with the completion of the R&D projects, and CVC cannot assure that any of the projects will have technological and commercial success without the successful completion of the remaining R&D efforts on the acquired in-process technologies. Without the successful completion of the remaining R&D efforts, CVC would not realize the future revenues and profits attributed to the acquired R&D. CVC believes, however, that the failure of any particular in-process R&D project would not materially impact CVC's financial position or operating results.

    At September 30, 1999, the estimated development completion dates and costs of the in-process R&D projects acquired from Commonwealth are consistent with the estimates made at the acquisition date.

    INTEREST AND OTHER, NET. Interest and other, net decreased to $0.2 million for fiscal 1999 from the $1.2 million for fiscal 1998. The decrease in interest and other, net primarily reflects reduced interest expense of $0.1 million due to the reduction of borrowings with the proceeds from the sale of preferred stock in December 1998, a one-time gain of $0.4 million associated with the sale of two non-core product lines and a one-time lawsuit settlement of $0.5 million for infringement by a third party of a CVC patent.

    INCOME TAXES. Income tax expense for fiscal 1999 amounted to $1.9 million compared to $0.3 million for fiscal 1998. The effective tax rate for fiscal 1999 was 55.2% compared to the effective rate of 50.9% for fiscal 1998. The increase is the result of the non-deductible in-process R&D write-off.

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

    REVENUES. Revenues increased 8.9% to $68.2 million in fiscal 1998 from $62.6 million in fiscal 1997. The increase in revenues is primarily attributable to increased systems sales of $7.4 million and spare sales of $0.9 million to new semiconductor customers. The majority of this increased volume was to new customers placing their initial system order. Partially offsetting these increases was decreased system sales to data storage customers by $5.0 million as demand decreased due to a general downturn in the industry.

    GROSS MARGIN. Gross margin increased to 38.4% of revenues in fiscal 1998 from 34.0% in fiscal 1997. The margin improvement was attributable to lower systems manufacturing costs as the result of efficiencies derived from repeat orders and increased sales of higher margin spares at 57% and enhancements at 64%.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 39.3% to $12.6 million in fiscal 1998 from $9.1 million in fiscal 1997. As a percentage of revenues, research and development expenses increased to 18.5% in fiscal 1998 from 14.5% in fiscal 1997. The increase is attributable to increased expenditures for an expanded demonstration program of $0.3 million, increased personnel costs due to the hiring of engineers in the fourth quarter 1997 to support the expanded demonstration program and new development projects of $1.5 million, increased depreciation of $0.6 million as well as expenses related to government contracts of $0.5 million.

    SALES AND MARKETING. Sales and marketing expenses increased 37.1% to $7.7 million in fiscal 1998 from $5.6 million in fiscal 1997. As a percentage of revenues, sales and marketing expenses increased to 11.3% in fiscal 1998 from 9.0% in fiscal 1997. The increase is attributable to the addition of marketing personnel to support the semiconductor market of $0.5 million, the addition of field service personnel of $0.8 million, increased trade show and advertising expense of $0.3 million, and higher commissions resulting from increased system sales of $0.1 million.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 36.9% to $3.5 million in fiscal 1998 from $2.5 million in fiscal 1997. As a percentage of revenues, general and administrative expenses increased to 5.1% in fiscal 1998 compared to 4.0% in fiscal 1997. The increase is attributable to the full year impact of additional employees hired in fiscal 1997 as well as several new hires in fiscal 1998 of $0.4 million, an increase of $0.2 million in consulting services directly related to the implementation of a new computer system and an increase of $0.1 million in depreciation for computer systems installed in fiscal 1998 and fiscal 1997.

    INTEREST AND OTHER, NET. Interest and other, net increased to $1.2 million in fiscal 1998 from $0.6 million in fiscal 1997, reflecting an increase in borrowings on the credit line and interest expense on a new $8.0 million term loan.

    WRITE-OFF OF DEFERRED CHARGES. In fiscal 1997, costs were incurred relative to preparing CVC for its initial public offering. During the fourth quarter of fiscal 1998, CVC determined to suspend efforts to complete the public offering due to continued weakness in the data storage and semiconductor industries and the equity market for initial public offerings and, accordingly, these costs were charged against current period earnings.

    INCOME TAXES. Income tax expense in fiscal 1998 was $0.3 million compared to $1.5 million in fiscal 1997. The effective tax rate for fiscal 1998 was 50.9% compared to the effective rate of 41.6% in fiscal 1997. The increase of 9.3% was due to permanent non-tax deductible expenses and a low level of profitability, partially offset by the utilization of a valuation allowance related to net operating loss carryforwards.

QUARTERLY OPERATING RESULTS

    The following tables set forth CVC's operating results for each of the eight quarters ended September 30, 1999. The information for each of these quarters is unaudited but has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that CVC considers necessary to present fairly this information when read in conjunction with CVC's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. CVC's operating results for any one quarter are not necessarily indicative of results for any future period.

                                            DEC 31,    MAR 31,    JUNE 30,   SEPT 30,   DEC 31,    MAR 31,    JUNE 30,   SEPT 30,
                                              1997       1998       1998       1998       1998       1999       1999       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                               (IN THOUSANDS)
STATEMENTS OF OPERATIONS:
Revenues..................................  $19,346    $20,529    $14,400    $13,898    $14,655    $17,788    $23,352    $27,120
Cost of goods sold........................   12,307     13,108      8,265      8,339      8,249     10,983     14,934     16,336
                                            -------    -------    -------    -------    -------    -------    -------    -------
Gross margin..............................    7,039      7,421      6,135      5,559      6,406      6,805      8,418     10,784
Operating expenses
  Research and development................    2,867      4,009      2,968      2,771      2,439      2,546      3,504      4,141
  Sales and marketing.....................    1,885      1,913      1,620      2,278      1,930      1,832      2,633      3,686
  General and administrative..............    1,028        865      1,006        577        812        902      1,238      1,870
  In-process R&D write-off................       --         --         --         --         --         --      1,174         --
                                            -------    -------    -------    -------    -------    -------    -------    -------
  Total...................................    5,780      6,787      5,594      5,626      5,181      5,280      8,549      9,697
                                            -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations.............    1,259        634        541        (67)     1,225      1,525       (131)     1,087
Interest and other, net...................     (211)      (305)      (414)      (224)      (326)       190       (220)       158
Write-off of deferred charges.............       --         --         --       (675)        --         --         --         --
                                            -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes.........    1,048        329        127       (966)       899      1,715       (351)     1,245
Income taxes (benefit)....................      436        137         53       (352)       419        757        348        413
                                            -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss).........................  $   612    $   192    $    74    $  (614)   $   480    $   958    $  (699)   $   832
                                            =======    =======    =======    =======    =======    =======    =======    =======

                                            DEC 31,    MAR 31,    JUNE 30,   SEPT 30,   DEC 31,    MAR 31,    JUNE 30,   SEPT 30,
                                              1997       1998       1998       1998       1998       1999       1999       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
PERCENTAGE OF REVENUE:
Revenues..................................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Gross margin..............................     36.4       36.1       42.6       40.0       43.7       38.3       36.0       39.8
Operating expenses
  Research and development................     14.8       19.5       20.6       19.9       16.6       14.3       15.0       15.3
  Sales and marketing.....................      9.8        9.3       11.2       16.4       13.2       10.3       11.3       13.6
  General and administrative..............      5.3        4.2        7.0        4.2        5.5        5.1        5.3        6.9
  In-process R&D write-off................       --         --         --         --         --         --        5.0         --
                                             ------     ------     ------     ------     ------     ------     ------     ------
  Total...................................     29.9       33.0       38.8       40.5       35.3       29.7       36.6       35.8
                                             ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) from operations.............      6.5        3.1        3.8       (0.5)       8.4        8.6       (0.6)       4.0
Interest and other, net...................     (1.1)      (1.5)      (2.9)      (1.6)      (2.2)       1.1       (0.9)       0.6
Write-off of deferred charges.............       --         --         --       (4.9)        --         --         --         --
                                             ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss).........................      3.2%       0.9%       0.5%      (4.4%)      3.3%       5.4%      (3.0%)      3.1%
                                             ======     ======     ======     ======     ======     ======     ======     ======

    CVC's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability from period to period, including:

    - specific economic conditions in the data storage and semiconductor industries

    - the timing of significant orders

    - cyclical patterns of capital spending by customers

    - modification or cancellation of customer orders

    - continued market acceptance of our systems and our customers' products

    - shipment delays

    - loss of a significant customer

    - increased research and development or marketing costs associated with our introduction of new products

    - introduction of new products by our customers

    - our ability to successfully introduce new products on a timely basis

    - changes in our pricing policies or those of our competitors

    - production and quality problems

    - the publication of opinions by industry analysts about us, our products or our competitors

    CVC's revenues have fluctuated over the past eight quarters primarily due to the overall decline in the data storage and semiconductor markets in 1998, which adversely affected CVC's sales for the last two quarters of fiscal 1998 and the first quarter of fiscal 1999. CVC's quarterly gross margin is influenced by a number of factors relating to the level and mix of revenues for products carrying different gross margins, as well as the type of customer, whether data storage or semiconductor manufacturers, and type of order, whether a repeat or new application. Repeat orders generally have lower costs associated with the order due to manufacturing efficiencies. Gross margin as a percentage of sales increased during the last two quarters of fiscal 1998 and the first quarter of fiscal 1999 due to: (1) a higher percentage of total revenues generated from increased sales of spare parts and enhancements carrying relatively higher gross margins and (2) a higher percentage of total system revenues generated from repeat system sales to data storage customers carrying relatively higher gross margins. Gross margin as a percentage of sales decreased during the third and fourth quarters of fiscal 1999 in part due to the consolidation of Commonwealth's operating results from May 10, 1999, the date of the acquisition.

    Sales and marketing as a percentage of sales increased during the fourth quarter of fiscal 1998 due to an increase in advertising, customer demonstrations and exhibits expense. Sales and marketing as a percentage of sales increased during the fourth quarter of fiscal 1999 due to an increase in distribution commisions, employee relocation and customer service expenses associated with the integration of Commonwealth. General and administrative expenses as a percentage of sales increased during the fourth quarter of fiscal 1999 due to an increase in allowances for bad debt, accounting fees and business system implementation all associated with the integration of Commonwealth.

    Due to potential quarterly fluctuations in operating results, CVC believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indicators of future performance. Further, in the event that in some future quarter CVC's net sales or operating results were below the expectations of public market securities analysts and investors, the price of the common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    In recent years, CVC has financed its capital and operating needs principally through the sale of $10.0 million of its preferred securities, advances from customers, and borrowings under various credit facilities. As of September 30, 1999, CVC had working capital of $22.1 million, including cash and cash equivalents of $0.4 million, compared to working capital of $10.9 million and $9.3 million at September 30, 1998 and 1997. Operating activities in fiscal 1999 used cash flow of $4.8 million, as compared with fiscal 1998 in which operating activities used cash of $6.9 million and fiscal 1997 in which operating activities provided cash of $3.1 million. In fiscal 1999, increased accounts receivable and reduced customer advances used cash of $12.0 million and $2.4 million, respectively, and were partially offset by increased depreciation of $4.2 million, increased net income of $1.6 million reduced inventories of $1.4 million, in process R&D write-off of $1.2 million, increased accounts payable of $0.7 million, and decreased other assets of $0.5 million. The significant increase in the use of cash for accounts receivables from 1998 to 1999 is due to the increased fourth quarter revenue year over year from $13.9 million to $27.1 million. The use of cash in operating activities in fiscal 1998 was a direct result of a $7.5 million decrease in advances from customers generally attributable to lower order rates from customers, and a $2.8 million decrease in accounts payable. These decreased liabilities were partially offset by $2.2 million in depreciation and reduced levels of receivables and inventory, which provided cash of $1.3 million and $1.7 million, respectively. These net changes reflect lower fourth quarter sales in fiscal 1998 as compared to fiscal 1997 by approximately $5.1 million combined with overall inventory level reductions. Of the cash provided from operating activities in 1997, net income provided $2.0 million, depreciation and amortization another $1.3 million, and increases in accounts payable, advances from customers, and other liabilities provided $4.6 million, $3.0 million and $1.3 million, respectively. Increases in accounts receivable and inventories used $3.4 million and $5.8 million of operating cash flow in 1997.

    In fiscal 1999, 1998 and 1997, CVC invested $4.0 million, $6.6 million and $2.8 million, respectively, in capital expenditures. The capital expenditures were primarily for facilities, machinery and equipment, computers and related equipment, and demonstration system tools. CVC has invested heavily in demonstration tools for use at its facilities in order to demonstrate new product capabilities for its magnetic head and semiconductor device customers. Although CVC currently has no significant capital commitments, it expects to spend approximately $6.0 million on capital expenditures over the next
12 months.

    As of September 30, 1999, CVC's principal source of liquidity consisted of a $15.0 million line of credit under a demand line and term loan agreement, under which there were $10.7 million in borrowings. As of the end of the third quarter in fiscal 1999, CVC was not in compliance with one financial test relating to minimum backlog levels to be met under the agreement and thus, CVC was in technical default of the agreement. The lender has waived in writing its rights regarding prior lack of compliance and, as of September 30, 1999, CVC was in compliance with all covenants in this agreement. Borrowings associated with term loans from a commercial bank as of September 30, 1999 amounted to $8.0 million. One of these loans requires monthly payments of principal and interest at prime plus 1/2% while the other term loan requires monthly payments of principal and interest at 8.39%. CVC also has available an equipment line of credit at September 30, 1999 which allows for maximum borrowings of $3.0 million. Borrowings under the agreement are at an interest rate of prime. There are no amounts outstanding under the equipment line of credit at September 30, 1999. CVC has a mortgage credit facility which requires monthly payments of principal and interest at 5.29% on the first $500,000 of the mortgage credit facility through October 1, 1999, after which the rate increases to 8.29% through September 30, 2002, consistent with the interest rate on $1,500,000 of the credit facility. Subsequent to September 30, 2002, CVC may select the interest rate on the remaining principal from fixed or variable interest rate alternatives.


    CVC's principal liquidity requirements are expected to be for working capital, capital expenditures, demonstration equipment, and if appropriate, acquisitions. CVC intends to use the proceeds of the offering for general corporate purposes, including approximately $15.0 million for repayment of debt, $10.0 million to reduce the Series D Redeemable Preferred Stock and the balance for additional working capital. See "Use of Proceeds." CVC believes that cash from operations, and bank borrowings, together with the net proceeds of the sale of common stock by CVC in the offering, will be adequate to fund operations for at least the next 12 months.


    CVC's long-term capital requirements will be affected by many factors, including the success of CVC's current product offerings, CVC's ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and general trends in the data storage and semiconductor industries. CVC plans to finance its long-term capital needs with the net proceeds of this offering, together with borrowings and cash flow from operations. To the extent that these funds are insufficient to finance CVC's activities, CVC will have to raise additional funds through the issuance of additional equity or debt securities or through other means. There can be no assurance that additional financing will be available on acceptable terms.

YEAR 2000

    The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Any of CVC's computer programs or hardware or other equipment that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    In order to upgrade its overall business systems' hardware and software and to enable those systems to properly use dates beyond December 31, 1999, CVC installed a new business system in May 1999 which has been certified by the vendor as Year 2000 compliant. In addition, CVC is in the process of completing its inventory and assessment of its desktop systems and laptops. CVC currently uses standard "off the shelf" vendor-supplied software on its desktop systems and laptops. Many of these vendors are still implementing their Year 2000 compliance programs and CVC will implement the Year 2000 compliant versions as required when those solutions are available. CVC has run internal tests on its desktop systems and laptops and believes it has identified those systems and laptops which require upgrade or replacement. CVC currently expects that these remediation efforts will be complete in November 1999. CVC believes that with these and other modifications or replacements of its business systems' existing software and, in some cases, hardware, its computer programs should be able to continue to operate effectively after December 31, 1999. However, if these modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 issue could have a material adverse impact on CVC's operations. With respect to its facilities and technical support systems such as security, voice mail and phone systems, CVC has contacted its suppliers of those systems and suppliers have informed CVC that the non-information technology systems they provide to CVC are Year 2000 compliant.

    CVC also relies directly and indirectly on the external systems of its customers, suppliers, subcontractors, utilities providers and other third parties. CVC has contacted these third parties about their Year 2000 readiness. These third parties have informed CVC that the systems they provide to CVC are either Year 2000 compliant or are in the process of upgrading those systems that are not Year 2000 compliant. For those systems that are not Year 2000 compliant, CVC and the particular supplier are in the process of upgrading the affected systems, a process which CVC currently expects to be complete in November 1999. To date, CVC is not aware of any third-party Year 2000 issues that could materially impact its results of operations, liquidity or capital resources. However, CVC has no means of ensuring that the third parties that it deals with will be Year 2000 ready. If the systems of any third parties with which CVC interacts experience Year 2000 problems, CVC's business, financial condition or results of operations could be materially adversely affected. CVC cannot be certain that the systems of third parties with which it interacts will not suffer from Year 2000 problems.

    CVC has warranted that all of its products shipped after June 1999 are Year 2000 ready. The Company believes that, based on internal testing, these products are Year 2000 ready and therefore any remediation expense with respect to these products will be minimal. Some of CVC's products shipped before June 1999 may require upgrades to be Year 2000 ready. Although these products were not warranted by CVC to be Year 2000 ready, CVC has offered to provide the necessary upgrades to customers who use these products. A substantial majority of these customers have accepted or requested the upgrades. Although in general CVC charges a fee for upgrading products that it shipped prior to June 1999, it has not charged all customers for these upgrades. The Company does not believe that the costs it may incur in providing all upgrades requested by its customers will be material. Notwithstanding these efforts, if any of CVC's products fails to perform or causes a system malfunction due to the onset of Year 2000, customers could bring claims against CVC, which could have a material adverse effect on CVC's business, results of operations or financial condition. Moreover, CVC's customers could choose to convert to other Year 2000 ready products in order to avoid these kinds of malfunctions, which could have a material adverse effect on CVC's business, results of operations or financial condition. CVC has worked with its customers to plan for any impact the Year 2000 has on its customers' businesses as it relates to CVC products used by its customers. In general, however, CVC has not taken efforts to determine whether its customers' businesses as a whole are Year 2000 ready. If our customers' businesses are negatively impacted by their failure to be Year 2000 ready as a whole, our business may be harmed.

    CVC has formulated a Year 2000 contingency plan. CVC's reasonably likely worst case scenario with respect to the Year 2000 issue would be disruption of its internal operating systems, particularly its accounting and billing systems. A disruption of this type may adversely impact CVC's business by creating a delay in payment by our customers and a corresponding increase in CVC's accounts receivable. We may also be required to purchase alternative hardware and software systems, incurring additional costs and suffering additional delays associated with implementing new systems. While we are confident we would be able to remediate these problems, the delays associated with remediation would harm our business. CVC cannot be certain, however, that any measures it adopts will prevent the occurrence of Year 2000 problems, which could have a material adverse effect on its business, results of operations or financial condition.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption had no impact on the Company's net income or stockholders' equity. SFAS No. 130 requires changes to the minimum pension liability, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

    In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." Start-up activities are defined broadly as those one-time activities relating to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. SOP 98-5 is effective for CVC's fiscal year 2000 financial statements and CVC does not expect its adoption to have a material effect on its financial condition or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including types of derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. CVC does not expect SFAS No. 133 to have a material effect on its financial condition or results of operations.

                                    BUSINESS

INTRODUCTION

    CVC is a worldwide supplier of process equipment used in the manufacture of magnetic recording heads for disk drives and advanced semiconductor devices for computers and communications equipment. Our equipment either deposits or removes thin film layers as steps in the process of manufacturing magnetic recording heads and semiconductor devices. Since 1993, we have shipped more than 100 CONNEXION Cluster Tool systems, including more than 400 process modules. Our customers include many of the leading manufacturers of magnetic recording heads for the data storage industry such as Alps, Fujitsu, IBM, Read-Rite, Seagate Technology, TDK and Yamaha, as well as manufacturers of semiconductor devices such as Anadigics, Analog Devices, Honeywell and M/A-COM.

INDUSTRY BACKGROUND

    THE DATA STORAGE INDUSTRY

    In order to satisfy market demand for devices with greater storage capacity, the disk drive industry has developed new types of recording heads enabling greater areal density. Areal density is the measure of stored bits per square inch in the recording surface of a disk. According to data storage industry sources, areal densities have been increasing approximately 60% per year since 1990. The growth in areal density, or storage capacity, has been facilitated by the evolution of recording head manufacturing technology from IR, or inductive recording heads, to MR, or magnetoresistive heads, to the more recent introduction of giant magnetoresistive heads, or GMR heads.

    According to TrendFocus, giant magnetoresistive head shipments are expected to increase from 0.4 billion units in 1999 to 1.2 billion units in 2002, while the shipment of magnetoresistive heads are expected to decrease from
0.5 billion units in 1999 to limited shipments by 2002. The disk drive industry's expected growth and transition to technologically advanced recording heads reflect a number of factors, including:

    - the exchange of increasing volumes of data among users across the Internet and intranets;

    - the rapid accumulation of data resulting from growth of digital content, including audio, video and data;

    - continued improvements in computing price performance ratios, including the emergence of the sub-$1,000 personal computer; and

    - the introduction of new applications for storage devices such as digital cameras, auto navigation, video on demand and personal digital assistants, or PDAs.

    Magnetic recording heads are manufactured using various thin film deposition and etch processes, which provide magnetic, conductive and insulating properties. More advanced heads typically require the deposition of approximately 18 to 28 thin film layers of different materials. CVC believes that the data storage industry's current transition to more advanced technologies will require the data storage industry to make investments in advanced processing equipment to support both the technology transition and anticipated volume growth.

    THE SEMICONDUCTOR INDUSTRY

    The manufacture of semiconductors involves multiple thin film processing steps. Semiconductor devices that utilize exotic substrates, such as Gallium Arsenide, or GaAs, are more difficult to produce due to physical characteristics such as lower maximum tolerable processing temperatures and less mechanical strength of the substrates. However, these substrates enable the fabrication of high-speed, high-performance devices with low power consumption that make them ideally suited for advanced communications applications, such as portable communication devices, including digital pagers and cellular phones. Due to the characteristics of these exotic substrates, the fabrication of devices involving these substrates requires advanced process equipment that can provide multiple, highly uniform, precision thin film materials.

    In order to increase the performance and reduce the cost of semiconductor devices, manufacturers have continued to shrink line widths, while at the same time adding multiple layers of metal interconnect materials. Semiconductor manufacturers currently use aluminum or aluminum alloys to interconnect the various layers of a semiconductor device. As semiconductor line widths shrink below 0.18 microns, or 0.18 millionths of a meter, copper is increasingly being used as an alternative to aluminum interconnects. Copper provides less resistance to electron flow at narrow line widths and makes it possible to build high speed devices using fewer interconnect layers than would be necessary with aluminum. The deposition of copper interconnect material requires two steps:
(1) the deposition of a barrier layer, to protect the insulating layers from being contaminated by copper, and (2) the deposition of seed and copper fill layers, which serve as the interconnect. The deposition of interconnect material involves very specialized substrate processing equipment, including metal deposition equipment. According to Dataquest, copper deposition equipment sales are expected to grow from $200 million in 1999 to $700 million in 2003.

    SUBSTRATE PROCESSING

    The manufacture of magnetic recording heads and semiconductors requires from tens to hundreds of fabrication processing steps. Many of these steps involve the controlled application or removal of layers of materials to or from a base material, or substrate, or on a previously deposited layer. The application of materials to a wafer, known as deposition, involves the building up of extremely thin films of electrically insulating or conducting materials. These layers can range from over one-thousandth to less than one-millionth of a millimeter in thickness. A wide range of materials and deposition processes are used to build up thin film layers on substrates to achieve specific performance characteristics. The removal of material from substrates, known as etching, involves the precise removal of residue or excess material using dry plasma or ion beams in order to build a specific pattern, for example, to form a semiconductor device.

    The process of manufacturing magnetic recording heads and semiconductors is constantly evolving to address the demand for smaller devices with higher performance. Devices with smaller features sizes and higher levels of performance require new materials or more manufacturing steps involving multiple layers of thin film materials. To successfully develop new manufacturing processes, thin film recording head and semiconductor manufacturers require sophisticated processing equipment that:

    - incorporates highly specialized processing and systems knowledge;

    - enables the precise, uniform deposition of a wide range of thin film materials;

    - supports a variety of deposition and etching processes on an integrated platform; and

    - provides the ability to transition to new materials and fabrication processes efficiently.

THE CVC SOLUTION

    CVC is a worldwide supplier of process equipment for the data storage and semiconductor industries. CVC provides thin film deposition and etching equipment based on a central substrate-handling platform to which a series of interchangeable process modules can be connected. CVC's process equipment incorporate its expertise in:

    - the deposition and removal of multiple thin film materials in a vacuum environment;

    - advanced physics and material science;

    - engineering of microelectronic and atomic components; and

    - proprietary software that controls the deposition and etching processes.

    CVC's products are designed for the highly uniform, repetitive steps required for the manufacturing of devices involving multiple thin film layers and a wide range of materials.

    CVC's CONNEXION Cluster Tool system is a modular system with stations for connecting up to six modules around a central substrate-handling platform. Each module performs a different manufacturing process on the substrate. CVC's CONNEXION Cluster Tool system enables the integration of modules supplied by either CVC or third-parties. CVC currently offers a wide range of advanced process modules for deposition and etching of thin film layers. The CONNEXION Cluster Tool, combined with a wide range of process modules, helps to create highly uniform devices through the integration of various processes in a vacuum controlled environment. CVC's integrated, modular-based systems provide functional flexibility that enables data storage and semiconductor manufacturers to quickly transition to new process technologies, improve time-to-market of higher performance products and improve manufacturing yields.

STRATEGY

    CVC's objective is to enhance its position as a worldwide developer of thin film processing technologies for the data storage and semiconductor industries. Key elements of CVC's strategy include:

    MAINTAIN TECHNOLOGICAL EXPERTISE IN THE DATA STORAGE INDUSTRY. Since 1990, CVC has focused on the development of integrated thin film process technologies that are part of the manufacturing process of advanced magnetic heads used in data storage applications. To date, CVC has shipped more than 100 of its cluster tool systems, including more than 400 process modules. CVC intends to continue to combine its expertise in the processing of thin films with the modular design of its CONNEXION Cluster Tool system to develop increasingly efficient and cost-effective integrated process solutions for the data storage industry.

    EXPAND DATA STORAGE EXPERTISE INTO THE SEMICONDUCTOR MARKET. CVC intends to leverage its accumulated expertise in thin film head processing by targeting selected semiconductor markets that require advanced thin film processes. CVC believes that its CONNEXION Cluster Tool systems is well suited for the fabrication of advanced semiconductors, advanced storage devices and optical components. CVC plans to continue to identify and develop products that address integrated process solutions where thin film process technologies play a critical role.

    CAPITALIZE ON CLOSE RELATIONSHIPS WITH INDUSTRY LEADERS. CVC has established strategic relationships with a number of industry-leading data storage and semiconductor manufacturers. By working closely with industry leaders early in their research and development stage, CVC can identify and develop customized integrated process solutions that better address customers' existing and future processing requirements. Having met the specific needs of market leaders with innovative integrated process solutions, CVC is able to leverage the experience gained to create products that will meet the demands of an expanded set of customers across a range of applications and process technologies. CVC's ability to implement new process solutions also helps CVC meet its customers' time-to-market demands and advances CVC's goal of having products designed early into its customers' production and planning cycles.

    TARGET ADVANCED INTERCONNECT OPPORTUNITIES IN THE SEMICONDUCTOR
INDUSTRY. Since 1993, CVC has committed significant resources to the development of advanced interconnect technology for high-performance integrated circuit fabrication. CVC has developed a module that enables deposition of both barrier and copper layers in an integrated system. CVC has delivered a developmental integrated copper and barrier deposition system to one of its strategic customers and intends to continue to develop solutions to meet the requirements of emerging advanced interconnect technologies.

    CONTINUE TO PROVIDE SUPERIOR CUSTOMER SERVICE ON A WORLDWIDE BASIS. CVC is focused on delivering a high level of customer satisfaction by providing superior customer service through a dedicated customer service group consisting of 53 full-time employees and a research development group consisting of 103 full-time employees, as well as through distributors and sales representatives in the United States, Japan, East Asia and Europe. CVC believes that its focus on customer service combined with CVC's process and systems expertise has enhanced its reputation in the data storage and semiconductor industries. CVC's CONNEXION Cluster Tool system is used by a majority of the leading magnetic recording head manufacturers in the data storage industry. CVC believes this broad industry representation is due in part to its superior worldwide customer service.

    BROADEN PRODUCT OFFERINGS THROUGH INTERNAL DEVELOPMENT AND
ACQUISITIONS. CVC plans to continue to expand its product offerings through both internal development and acquisitions of complementary businesses, products and technologies. Since the market introduction of the CONNEXION Cluster Tool system in 1993, CVC has continuously enhanced and expanded its product offerings in response to the evolving needs of its customers through internal research and development. In 1998, CVC developed and introduced capabilities that allow precise measurement and testing functions to take place in a process module without disrupting the production process and without disturbing the tightly controlled vacuum environment. In May 1999, CVC expanded its existing family of process modules through the acquisition of Commonwealth, a provider of ion beam deposition and etching modules.

PRODUCTS

    CONNEXION CLUSTER TOOL SYSTEM

    CVC's principal product is its CONNEXION Cluster Tool system. The CONNEXION Cluster Tool system provides some of the processes required to manufacture magnetic recording heads and semiconductor devices. The CONNEXION Cluster Tool system is based on a central substrate-handling platform and a series of interchangeable thin-film deposition and etching processing modules. CVC's CONNEXION Cluster Tool system enables the integration of process modules supplied by either CVC or third parties. Since 1993, CVC has shipped more than 100 of these systems, including more than 400 process modules. The diagrams below illustrate overhead views of two typical configurations of the CONNEXION Cluster Tool system incorporating various process modules offered by CVC.

                DATA STORAGE                                   SEMICONDUCTOR
              GMR CONFIGURATION                             GAAS CONFIGURATION

                                       [LOGO]    [LOGO]

A. SEVEN STATION CENTRAL WAFER HANDLER         D. SINGLE-TARGET PVD MODULE
B. MULTI-TARGET ION BEAM DEPOSITION MODULE     E. EIGHT STATION CENTRAL WAFER HANDLER
                                               F. INDUCTIVELY-COUPLED-PLASMA SOFT CLEAN
C. MULTI-TARGET PVD MODULE                       MODULE

    Depending on the configuration, individual systems range from $1.0 million to more than $4.0 million, and individual process modules range from approximately $350,000 to $2.0 million.

    CVC believes that the advantages provided by its CONNEXION Cluster Tool system include the following:

    ABILITY TO PROCESS A WIDE RANGE OF MATERIALS. The modular design of the CONNEXION Cluster Tool system provides customers the ability to process a wide range of materials. This ability allows CVC's customers to address their rapidly evolving manufacturing and material requirements across multiple applications.

    The following table provides an overview of the materials and applications addressed by CVC's CONNEXION Cluster Tool systems for the data storage and semiconductor industries:


                                          DATA STORAGE
  MATERIALS GROUPS                     SPECIFIC MATERIALS                    PRODUCT APPLICATIONS
Conductors            Aluminum                  Tantalum
                      Chromium                  Titanium
                      Copper                    Titanium/Tungsten
                      Gold                      Tungsten
                      Molybdenum
                      Platinum
Magnetic Materials    Aluminum Silicon Iron     Iridium Manganese            Inductive,
                      Cobalt Chromium           Iron Manganese               Magnetoresistive and
                        Platinum                Iron Tantalum Nitride        Giant
                      Cobalt Iron               Nickel Iron                  Magnetoresistive
                      Cobalt Platinum           Nickel Iron Rhodium          Recording Heads
                      Cobalt Zirconium          Nickel Manganese             for Disk Drives
                        Tantalum                Platinum Chromium Manganese
                      Cobalt Zirconium          Platinum Manganese
                        Niobium
Insulating Materials  Aluminum Nitride          Silicon Nitride
                      Aluminum Oxide            Silicon Oxide
Wear-Resistant        Diamond-like-carbon, or DLC
  Coatings


                                     SEMICONDUCTOR DEVICES
 MATERIALS GROUPS                    SPECIFIC MATERIALS                    PRODUCT APPLICATIONS
Conductors          Aluminum (alloys)         Titanium                     Gallium Arsenide
                    Cobalt                    Titanium Silicide            and Silicon
                    Copper                    Titanium Tungsten Nitride    Semiconductors
                    Gold                      Tungsten
                    Nickel
                    Platinum
Barrier/Liner/Glue/ Tantalum                  Titanium
  Layers            Tantalum Nitride          Titanium Nitride             Logic and Memory
                                                                           Integrated Circuits
High-k Dielectrics  Barium Strontium          Tantalum Pentoxide
                    Titanate                  Titanium Oxide               Analog and Mixed
                                                                           Signal Integrated
Other Specialty     Blue Phosphor             Silicon Chromium Carbon      Circuits
  Materials         Chromium Silicon Nitride  Tantalum Nitride
                    Nickel Chromium           Zinc Oxide
                    Silicon Chromium

    FLEXIBILITY OF MODULAR DESIGN. The modular design of the CONNEXION Cluster Tool system provides customers the flexibility to cost effectively transition from the development stage to full production. In the development stage, customers can use a process module as a fully-functional, stand-alone tool to develop and test individual fabrication steps. Following the successful development of individual process steps, a customer can combine multiple process modules with CVC's CONNEXION Cluster Tool platform to form an integrated production system. Furthermore, the modular design allows customers to reconfigure systems that are in production to address the evolving manufacturing processes required by magnetic recording head and semiconductor manufacturers. The flexibility to exchange modules enables customers to quickly develop new fabrication processes, improving time-to-market of higher performance products, with a lower capital investment.

    BENEFITS OF INTEGRATED PLATFORM. The integrated platform of the CONNEXION Cluster Tool system provides customers with the ability to combine various deposition and etching modules on a single platform in a vacuum controlled environment. The benefits of a vacuum controlled environment include high uniformity and reduced incidences of cross contamination and damage from external handling. CVC's integrated platform enables customers to achieve improved manufacturing yields, enhanced tool uptime and device reliability and performance.

    HIGHLY SPECIALIZED PROCESS SOLUTIONS. CVC provides customers highly specialized process solutions, including a variety of energy sources and components. These solutions enable CVC's customers to achieve high uniformity over a wide range of substrate materials and sizes, as well as control of the composition materials, atomic microstructures and surface/interface properties.

    CVC PROCESS MODULES

    CVC offers process modules for different methods of depositing thin films on a wafer, or substrate, such as physical vapor deposition, mainly a physical technique, and chemical vapor deposition, mainly a chemical technique. CVC also offers modules for different methods of removing, or etching, portions of thin films from a wafer or a substrate. CVC obtained its ion beam deposition, etching and its diamond like carbon processing modules through its acquisition of Commonwealth Scientific Corporation in May 1999.

    Below is a brief description of CVC's process modules:

PHYSICAL VAPOR DEPOSITION--PLASMA SPUTTERING MODULE

    Physical vapor deposition, or PVD, by plasma sputtering is used to deposit a wide range of magnetic, conductive and insulating materials on various substrates with different topographies. PVD is performed in a high vacuum chamber by applying a strong direct current or radio frequency electric field to an inert gas, usually argon, to create a plasma. The electrically charged ions are accelerated toward a target made of the material which is to be deposited. When the ions hit the target, atoms are physically knocked off the target and are scattered on the wafer or substrate, slowly building up a thin film layer. CVC offers both a single wafer PVD module and a multi-station PVD module for the sequential deposition of various materials within a single vacuum chamber.

PHYSICAL VAPOR DEPOSITION--ION BEAM DEPOSITION MODULE

    PVD by ion beam deposition is used to deposit a wide range of very thin magnetic, conductive and insulating materials on various substrates with different topographies. Ion beam deposition is performed in a high vacuum chamber by focusing an ion beam generated by a radio frequency or direct current ion beam source toward a target made of the desired material to be deposited. The beam of energetic ions hits the target and ejects atoms of the desired material toward the wafer or substrate, building up a thin film layer in a slower, more directional manner than with sputtering. In addition, in some processes, a second ion beam is directed toward the substrate to control the microstructure of the thin film while depositing the desired material.

METAL-ORGANIC CHEMICAL VAPOR DEPOSITION MODULE

    Metal-organic chemical vapor deposition, or MOCVD, is used to deposit various materials such as aluminum, copper, tungsten, titanium, titanium nitride, tantalum and tantalum nitride. The MOCVD process causes precursor materials that contain atoms of the material to be deposited to react at the heated wafer or substrate surface resulting in the formation of the thin film layer of the material. MOCVD uses a metal organic compound distributed through a liquid delivery system as the source of the material to be deposited.

ION BEAM ETCH MODULE

    Etching by ion beam is used to transfer a desired device pattern to the substrates. An ion beam directed toward the substrate can also be used to remove contaminants such as oxide layers or for substrate conditioning to improve adhesion. Ion beam etching is performed in a high vacuum chamber by focusing an ion beam generated by a radio frequency and direct current ion beam source toward the wafer or substrate.

DIAMOND-LIKE-CARBON MODULE

    Ion beam deposition of thin diamond-like-carbon, or DLC, is used to deposit hard coating layers as wear and corrosion protection for thin-film heads and magnetic media. The ion beam diamond-like-carbon module employs a carbon-containing gas flow through an ion source mounted onto a vacuum process chamber to deposit thin layers of diamond-like-carbon on wafers or other substrates. CVC's ion beam diamond-like-carbon deposition system sources are currently used in production by the thin-film head manufacturers. As hard disk storage densities increase, the distance between the recording head and magnetic media are decreasing to below 100 Angstroms. The next-generation advanced giant magnetoresistive heads will require dense and defect-free diamond-like-carbon films below 50 Angstroms. To address this requirement, CVC has developed a filtered cathodic arc diamond-like-carbon deposition cluster module which enables controlled deposition of high-quality ultrathin diamond-like-carbon layers. This cluster module will enable CVC to effectively serve the diamond-like-carbon application for several future generations of thin film recording heads and magnetic media.

INDUCTIVELY-COUPLED-PLASMA SOFT CLEAN MODULE

    CVC offers a multi-zone inductively-coupled-plasma, or ICP, soft clean module for surface preparation prior to material depositions. CVC's ICP module technology employs the design features of the ICP system licensed by CVC from Texas Instruments and enhanced by CVC through internal developments. The license from Texas Instruments covering the design features of the ICP system expires in 2014. The ICP module design provides the capability for damage-free cleaning of semiconductor surfaces in order to enable formation of low resistivity interconnect structures such as with copper metallization and with controlled device interfaces for enhanced interconnect reliability and performance.

RAPID THERMAL PROCESSING/RAPID THERMAL CHEMICAL VAPOR DEPOSITION MODULE

    CVC's rapid thermal processing, or RTP, module with multi-zone temperature control optimizes temperature and process uniformity and repeatability control. CVC's RTP and rapid thermal chemical vapor deposition, or RTCVD, module is designed for various thermal processing applications including anneal, oxidation and CVD processes.

    600 SERIES PHYSICAL VAPOR DEPOSITION SYSTEMS

    Introduced in 1988, the 610 and 611 products are PVD sputtering deposition systems, handling up to 6-inch diameter substrates. The 611 system is equipped with a loadlock and eight work stations enabling up to eight materials to be deposited with sequential or co-sputter deposition processes. The CVC 600 Series system is the basic design with many 611 features but without the loadlock and less automated process control. A soft clean ion source can be installed in any work station for low damage cleaning of semiconductor surfaces.

    ION BEAM SOURCES AND POWER SUPPLIES

    With its acquisition of Commonwealth, CVC obtained a range of ion sources, as well as the power supplies used to operate these sources. Ion beam processing is used in a variety of advanced research and development applications, as well as the production of thin film etch and deposition applications where precise control and repeatability of multilayer thin films are critical. CVC provides these products as components to companies supplying equipment to the precision optics, opthalmics and optoelectronics industries. In addition, CVC uses its ion beam sources and power supplies in its IBD, IBE and DLC process modules.

CUSTOMERS

    CVC's customers include many of the leading manufacturers of thin film magnetic recording heads for the data storage industry, as well as manufacturers of semiconductor devices. During fiscal year 1999, approximately 85% of CVC's revenues were derived from sales made to thin film magnetic recording head manufacturers and approximately 9% of CVC's revenues were from sales to semiconductor device manufacturers. Customers of CVC who have purchased at least one Connexion Cluster Tool system from it during fiscal 1998 and 1999 are:

DATA STORAGE                       SEMICONDUCTOR
------------                       -------------
Alps Electronics                   Anadigics
Applied Magnetics                  Analog Devices
Fujitsu                            Honeywell
Headway Technologies Inc.          Kodak
Hitachi Metals                     M/A-COM
IBM                                Viking Tech
Read-Rite                          Xerox
Samsung Electronics
Seagate Technology
Sony
TDK
Yamaha

    Of these customers, Seagate, IBM and TDK each accounted for 10% or more of CVC's revenues in fiscal 1999 and Seagate, Headway and Alps each accounted for 10% or more of CVC's revenues in fiscal 1998.

RELATIONSHIP WITH SEAGATE TECHNOLOGY

    Seagate Technology, which provides products for storing, managing and accessing digital information on computers and data communications systems, is CVC's largest customer, as well as its largest stockholder. Seagate Technology accounted for 47% of CVC's total revenue in fiscal 1997, 31% of CVC's total revenue in fiscal 1998 and 34% of CVC's total revenue in fiscal 1999. The decline in fiscal 1998 in the percentage of CVC's total revenues attributable to sales to Seagate Technology is due primarily to a decline in the absolute dollar amount of CVC's sales to Seagate Technology in fiscal 1998. CVC believes that decline, in turn, reflects competitive market conditions and weakness in demand for disk drive products. The increase in fiscal 1998 in the percentage of CVC's total revenues attributable to sales to Seagate Technology reflects an increase in the absolute dollar amount of CVC's sales to Seagate Technology, partially offset by increased sales to CVC's other customers due to expansion of its customer base.

    In 1995, Seagate Technology made an equity investment of approximately
$9.0 million in CVC. In connection with this investment, Seagate Technology obtained the right to elect two members of CVC's Board of Directors. That right will terminate upon consummation of this offering. Following completion of this offering, Seagate Technology will own shares representing approximately 21% of CVC's outstanding common stock. In addition, pursuant to a warrant acquired by it in 1995, Seagate Technology has the right to acquire an additional 790,760 shares of common stock at an exercise price of $5.58 per share. Assuming full exercise of this warrant, Seagate Technology would own an aggregate of approximately 26% of CVC's outstanding common stock following completion of this offering.

BACKLOG

    CVC's backlog consists generally of product orders for which a purchase order has been received and which are scheduled for shipment within 12 months. Because a large percentage of CVC's orders require products to be shipped in the same quarter in which the orders are received, and due to possible changes in delivery schedules, cancellations of orders and delays in shipment, CVC does not believe that the level of backlog at any point in time is an accurate indicator of its performance.

MARKETING AND SALES

    CVC sells its products in the United States and Europe through its direct sales force that is supported by its 29-person marketing and sales organization. In Japan and Europe, CVC uses distributors to sell its products. CVC markets its products in China, Korea, Taiwan, Malaysia, Singapore and Thailand through independent sales representatives. International sales accounted for 31% of CVC's total revenues for fiscal 1997, 38% for fiscal 1998 and 53% for fiscal 1999. CVC's sales and marketing organization uses a consultative sales process, working closely with customers to understand and define their deposition process and equipment needs and to determine that those needs are addressed by CVC's process technologies, as well as complementary technologies offered by other equipment providers. CVC works closely with the senior management and research and development personnel of its existing customer base to gain insight into their industries and to focus on offering new process technologies tailored to their customers' requirements.

    The sales cycles for CVC's systems vary depending upon whether the system is an initial purchase or a repeat order. New customer sales cycles are typically 12 to 18 months, whereas repeat order sales cycles are typically four to six months. The sales cycle for a new customer begins with the generation of a sales lead, which is followed by qualification of the lead, an analysis of the customer's particular applications needs and problems, one or more presentations to the customer, frequently including extensive participation by CVC's senior management, two to three product sample demonstrations, followed by customer testing of the results and extensive negotiations regarding the equipment's process and reliability specifications. New customer sales cycles are monitored closely by senior management for correct strategy approach and prioritization.

CUSTOMER SERVICE AND SUPPORT

    Prompt and effective field service and support is critical to CVC's sales efforts, due to the substantial commitments made by customers that purchase CVC's equipment. As of September 30, 1999, CVC had 53 full-time employees dedicated to customer service and support. CVC's strategy of supporting its installed base through both customer support and research and development groups has served to encourage the use of CVC's equipment and process technologies in customer production applications. CVC's engineers and field support personnel work closely with customers to help define their production and process requirements, and customers often collaborate in trial production runs at CVC's Fremont, California, Rochester, New York and Alexandria, Virginia research and demonstration facilities. CVC believes that its marketing efforts are enhanced by the technical expertise of its engineers who also provide customer process support and participate in industry forums, conferences and user groups.

    CVC generally warrants its new systems for 15 months from the date of shipment. CVC generally warrants to an original purchaser of its new systems that the products and parts manufactured or assembled by CVC and the application software supplied will be free from defects in materials and workmanship under normal use. Installation is included in the price of the system. CVC's field service engineers provide customers with call-out repair and maintenance services for a fee. Customers may also enter into repair and maintenance service contracts covering CVC's systems. For a fee, CVC trains its customers' service engineers to perform routine services, and, in addition, CVC provides its customers with 24-hour a day, seven day a week, telephone consultation services. CVC also has customer support centers located in New York, California, Texas, Minnesota, Virginia, Northern Ireland and Japan.

RESEARCH AND DEVELOPMENT

    The data storage and semiconductor manufacturing industries are characterized by rapid technological change and requirements for new product introductions and enhancements. CVC's ability to remain competitive in this market will depend in part upon its ability to develop new and enhanced systems and to introduce these systems at competitive prices and on a timely and cost-effective basis. Accordingly, CVC devotes a significant portion of its personnel and financial resources to research and development programs and seeks to maintain close relationships with its customers to remain responsive to their equipment needs. CVC continuously conducts research and development efforts in existing products to extend performance and process capabilities as well as on next generation products.

    In the data storage market, CVC has recently developed and introduced capabilities that allow precise measurement and testing functions to take place in a process module without disrupting the production process and without disturbing the tightly controlled vacuum environment. CVC has also developed a magnetic orientation device to achieve more accurate and programmable characteristics of magnetic thin films. In the area of advanced interconnect technologies, CVC has been developing leading-edge metal-organic chemical vapor deposition barrier and copper metallization processes for high-performance semiconductor interconnect applications. CVC operates process development and applications engineering facilities in New York, California, Virginia and Texas with process and metrology capabilities for data storage thin film recording head and semiconductor technologies.

    As of September 30, 1999, CVC had 103 full-time employees dedicated to its research and development programs. In fiscal 1997, 1998 and 1999, CVC expended $9.1 million, $12.6 million and $12.6 million on these programs, constituting 15%, 19% and 15% of revenues during those periods, respectively. Research and development expenditures consist primarily of salaries, project materials and other costs associated with CVC's ongoing research and development efforts. CVC expects in future years that research and development expenditures will continue to represent a substantial percentage of revenues. CVC augments its internal technology development efforts by licensing technology from others and establishing strategic research and development relationships with universities and various major customers.

    Trade, industry standards and development consortia, such as SEMI, SEMATECH and SEMI/ SEMATECH, help to define the methods, measurement parameters, manufacturing requirements and specifications influencing commercial transactions within the data storage and semiconductor industry. Christine Whitman, the chief executive officer of CVC, serves on the Board of Directors of SEMI/ SEMATECH. CVC believes that its involvement with these organizations has helped to ensure that CVC's new products conform to industry standards and emerging requirements.

MANUFACTURING

    CVC's manufacturing activities consist primarily of assembling and testing components and subassemblies which are acquired from third party suppliers and then integrated by CVC into finished systems. The manufacturing operations are conducted in CVC's 90,000 square foot facility in Rochester, New York and its 32,000 square foot facility in Alexandria, Virginia. As of September 30, 1999, CVC had 168 full-time employees dedicated to its manufacturing efforts. CVC manufactures its systems in controlled clean environments which are similar to the clean rooms used by data storage and semiconductor manufacturers. All final assembly and systems tests are performed within CVC's manufacturing facilities. Quality control of suppliers is maintained through incoming verification of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. CVC's customers frequently participate in systems testing during the final assembly and inspection process.

    CVC's Rochester and Fremont facilities are ISO 9001 certified. CVC believes that ISO 9001 certification, a quality assurance model for companies that design, produce, install and inspect items as part of their businesses, offers CVC a competitive advantage over competitors that are not ISO 9001 certified and, in some cases, is a condition of doing business with its customers.

    CVC procures components and subassemblies included in its products from a limited group of suppliers and occasionally from a single source. CVC does not maintain long-term supply contracts with its key suppliers but believes that alternative suppliers could be found if necessary.

COMPETITION

    The data storage and semiconductor manufacturing equipment industries are highly competitive. A substantial investment is required to install and integrate capital equipment into a data storage or semiconductor production line. CVC believes that once a device manufacturer has selected a particular supplier's capital equipment, that manufacturer generally relies upon that supplier's equipment for the specific production line application and, to the extent possible, subsequent generations of similar systems. Accordingly, it may be extremely difficult to achieve significant sales to a particular customer once another supplier's manufacturing equipment has been selected by that customer, unless there are compelling reasons to do so, such as significant performance or cost advantages. Increased competitive pressure could lead to lower prices for CVC's products, thereby adversely affecting CVC's operating results.

    In the data storage market, CVC's current competitors include Balzers Process Systems, Nordiko and Veeco Instruments. In the semiconductor market, CVC's competitors include Applied Materials, Balzers Process Systems and Novellus. Some of CVC's competitors have substantially greater financial resources, more extensive engineering, manufacturing, marketing and customer service and support capabilities, larger installed bases of semiconductor capital equipment and broader semiconductor process equipment offerings as well as greater name recognition than CVC.

    CVC believes that its ability to compete in the data storage and semiconductor manufacturing equipment markets depends on a number of factors, including:

    - the ability to develop and introduce new products rapidly

    - product and technology innovation

    - product quality and reliability

    - product performance

    - breadth of its product line

    - price

    - technical service and support

    - adequacy of manufacturing quality and capacity and sources of raw materials

    - efficiency of production

    - delivery capabilities

    - protection of CVC's products by intellectual property laws

CVC believes it competes favorably in the data storage and semiconductor manufacturing markets based on its multiple processing capabilities, customer support and the cost of ownership of its equipment.

    CVC expects its competitors in the data storage and semiconductor process equipment industries to continue to improve the design and performance of their current systems and processes and to introduce new systems and processes with improved price and performance characteristics.

PATENTS AND OTHER INTELLECTUAL PROPERTY

    CVC relies on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements to protect its proprietary process and equipment technology. Although CVC believes that its patents and its other intellectual property rights may have significant value, CVC also believes that due to the rapid technological changes that characterize the data storage and semiconductor equipment industries, the innovative skills, technical expertise and know-how of its personnel may be more important than patent protection or similar rights.

    As of September 30, 1999, CVC had obtained 16 issued U.S. patents and had 29 U.S. patent applications pending. CVC has also obtained two foreign patents from the United Kingdom and had 13 foreign patent applications pending on its behalf as of that date. In addition, in connection with the acquisition of Commonwealth Scientific Corporation, CVC has licensed and been assigned rights to several jointly-owned patents but there can be no assurance that such licensed and assigned rights are sufficiently broad for current or contemplated uses.

    CVC holds patents which it believes to be material to its business covering the components used for physical vapor deposition for the data storage marketplace and rapid thermal processing. As of September 30, 1999, these patents have durations of not less than 11 years. Through its acquisition of Commonwealth, CVC also holds patents covering ion beam processing with durations of not less than 11 years, as of September 30, 1999. In addition, as of September 30, 1999, CVC holds exclusive licenses to ion source technology obtained in the acquisition of Commonwealth, which extend to the term of the underlying patents, varying in length from five to 11 years. In addition, CVC has licensed the design features in its inductively-coupled-plasma technology. This license will expire in 2014.

    The data storage and semiconductor industries are characterized by frequent litigation regarding patent and other intellectual property rights. Although CVC is not aware of any pending or threatened patent litigation involving it, there can be no assurance that third parties will not assert claims against CVC with respect to existing or future products or technologies. In the event of litigation to determine the validity of any third-party claims, that litigation, whether or not determined in favor of CVC, could result in significant expense to CVC and divert the efforts of CVC's technical and management personnel from productive tasks. In the event of an adverse ruling in this type of litigation, CVC might be required to discontinue the use of processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses to the infringing technology. In the event of a successful claim against CVC and CVC's failure to develop or license a substitute technology at a reasonable cost, CVC's business could be harmed.

    CVC cannot give any assurance that its pending patent applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an negative impact on CVC's business. CVC cannot give any assurance that others will not independently develop similar products, duplicate its products or, if patents are issued to CVC, design around these patents. CVC also relies upon trade secret protection and employee and third-party nondisclosure agreements to protect its confidential and proprietary information. Despite these efforts, CVC cannot give any assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its trade secrets or disclose its technology or that CVC can meaningfully protect its trade secrets.

EMPLOYEES

    As of September 30, 1999, CVC had a total of 394 full-time employees at all of its locations, consisting of 168 in manufacturing, 103 in research and development, 29 in marketing and sales, 53 in customer service and support, 35 in administration and 6 in facilities maintenance.

    As of September 30, 1999, 47 employees at CVC's site in Rochester, New York were members of Local 342 of the International Union of Electronic, Electrical, Salaried, Machine & Furniture Workers union and covered by a collective bargaining agreement scheduled to expire in October, 2001. CVC believes that its relations with its employees, and the bargaining unit which represents the Local 342 members, are good.

FACILITIES

    CVC's principal office is located in Rochester, New York, and consists of 90,000 square feet used for manufacturing, research and development and administration. CVC entered into a financing agreement with the County of Monroe Industrial Development Agency in 1974 under which this agency's bond proceeds were used to purchase the land and construct the Rochester facility for lease to CVC. On September 29, 1997, CVC entered into an amended lease agreement with the County of Monroe Industrial Development Agency that extended the term of the original lease from the year 2000 to December 31, 2007. Upon the expiration of this amended lease, CVC is obligated to purchase the Rochester facility from this agency for nominal consideration.

    As part of its acquisition of Commonwealth Scientific Corporation in May 1999, CVC obtained two operating facilities. These facilities are located in Alexandria, Virginia. The principal administrative office is in an owned building which is approximately 22,000 square feet. The manufacturing and engineering functions are located in a separate leased facility of approximately 32,000 square feet. This facility is leased under two separate leases for approximately 28,000 square feet and 4,250 square feet of contiguous space. The leases on this facility are scheduled to expire on January 31, 2000 and September 14, 2001.

    In addition, CVC leases 14,400 square feet in Fremont, California, for research and process development, product engineering and as a base for regional sales and field service for the West Coast of the United States and 3,400 square feet in Dallas, Texas, for engineering, equipment design, process development, sales and customer support. CVC also leases space in Minneapolis, Minnesota, Japan, Northern Ireland, Singapore and Taiwan for sales and customer support. Although CVC believes that its current facilities are adequate to meet its current requirements for the near term, it may seek to lease or acquire additional facilities in the future.

LEGAL PROCEEDINGS

    In the ordinary course of business, CVC may be involved in legal proceedings from time to time. As of the date of this prospectus, there are no material legal proceedings pending against CVC.

SECURITIES LAW ISSUES

    In 1997, CVC initiated the process of registering its common stock under the Federal securities laws in preparation for its initial public offering. The process included filing with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 and a registration statement on Form 8-A under the Securities Exchange Act of 1934. When market conditions deteriorated in late 1997, CVC suspended its efforts to complete its initial public offering until market conditions improved, but it did not withdraw those registration statements from the filing process. The registration statement on Form 8-A subsequently became effective automatically by operation of law, as a consequence of which CVC became subject to the reporting and disclosure obligations of the Securities Exchange Act, even though it had not "gone public" and no trading in its securities had occurred. Because CVC was not aware it had become subject to those requirements, it did not attempt to satisfy them. Furthermore, CVC completed several unregistered sales of its capital stock and issued several written communications during the period when the initial public offering process had been suspended but the registration statement on Form S-1 was still pending, potentially raising questions regarding the availability of the exemptions from the registration requirements of the Securities Act upon which it was relying.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of CVC are as follows:

NAME                                       AGE                            POSITION
----                                     --------                         --------
Christine B. Whitman...................     48      President, Chief Executive Officer and Chairman
Giovanni Nocerino, Ph.D................     47      Executive Vice President, Sales & Service
Emilio O. DiCataldo....................     48      Senior Vice President and Chief Financial Officer
Mehrdad M. Moslehi, Ph.D...............     39      Senior Vice President and Chief Technology Officer
Christopher J. Mann....................     41      Senior Vice President, Marketing
Richard J. Chicotka, Ph.D..............     58      Vice President, Engineering
Richard A. Kellogg.....................     57      Vice President, Manufacturing
Judd C. Prozeller......................     48      Vice President, Quality & Human Resources
Robert C. Fink.........................     64      Director
Maurice F. Holmes......................     56      Director
Douglas A. Kingsley....................     37      Director
Thomas C. McDermott....................     63      Director
Seiya Miyanishi........................     53      Director
George R. Thompson, Jr.*...............     69      Director
Donald L. Waite........................     66      Director

------------------------

* Mr. Thompson has advised CVC that upon consummation of this offering he will retire as a director.

    Ms. Whitman joined CVC Products in 1978 and has served as President, Chief Executive Officer and Chairman of CVC since its acquisition of CVC Products in 1990. Ms. Whitman received a BA from Syracuse University and is a member and Secretary of the Board of Directors of SEMI/ SEMATECH. She also serves as a member of the Board of Directors of Frontier Telephone of Rochester and The M&T Bank. Ms. Whitman serves on the Executive Committee of the Board of Directors of the Industrial Management Council, the Board of Trustees for the Greater Rochester Chamber of Commerce, the United Way Board of Directors, the Al Sigl Center Partners' Foundation Board of Governors and is a member of the Board of Trustees of Rochester Institute of Technology.

    Dr. Nocerino joined CVC in 1997 as Executive Vice President, Sales & Service. From 1994 to 1997, Dr. Nocerino worked as Vice President and General Manager of Sales and Marketing at Varian Associates, a supplier of semiconductor manufacturing equipment. Prior to his employment at Varian Associates, Dr. Nocerino was Executive Vice President with Materials Research Corporation, a subsidiary of Sony and a manufacturer of thin film equipment and material for the data storage and semiconductor industries. Dr. Nocerino holds a joint honors B.Sc. in Physics and Electronic Engineering and a Ph.D. from the University of Manchester, England.

    Mr. DiCataldo joined CVC in 1995 as Senior Vice President and Chief Financial Officer. From 1991 to 1995, Mr. DiCataldo served as Senior Vice President, Finance and Administration of MedImmune, Inc., a therapeutic and vaccine company. Prior to his employment at MedImmune, Mr. DiCataldo held Vice President-level positions at Bausch & Lomb, Inc. and Praxis Biologics and worked for the firm of Price Waterhouse LLP. Mr. DiCataldo is a Certified Public Accountant and holds a BS in Accounting from St. John Fisher College.

    Dr. Moslehi joined CVC in 1994 as Senior Vice President and Chief Technology Officer. From 1988 to 1994, Dr. Moslehi served in various positions at Texas Instruments, a semiconductor manufacturer, most recently as Branch Manager in their Semiconductor Process and Design Center where he developed process and equipment technologies such as RTP, PVD and photochemical cleaning. Dr. Moslehi is named as an inventor on over 80 U.S. patents and in 1993 he earned the American Electronics Association's Technologist/Inventor of the Year. Dr. Moslehi received a BS in Electrical Engineering at Arya-Mehr University of Technology and a MS and Ph.D. in Electrical Engineering from Stanford University. Dr. Moslehi also serves on the consulting faculty of Stanford University.

    Mr. Christopher Mann joined CVC Products in 1979 and now serves as Senior Vice President, Marketing after having served as Senior Vice President, Data Storage from 1997 to June 1999. Mr. Mann has previously held the positions of Field Service Manager, Engineering Services Manager and Vice President, Data Storage at CVC. Prior to joining CVC in 1979, Mr. Mann worked for Sperry in the United Kingdom.

    Dr. Chicotka joined CVC in 1995 as Vice President, Operations, and since 1998 has served as Vice President, Engineering. From 1994 to 1995, Dr. Chicotka served as Director of Development Engineering of Conner Peripherals, a manufacturer of disk drives. From 1993 to 1994, Dr. Chicotka served as Director of Process Engineering of Seagate Magnetics, a division of Seagate Technology. From 1962 to 1992, Dr. Chicotka served in various positions at IBM, most recently as Manager of Head Process Manufacturing and Engineering of Storage Products Development and Manufacturing in San Jose, California. Dr. Chicotka received a BS and MS in Metallurgical Engineering and a Ph.D. in Materials Science from Polytechnic Institute of Brooklyn.

    Mr. Kellogg joined CVC in 1999 and currently serves as Vice President, Manufacturing. From 1998 to 1999, he consulted with CVC and other firms in the materials management area. From 1997 to 1998, Mr. Kellogg held the position of Vice President, Materials for Lam Research Corporation, a manufacturer of semiconductor processing equipment. From 1994 to 1997, Mr. Kellogg was Vice President of Operations for Varian Thin Film Systems, a manufacturer of plasma vapor deposition systems and, after its acquisition, with Novellus Systems. He spent the period from 1989 to 1994 with Libbey Owens Ford Glass as General Manager of its Shelbyville operations. Mr. Kellogg holds a BA from Lake Forest College.

    Mr. Prozeller joined CVC in 1995 and currently serves as Vice President, Quality and Human Resources. From 1990 to 1995, Mr. Prozeller served as the Senior Program Director for the Department of Training and Professional Development at the Rochester Institute of Technology. From 1990 to 1995,
Mr. Prozeller also served as a total quality consultant for a number of large institutional clients. From 1979 to 1988, Mr. Prozeller served in various positions at the Xerox Corporation, most recently as a Total Quality Consultant, providing consulting services to various suppliers. Mr. Prozeller received a BS from New York State University at Brockport, an MED from Nazareth College of Rochester and an MBA from Rochester Institute of Technology.

    Mr. Fink has been a director of CVC since 1997. In 1993, Mr. Fink joined Lam Research Corporation, a manufacturer of semiconductor processing equipment, and formerly served as the Chief Operating Officer, following Lam's acquisition of Drytek, Inc. Mr. Fink served as the President of Drytek from 1983 to 1988. Prior to Drytek, Mr. Fink spent four years with ITT Corporation's Semiconductor Division as Director of VLSI Operations for North America and 12 years with General Instrument Corporation's Microelectronics Division as Director of Worldwide Manufacturing Resources. Mr. Fink's career also includes 13 years with General Electric Corporation. He received a BS in Metallurgical Engineering from Polytechnical Institute of New York.

    Mr. Holmes has been a director of CVC since October 1999. Since
January 1999, Mr. Holmes has been a Professor of the Practice of Management and Engineering Systems at the Massachusetts Institute of Technology, as well as holding a dual professorship with both its Sloan School of Management and School of Engineering. Prior to this, Mr. Holmes served as Corporate Vice President and the Chief Engineer for Xerox Corporation beginning in 1994. Mr. Holmes received a BS degree from the University of Pittsburgh and a MS in Mechanical and Aerospace Science from the University of Rochester. He currently is a director of Frontier Telephone Company of Rochester, Optical Dynamics Corporation and Storage Technology Corporaton. In addition, Mr. Holmes serves on the Board of Trustees of Rochester Institute of Technology and the Ford Design Institute.

    Mr. Kingsley has been a director of CVC since 1998. Mr. Kingsley is a Senior Vice President of Advent International Corporation, a venture capital firm, where he has been employed since 1990. From 1985 through 1988 Mr. Kingsley was a sales engineer for Teradyne, Inc., a manufacturer of automatic test equipment for the electronics industry. Mr. Kingsley is a graduate of Dartmouth College and Harvard Business School. He is a director of LeCroy Corporation and a member of the Board of Overseers of the Boston Symphony Orchestra.

    Mr. McDermott has been a director of CVC since October 1999. From 1994 to 1997, Mr. McDermott was Chairman of the Board, Chief Executive Officer and President of Goulds Pumps, Inc. From 1986 to 1993, Mr. McDermott was the President and Chief Operating Officer of Bausch & Lomb. Prior to this,
Mr. McDermott served in a variety of management positions at Bausch & Lomb, and also was a member of its Board of Directors from 1983 until 1993. Mr. McDermott received a BS degree and an Honorary Doctoral Degree from Providence College. He currently is a director of Canandaigua Brands, Inc. and Thomas & Betts Corporation. In addition, Mr. McDermott serves on the Board of Governors of Strong Memorial Hospital and as a Trustee of Rochester Institute of Technology.

    Mr. Miyanishi has been a director of CVC since 1990. Since 1987, Mr. Miyanishi has served as President and Chief Executive Officer of Nikko Tecno, a company based in Japan and involved in the import and export of capital equipment, which was founded in 1946. Mr. Miyanishi has served as owner, President and Chief Executive Officer of several other companies in Japan.
Mr. Miyanishi received a BS of managerial economics from Keio University.

    Mr. Thompson became a director of, as well as a consultant to, CVC upon CVC's acquisition of Commonwealth Scientific Corporation in May 1999.
Mr. Thompson was a co-founder of Commonwealth Scientific and was President, CEO and Chairman of the Board from 1970 to 1999. Prior to founding Commonwealth, he served in various engineering and marketing positions with Systems Research Laboratories, Barry Controls Inc., and Bromion, Inc. Mr. Thompson is Chairman of the Board of Marshall National Bank and Trust Co. in Marshall, Virginia.
Mr. Thompson attended the University of Virginia and received a BS in General Engineering from M.I.T.

    Mr. Waite has been a director of CVC since 1995. Since 1983, Mr. Waite has served in various positions for Seagate Technology, most recently as Senior Administrative Officer, Senior Financial Officer and Executive Vice President. Mr. Waite received a BS in Accounting from Creighton University and a JD from Georgetown University Law Center. Mr. Waite is a Certified Public Accountant.

    All directors hold office until the next annual meeting of the stockholders and until their successors have been elected and qualified. Executive officers of CVC are elected by CVC's board of directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers or directors of CVC.
Mr. Thompson has advised CVC that upon consummation of this offering he will resign his directorship.

DIRECTOR COMMITTEES AND COMPENSATION

DIRECTOR COMMITTEES

    The Audit Committee of CVC's board of directors consists of Messrs. Kingsley, McDermott, Thompson and Waite. The Audit Committee:

    - reviews with CVC's independent accountants the scope and timing of their audit services;

    - the accountants' report on CVC's consolidated financial statements following completion of their audit; and

    - CVC's policies and procedures with respect to internal accounting and financial controls.

In addition, the Audit Committee makes annual recommendations to CVC's board of directors for the appointment of independent accountants for the ensuing year.

    The Compensation Committee of CVC's board of directors consists of Messrs. Fink, Holmes and Kingsley. The Compensation Committee:

    - reviews and evaluates the compensation and benefits of all officers of CVC;

    - reviews general policy matters relating to compensation and benefits of employees of CVC;

    - makes recommendations concerning these matters to CVC's board of directors; and

    - administers CVC's stock option plans. See "--Stock Plans."

DIRECTOR COMPENSATION

    Directors who are employees of CVC will receive no additional compensation for their services as members of CVC's board of directors or as members of Board committees. Directors who are not employees of CVC are paid an annual retainer of $8,000, payable in shares of common stock, as well as additional fees paid in cash of $1,500 for each meeting of the Board and $500 for each meeting of a Board committee attended by a director. In addition, chairmen of Board committees are paid an additional amount of $1,000 in cash. CVC's directors are reimbursed for their out-of-pocket and travel expenses incurred in connection with their service as directors.

    CVC's Nonemployee Directors' 1999 Stock Option Plan contains provisions pursuant to which options for 7,500 shares of common stock are granted to each nonemployee director upon commencement of service on the Board, and options for 2,000 shares of common stock are granted to each nonemployee director on March 31 of each year of continued service on the Board. CVC has authorized and reserved 200,000 shares of common stock for issuance under this plan.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation for fiscal 1997, 1998 and 1999, respectively, of the chief executive officer and each of the other four most highly compensated executive officers of CVC whose total salary and bonus for fiscal 1999 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                 NUMBER OF
                                                                                 SECURITIES
                                                                                 UNDERLYING
                                                 ANNUAL COMPENSATION            OPTIONS/SARS
                                        -------------------------------------    LONG-TERM
                                                               OTHER ANNUAL     COMPENSATION      ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR      SALARY     BONUS     COMPENSATION(1)      AWARDS      COMPENSATION(2)
---------------------------  --------   --------   --------   ---------------   ------------   ---------------
Christine B. Whitman
President, Chief Executive
  Officer and Chairman...      1999     $178,652   $28,000             --           33,333          $2,936
                               1998      173,040    47,600             --               --           2,647
                               1997      167,250    46,600             --           51,000           2,325
Giovanni Nocerino
Executive Vice President,
  Sales & Service........      1999(4)   224,950        --        $75,654(3)            --           3,085
                               1998      183,333        --         16,535          160,000              --
                               1997           --        --             --               --              --
Mehrdad M. Moslehi
Senior Vice President and
  Chief Technical Officer..    1999      158,489    10,000             --           16,667           2,700
                               1998      147,054    31,100             --               --           2,576
                               1997      140,078    29,100             --           12,000           1,905
Christopher J. Mann
Senior Vice President,
  Marketing..............      1999      158,487        --         41,127(5)        16,667           3,810
                               1998      147,290    27,100         77,731(5)            --           4,153
                               1997      122,406    28,500         31,962(5)        22,500           2,506
Emilio O. DiCataldo
Senior Vice President and
  Chief Financial Officer..    1999      152,148    25,000             --(6)        30,000           2,213
                               1998      146,692    31,800             --               --           1,900
                               1997      142,551    34,400         46,930           48,000           1,330

------------------------

(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the executive officer for each fiscal year.

(2) Represents matching contributions made by CVC on behalf of the executive officer to its 401(k) Plan.

(3) Represents automobile allowance of $1,901 and sales commissions of $73,754.

(4) No information for fiscal 1997 is presented as Mr. Nocerino joined CVC in fiscal 1998. Mr. Nocerino became one of our executive officers in the fall of 1997.

(5) Represents automobile allowance of $10,488 and sales commissions of $30,639 in 1999, automobile allowance of $10,488 and sales commissions of $67,243 in 1998 and automobile allowance of $10,488 and sales commissions of $21,474 in 1997.

(6) Represents relocation expense of $17,500, relocation allowance of $26,670 and dues of $2,760.

    The following table sets forth information regarding the option grants made during fiscal 1999 to each of the executive officers. CVC issued no stock appreciation rights in fiscal 1999.

                                 OPTION GRANTS

                                                                                              INDIVIDUAL GRANTS
                                                                                           -----------------------
                                                                                              VALUE AT ASSUMED
                                                  PERCENT OF                                   ANNUAL RATES OF
                                                    TOTAL                                        STOCK PRICE
                                    NUMBER OF      OPTIONS                                    APPRECIATION FOR
                                    SECURITIES    GRANTED TO    EXERCISE OR                      OPTION TERM
                                    UNDERLYING   EMPLOYEES IN   BASE PRICE    EXPIRATION   -----------------------
NAME                                 OPTIONS     FISCAL 1999     ($/SHARE)       DATE          5%          10%
----                                ----------   ------------   -----------   ----------   ----------   ----------
Christine B. Whitman..............    33,333         10.70%        $6.00        5/14/09    $  255,254   $  322,099
Giovanni Nocerino.................        --            --            --             --            --           --
Mehrdad M. Moslehi................    16,667          5.35          6.00        5/14/09       127,631      161,054
Christopher J. Mann...............    16,667          5.35          6.00        5/14/09       127,631      161,054
Emilio O. DiCataldo...............    30,000          9.63          6.00        5/14/09       229,731      289,892

    The following table sets forth information regarding exercise of options and the number and value of options held at September 30, 1999, by each of the officers listed below.

                             YEAR END OPTION VALUES


                                                         NUMBER OF               VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                    AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                                                ---------------------------   ---------------------------
                                                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------   -------------   -----------   -------------
Christine B. Whitman..........................    353,600         53,733      $3,263,456      $293,880
Giovanni Nocerino.............................     53,333        106,667         227,732       455,468
Mehrdad M. Moslehi............................      3,200         21,467          13,664        85,868
Christopher J. Mann...........................    206,000         25,667       1,905,332       113,666
Emilio O. DiCataldo...........................    142,800         49,200       1,081,812       241,152


------------------------


(1) The value of the unexercised, in-the-money options on September 30, 1999 is based on the difference between the initial public offering price of the common stock and the per share option exercise price, multiplied by the number of shares of common stock underlying the options.


STOCK OPTION PLANS

    STOCK OPTION PROGRAM

    Until June 1996, CVC had an informal stock option program under which selected employees were granted non-qualified options to purchase shares of common stock. The primary purpose of this program had been to provide long-term incentives to selected CVC employees and to further align their interests with those of CVC. Under this program, the Compensation Committee and/or CVC's board of directors:

    - selected the participants;

    - determined the number of shares of common stock offered to each participant;

    - determined the terms of the repurchase rights for each participant; and

    - determined other terms of sale.

Options granted under this informal plan generally vested over a period of three-to-five years from the date of grant and were exercisable at the fair market value of a share of common stock at the date of grant. Under this program, options to purchase 1,473,840 shares of common stock have been granted, of which options to purchase 321,333 shares of common stock have been exercised and options to purchase 120,000 shares of common stock have been cancelled.

1996 STOCK OPTION PLAN

    CVC's 1996 Stock Option Plan was adopted by CVC's board of directors effective June 30, 1996 under which selected employees were granted nonqualified stock options and incentive stock options to purchase shares of common stock. The primary purpose of this plan was to provide long-term incentives to selected CVC employees and to further align their interests with those of CVC. Under the plan, the Compensation Committee and/or CVC's board of directors:

    - selected the participants;

    - determined the form and number of shares of common stock offered to each participant;

    - determined the exercise period of each option;

    - determined the terms of the repurchase rights for each participant; and

    - determined other terms of sale.

    Options granted to employees under this plan were generally at fair market value as of the grant date based upon valuations obtained contemporaneously from an independent appraiser. Options granted generally vested over a period of three-to-five years from the date of grant and were exercisable at the fair market value of a share of common stock at the date of grant.

    As of September 30, 1999, options to purchase 582,134 shares of common stock had been granted under this plan, of which options to purchase 16,600 shares of common stock have been exercised and options to purchase 184,833 shares have been cancelled. This plan was terminated as of August 30, 1999.

1997 STOCK OPTION PLAN

    CVC's 1997 Stock Option Plan was adopted by CVC's board of directors effective October 16, 1997, under which stock options may be granted to employees of CVC and its subsidiaries. This plan permits the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code and nonqualified stock options which do not so qualify. CVC has initially authorized and reserved 1,833,333 shares of common stock for issuance under this plan, with the number of shares authorized and reserved being increased annually in an amount equal to 5% of the total number of shares of common stock issued by CVC in the preceding fiscal year, with a maximum aggregate of shares issued under this plan not to exceed 3,333,333. As of September 30, 1999, 736,002 options had been granted. Options to purchase 185,734 shares have been cancelled and 133 shares have been exercised as of September 30, 1999. The shares may be unissued shares or treasury shares. If an option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that option will again be available for grant under the plan.

    The Compensation Committee administers the plan. Subject to the limitations set forth therein, the Compensation Committee has the authority to:

    - determine the persons to whom options will be granted;

    - the time at which options will be granted;

    - the number of shares subject to each option;

    - the exercise price of each option, which may not be less than the fair market value of the underlying common stock;

    - the time or times at which the options will become exercisable;

    - the duration of the exercise period;

    - provide for the acceleration of the exercise period of an option at any time prior to its termination or upon the occurrence of a merger, acquisition or similar transaction;

    - cancel and replace stock options previously granted with new options for the same or a different number of shares and having a higher or lower exercise price; and

    - amend the terms of any outstanding stock option to provide for an exercise price that is higher or lower than the current exercise price.

    All officers, employees and consultants of CVC and its subsidiaries are eligible to receive grants of stock options under this plan, as selected by the Compensation Committee. The maximum term of options granted under this plan is ten years from the date of grant. The maximum number of shares of common stock that may be subject to options granted to any participant of the plan during any one calendar year is 333,333. Options granted under the plan will generally become vested and exercisable over a five-year period in equal annual installments, unless the Compensation Committee specifies a different vesting schedule. However, in the event of a change of control upon a transaction such as a merger, consolidation, sale of all or substantially all of the assets of CVC or a change in the composition of a majority of CVC's Board, then each option that was not then vested prior to these types of events will become fully vested and immediately exercisable unless assumed or substituted by the successor corporation.

    All options granted under this plan are nontransferable by the optionee, except for transfers approved by the Compensation Committee to permitted transferees, such as immediate family members of the optionee and charitable institutions and transfers upon the optionee's death in accordance with his will or applicable law. In the event of an optionee's death or permanent and total disability, outstanding options that have become exercisable will remain exercisable for a period of one year, and the Compensation Committee will have the discretion to determine the extent to which any unvested options shall become vested and exercisable. In the case of any other termination of employment, outstanding options that have previously become vested will remain exercisable for a period of 90 days. However, all unexercised options will be immediately forfeited by any employee who is terminated as a result of any of the following:

    - embezzlement or misappropriation of corporate funds;

    - conviction for a felony;

    - misconduct resulting in material injury to us;

    - significant activities harmful to our reputation or the reputation of any of our subsidiaries;

    - a significant violation of our corporate policies;

    - willful refusal to perform, or substantial disregard of, the duties properly assigned to the option holder; or

    - a significant violation of any contractual, statutory or common law duty of loyalty to us or any of our subsidiaries.

    The exercise price of an option is payable in cash or, in the discretion of the Compensation Committee, in common stock or a combination of cash and common stock. An optionee must satisfy all applicable tax withholding requirements at the time of exercise. This plan has a term of ten years, subject to earlier termination or amendment by CVC's board of directors, and all options granted under its plan prior to its termination remain outstanding until they have been exercised or are terminated in accordance with their terms. CVC's board of directors may amend this plan at any time.

    1999 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

    CVC's board of directors has adopted and our stockholders have approved the 1999 Nonemployee Director Stock Option Plan. Under this plan, stock options are granted to each member of CVC's board of directors who is not an employee of CVC. See "--Director Committees and Compensation" and "--Director Compensation."

    ASSUMPTION OF COMMONWEALTH STOCK OPTIONS

    In connection with the closing of the acquisition of Commonwealth Scientific Corporation, all outstanding options to purchase shares of Commonwealth as of the closing were assumed by CVC. These non-qualified options are governed by stand alone agreements with each respective optionee. As of September 30, 1999, options to purchase an aggregate of 270,697 shares of common stock are held by former optionees of Commonwealth.

PENSION PLAN

    CVC maintains a defined benefit retirement plan for its employees which provides retirement benefits based upon a formula that takes into account the employees' compensation and length of service with CVC, as well as benefits employees may be entitled to receive under prior retirement plans of CVC. This plan was frozen effective September 30, 1991 and no further benefits will be accrued under it. Mr. Christopher Mann will receive $157.68 and Ms. Christine Whitman will receive $394.28, each on a monthly basis, commencing at retirement at attainment of age 65.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Messrs. Fink, Holmes and Kingsley. None of these directors was at any time during the fiscal year ended September 30, 1999, nor at any other time within the past five years, an officer or employee of CVC. No executive officer of CVC serves as a member of a board of directors or compensation committee of any entity which has one or more executive officers serving as a member of CVC's board of directors or its Compensation Committee.

AGREEMENTS WITH EMPLOYEES

    CVC has entered into severance agreements with Ms. Whitman, Messrs. DiCataldo, Mann, Kellogg, Prozeller and Drs. Moslehi, Chicotka and Nocerino. These agreements provide that these employees will serve CVC in their offices for a term of three years, with automatic one-year renewals, subject to earlier termination as provided for in the these agreements. These agreements set forth the following minimum base salary during the term of the particular agreement for the following employees: (1) Ms. Whitman - $168,000;
(2) Dr. Chicotka - $127,688; (3) Mr. DiCataldo - $140,369;
(4) Mr. Kellogg - $142,000; (5) Mr. Mann - $124,162;
(6) Dr. Moslehi - $142,771; (7) Dr. Nocerino -  $220,000; and
(8) Mr. Prozeller - $110,000. These amounts are subject to possible increase at the sole discretion of the Compensation Committee. Each employee is also eligible to receive, at the sole discretion of the Compensation Committee, an annual bonus based on the contribution of the employee towards achievement of the annual business goals of CVC. Under these agreements, the employees are entitled to participate in the employee benefit plans of CVC and are eligible for the grant of stock options, in the sole discretion of the Compensation Committee.

    In addition, these agreements provide that the employee is entitled to a lump-sum cash severance payment in the following circumstances:

    - upon a termination by CVC of the employee without cause; and

    - upon a termination by the employee of his employment with CVC, within six months immediately following an acquisition, merger, reorganization of CVC or other similar transaction or event.

This lump-sum severance payment is equal to the employee's base salary as in effect immediately prior to termination multiplied by a number of months
(24 months for Ms. Whitman, 18 months for Mr. DiCataldo, 12 months for Drs. Moslehi, Chicotka, Nocerino and Messrs. Mann, Kellogg, Prozeller and Sowers) and then discounted to present value from the dates payments would otherwise have been made.

    Upon an acquisition, merger, reorganization or other similar transaction or event, all options to purchase shares of common stock held by the employees that were not then vested will become fully and immediately vested and exercisable, unless provision has been made for (1) continuation of any CVC option plan and/or the assumption of options by a successor corporation or (2) the substitution for the options of new options covering the stock of a successor corporation, with appropriate adjustments. An employee terminated after any of these types of transactions or events will retain the right to exercise any options to purchase shares of common stock for 12 months following the date of his or her termination or, if earlier, the expiration of the original term of the option.

    These agreements include restrictive covenants for the benefit of CVC relating to non-disclosure by the employee of CVC's confidential business information and CVC's right to inventions and technical improvements of the employee.

                              CERTAIN TRANSACTIONS

    Advent International Group is a principal stockholder of CVC. Mr. Kingsley, a director of CVC, is a Managing Director of Advent.

    Seagate Technology is a principal stockholder of CVC, as well as a major customer. Mr. Waite, a director of CVC, is an officer of Seagate Technology. Total revenues attributed to sales of CVC products to Seagate Technology were $29.2 million in fiscal 1997, $21.3 million in fiscal 1998 and $28.4 million in fiscal 1999.

    In December 1998, CVC sold an aggregate of 100,000 shares of Series C Convertible Preferred Stock for a price of $100.00 per share and a warrant to purchase an aggregate of 200,000 shares of common stock to entities affiliated with Advent International Corporation in a private placement. The Series C Convertible Preferred Stock is automatically converted into 1,016,260 shares of common stock, as well as 100,000 shares of Series D Redeemable Preferred Stock upon consummation of this offering. The Series D Redeemable Preferred Stock will, in turn, be redeemed by CVC upon the consummation of this offering for a redemption price of $10.0 million. As a consequence of redemption of the Series D Redeemable Preferred Stock, Advent will have received the return of its entire $10.0 million investment made in December 1998 and will continue to own 1,016,260 shares of CVC common stock. The warrant will be terminated upon consummation of this offering. See "Description of Capital Stock."

    Also, in connection with that transaction, CVC entered into an Amended and Restated Registration Rights Agreement with Advent, Seagate Technology, Nikko Tecno and executive officers and stockholders of CVC who are parties to this agreement. This agreement grants demand and piggy-back registration rights to Seagate Technology and Advent with respect to shares of common stock issuable upon conversion of all outstanding shares of the Series B and Series C Senior Convertible Redeemable Preferred Stock, and also grants piggy-back registration rights to the executive officers and stockholders of CVC who are parties to this agreement. See "Description of Capital Stock--Registration Rights." In addition, CVC entered into an Amended and Restated Stockholders' Agreement with Advent, Seagate Technology, Nikko Tecno and the executive officers and stockholders of CVC who are parties to this agreement providing for voting and pre-emptive rights with respect to the acquisition and sale of shares by CVC, as well as matters affecting corporate governance. These rights will terminate when the Series A, Series B and Series C Senior Convertible Redeemable Preferred Stock are converted into common stock upon the consummation of this offering.

    As part of CVC's acquisition of Commonwealth in May 1999, CVC entered into a consulting agreement with George R. Thompson, Jr., the former Chief Executive Officer of Commonwealth and a current director of CVC. Under the terms of this consulting agreement, CVC is obligated to pay Mr. Thompson an aggregate amount of $525,000 over the three-year period following the acquisition, as consideration for consulting services provided by him to CVC. In addition, Mr. Thompson is entitled to benefits, such as an automobile allowance and health insurance coverage. This consulting agreement may be terminated by Mr. Thompson for any reason at any time and by the Company in the following circumstances:

    - if Mr. Thompson (1) materially breaches his obligations under a non-competition agreement; (2) is convicted of a felony or any offense involving misappropriation of money; or (3) willfully fails or refuses to perform his duties under this agreement or

    - upon Mr. Thompson's death.

    Nikko Tecno, a Japanese corporation, is a principal stockholder and a distributor of CVC's products in Japan. Mr. Miyanishi, a director of CVC, is the President and Chief Executive Officer of Nikko Tecno. CVC borrowed from Nikko Tecno $1.5 million in November 1990 and $1.0 million in December 1991 under two unsecured notes that required quarterly interest payments calculated at an annual rate of 9%. The principal of the $1.0 million note was paid in October 1997. The principal of the $1.5 million note was paid in January 1999. See Notes to Consolidated Financial Statements.

    Christine Whitman, CVC's Chairman, President and Chief Executive Officer, currently serves as a director of M&T Bank, with whom CVC has outstanding credit agreements. Net proceeds borrowed from M&T Bank were $1.7 million in fiscal 1997, $9.5 million in fiscal 1998 and $3.9 million in fiscal 1999.

    With respect to all of the transactions listed above, CVC believes that the terms of these transactions were, at the time entered into, no less favorable than CVC could have obtained with non-affiliated parties. It is CVC's policy that when a transaction or matter comes before its Board of Directors in which a director may have a conflict, the nature and extent of the potential conflict is disclosed and/or reviewed with the CVC Board of Directors, after which the conflicted director is prohibited from participating in any discussions and subsequent Board voting relating to the transaction or matter in which he or she may have a conflicting interest. In addition, any transaction of this type must be approved by a majority of those CVC directors who do not have a conflicting interest in any transaction or matter of this type.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of CVC's common stock as of October 15, 1999, by each person or entity known to CVC to own beneficially more than 5% of the outstanding shares of common stock, each of CVC's directors and the named executive officers, the selling stockholders who are Anne G. Whitman and George R. Thompson, Jr. and all directors and executive officers as a group. Unless otherwise indicated below, to the knowledge of CVC, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.


                                               SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                      OWNED                                 OWNED
                                                   PRIOR TO THE                           AFTER THE
                                                  OFFERING(1)(2)      SHARES TO BE      OFFERING(1)(2)
                                               --------------------   SOLD IN THE    --------------------
BENEFICIAL OWNER                                NUMBER     PERCENT      OFFERING      NUMBER     PERCENT
----------------                               ---------   --------   ------------   ---------   --------
Seagate Technology(3)........................  3,219,073     34.7%            --     3,219,073     26.2%
  920 Disc Drive
  Scotts Valley, CA 95066-4544
Nikko Tecno(4)...............................  1,412,316     16.6             --     1,412,316     12.3
  P.O. Box 139
  Central Tokyo, Japan
Advent International Group(5)................  1,017,593     12.0             --     1,017,593      8.9
  75 State Street
  Boston, MA 02109
Anne G. Whitman(6)...........................  1,108,800     13.1        300,000       808,800      7.0
  370 Canfield Drive
  Pittsford, NY 14534
Christine B. Whitman(7)......................    726,400      8.2             --       726,400      6.1
Giovanni Nocerino............................    106,667      1.2             --       106,667        *
Emilio O. DiCataldo..........................    146,000      1.7             --       146,000      1.3
Mehrdad M. Moslehi...........................    307,200      3.6             --       307,200      2.7
Christopher J. Mann(8).......................    283,676      3.2             --       283,676      2.4
Richard J. Chicotka..........................     85,600      1.0             --        85,600        *
Richard A. Kellogg...........................      8,267        *             --         8,267        *
Judd C. Prozeller............................     28,133        *             --        28,133        *
Robert C. Fink...............................      4,888        *             --         4,888        *
Douglas A. Kingsley(7)(9)....................  1,017,593     12.0             --     1,017,593      8.9
Seiya Miyanishi(7)(10).......................  1,412,316     16.6             --     1,412,316     12.3
George R. Thompson, Jr.(7)(11)...............    862,449     10.2        200,000       662,449      5.8
Donald L. Waite(7)(12).......................  3,219,073     34.7             --     3,219,073     26.2
Thomas C. McDermott..........................         --       --             --            --       --
Maurice F. Holmes............................         --       --             --            --       --
All directors and executive officers as a
  group
  (15 persons)(13)...........................  8,208,262     80.2%            --     8,008,262     60.5%


------------------------

*   Less than one percent.

(1) The number of shares of common stock shown in the table above as beneficially owned includes shares issuable pursuant to options and warrants that may be exercised within 60 days after September 30, 1999. Shares issuable pursuant to such options and warrants are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options and warrants but are not deemed outstanding for computing the percentage of beneficial ownership of any other person.

(2) Includes shares of common stock issuable upon exercise of options, as follows: Christine B. Whitman--358,400 shares; Giovanni Nocerino--106,667 shares; Emilio O. DiCataldo--146,000 shares; Mehrdad M. Moslehi--3,200 shares; Christopher J. Mann--207,400 shares; Richard J. Chicotka--85,600 shares; Richard A. Kellogg--8,267 shares; Judd C. Prozeller--28,133 shares; and Robert C. Fink--2,222 shares.

(3) Includes 2,419,680 shares of common stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock and 790,760 additional shares of common stock issuable upon exercise of a warrant held by Seagate Technology.

(4) Includes 1,392,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(5) Includes ownership by the following venture capital funds managed by Advent International Corporation: (1) 853,658 shares of common stock issuable to Global Private Equity III Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock, (2) 130,793 shares of common stock issuable to Advent PGGM Global Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock, (3) 12,907 shares of common stock issuable to Advent Partners GPE III Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock, (4) 3,861 shares of common stock issuable to Advent Partners (NA) GPE III Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock and (5) 15,041 shares of common stock issuable to Advent Partners Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock. Advent is the general partner for all of the above limited partnerships.

(6) Includes an aggregate of 38,400 shares of common stock held by Ms. Whitman's three children pursuant to trust agreements with The Chase Manhattan Bank. Ms. Whitman disclaims beneficial ownership of these shares. Anne G. Whitman is not related to Christine B. Whitman and has at no time held any position, office or other material relationship with CVC or any of its predecessors or affiliates, except as a shareholder of CVC.

(7) The stockholders' address is: c/o CVC, Inc., 525 Lee Road, Rochester, New York, 14606.

(8) Includes 20,316 shares of common stock held in an irrevocable trust for Mr. Mann's children. Mr. Mann disclaims beneficial ownership of these shares.

(9) Represents 1,017,593 shares owned by Advent. Mr. Kingsley is a Senior Vice President of Advent International Corporation, the venture capital firm which is the manager of the funds affiliated with the Advent International Group. Mr. Kingsley disclaims beneficial ownership of the shares of common stock owned by Advent except to the extent of his indirect pecuniary interest therein as a partner in Advent.

(10) Represents 1,412,316 shares of common stock beneficially owned by Nikko Tecno of which Mr. Miyanishi is a director, officer and principal stockholder. Mr. Miyanishi disclaims beneficial ownership of the shares of common stock owned by Nikko Tecno except to the extent of his indirect pecuniary interest therein as a stockholder of Nikko Tecno. Mr. Miyanishi's address is: c/o Nikko Tecno, P.O. Box 139, Central Tokyo, Japan.

(11) Includes 50,869 shares of common stock held by Mr. Thompson's daughter, Eleanor Thompson, and 50,869 shares of common stock held by his son, G. Richard Thompson. Mr. Thompson disclaims beneficial ownership of the shares of common stock held by his children.

(12) Represents 3,219,073 shares beneficially owned by Seagate Technology.
    Mr. Waite is an executive officer and stockholder of Seagate Technology.
    Mr. Waite disclaims beneficial ownership of the shares of common stock owned by Seagate Technology except to the extent of his indirect pecuniary interest therein as a stockholder of Seagate Technology.

(13) Includes (1) 1,412,316 shares held of record by Nikko Tecno, the ownership of which is attributed to Mr. Miyanishi, (2) 1,017,593 shares held of record by Advent, the ownership of which is attributed to Mr. Kingsley,
    (3) 3,219,073 shares held of record by Seagate Technology, the ownership of which is attributed to Mr. Waite, (4) 50,869 shares of common stock held by Mr. Thompson's daughter, Eleanor Thompson, and 50,869 shares of common stock held by his son, G. Richard Thompson and (5) 20,316 shares held in an irrevocable trust for Mr. Mann's children, the ownership of which is attributed to Mr. Mann.

    Anne G. Whitman and George R. Thompson, Jr. have granted to the underwriters an option to purchase up to an aggregate of 525,000 shares of common stock to cover over-allotments, if any. This option may be exercised at any time within 30 days from the date of this prospectus, in whole or in part. If the underwriters option is exercised in full, Ms. Whitman would beneficially own 483,800 shares representing 4.2% of shares outstanding and Mr. Thompson would beneficially own 462,449, shares representing 4.0% of shares outstanding. The percentage beneficial ownership of the other stockholders listed above would not change as a result of the exercise of the underwriter's over-allotment option.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK

    Upon the completion of this offering, the authorized capital stock of CVC will consist of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of new preferred stock, par value $0.01 per share.

COMMON STOCK

    Assuming conversion of all outstanding Series A, Series B and Series C Convertible Preferred Stock, at September 30, 1999 there were 8,492,707 shares of common stock issued and outstanding held by approximately 66 stockholders of record. Holders of common stock are entitled to one vote for each share held of record on any matters voted upon by stockholders and do not have any cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends as may be declared by CVC's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of CVC, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

    Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which CVC may designate and issue in the future.

PREFERRED STOCK

    As of September 30, 1999, 1,685 shares of Series A Convertible Preferred Stock, 60,492 shares of Series B Convertible Preferred Stock, 100,000 shares of Series C Convertible Preferred Stock and no shares of Series D Redeemable Preferred Stock were issued and outstanding. Simultaneously with the closing of this offering, the outstanding shares of Series A Convertible Preferred Stock will automatically be converted into an aggregate of 2,696,000 shares of common stock and the Series B Convertible Preferred Stock will automatically be converted into 2,419,680 shares of common stock. At the same time, the Series C Convertible Preferred Stock will automatically be converted into 1,016,260 shares of common stock and 100,000 shares of Series D Redeemable Preferred Stock. The Series D Redeemable Preferred Stock will, in turn, be redeemed by CVC upon the consummation of this offering for a redemption price of $10.0 million.

    Upon the closing of the offering, the conversion of the outstanding
Series A, Series B and Series C Convertible Preferred Stock, the redemption of the Series D Redeemable Preferred Stock and the filing of a Restated Certificate of Incorporation of CVC removing the designation of those series, CVC's Certificate of Incorporation will authorize the issuance of up to 5,000,000 shares of new preferred stock, and none of those shares will be outstanding or designated into any series. Under the terms of the Restated Certificate of Incorporation, CVC's board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue those shares of preferred stock in one or more series. Each such series of preferred stock shall have those rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by CVC's board of directors.

    The purpose of authorizing CVC's board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CVC. CVC has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Upon consummation of this offering, the holders of 7,218,197 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These registration rights have been waived with respect to the offering. Under the terms of an agreement between CVC and the holders of the shares eligible for registration, if CVC proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their eligible shares in the offering, provided that the managing underwriters have the right to limit the number of these shares included in the registration.

    Holders of 3,435,940 shares of the shares eligible for registration may also require CVC to file a registration statement under the Securities Act at its expense with respect to these securities, and CVC is required to use its best efforts to effect that registration, subject to, among other things, the right of CVC not to effect any registration within six months following this offering. Further, stockholders may require CVC to file additional registration statements on Form S-3 when that form becomes available to CVC. All expenses incurred in connection with registrations of this type must be borne by CVC, other than underwriting discounts and commissions.

WARRANTS

    CVC has issued a warrant to Seagate Technology to purchase 19,769 shares of Series B Convertible Preferred Stock at an exercise price of $223.17 per share of Series B Convertible Preferred Stock during the seven-year period commencing on May 22, 1995, the date this warrant was issued. Upon the consummation of this offering, this warrant will become exercisable for 790,760 shares of common stock at an exercise price of $5.58 per share of common stock.

    CVC has issued warrants to Advent to purchase an aggregate of 133,333 shares of common stock at an exercise price of $15.00 per share during the four-year period commencing on December 1, 2001. This warrant, however, will terminate upon the consummation of this offering.

LIMITATIONS ON DIRECTOR LIABILITY

    CVC's Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of its directors will be personally liable to CVC or its stockholders for monetary damages.
Section 102(b)(7) of the Delaware General Corporation Law currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated, except for liability:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law, for unlawful dividends or unlawful stock repurchases or redemptions; and

    - for any transaction from which the director derives an improper personal benefit.

    Any amendment to these provisions of the Delaware General Corporation Law will automatically be incorporated by reference into CVC's Certificate of Incorporation without any vote on the part of its stockholders unless otherwise required, including this provision in CVC's Amended and Restated

Certificate. These provisions may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise benefit us and our stockholders.

    CVC's By-laws provide that CVC will indemnify its directors and officers to the fullest extent permitted by Delaware law. Generally, CVC is required to indemnify our directors and officers for all:

    - judgments;

    - fines;

    - settlements;

    - legal fees; and

    - other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with CVC.

PROVISIONS IN CVC'S CHARTER THAT MAY HAVE ANTI-TAKEOVER EFFECTS

    CVC's certificate of incorporation contains provisions that could have the effect of delaying, deferring or preventing an unsolicited change in control of CVC. These provisions provide that all stockholder action must be taken at an annual or special meeting of stockholders and that only the Board of Directors may call special meetings of the stockholders. In addition, CVC's certificate of incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and on any terms as the Board of Directors may determine. Although no shares of preferred stock will be outstanding upon completion of this offering and the application of offering proceeds, and CVC has no plans to issue any shares of preferred stock, holders of CVC's common stock will be subject to, and may be adversely affected by, the rights of any preferred stock that may be issued in the future. Each of these provisions in CVC's certificate of incorporation may have the effect of preventing changes in the management of CVC, which may adversely affect the market price of CVC's common stock or the ability of stockholders to participate in a transaction in which they might otherwise receive a premium for their shares over the then current market price.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    CVC is subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are generally prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

    - the corporation has elected in its original certificate of incorporation not to be governed by Section 203. CVC did not make this election;

    - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

    - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

    - the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock not owned by the interested stockholder.

    The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors.

    The term "business combination" is defined generally under Section 203 to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally under Section 203 as a stockholder who, together with affiliates and associates, owns or within three years prior did own 15% or more of a Delaware corporation's voting stock.
Section 203 could prohibit or delay a merger, takeover or other change in control of CVC and therefore could discourage attempts to acquire CVC.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, CVC will have 11,492,707 shares of common stock outstanding. Of these shares, the 3,500,000 shares of common stock sold in the offering will be freely tradable without restriction under the Securities Act. However, any shares purchased by "affiliates" of CVC, as that term is defined in Rule 144 under the Securities Act, generally may be sold only in compliance with the limitations of Rule 144 described below. Affiliates include directors, officers and holders of 10% or greater of the total outstanding shares of common stock.

SALES OF RESTRICTED SECURITIES


    The remaining shares of common stock outstanding upon completion of the offering are deemed "restricted securities" under Rule 144. Of the restricted securities, up to 1,202,738 shares will be eligible for sale in the public market after the offering pursuant to Rule 144(k) under the Securities Act; 1,200,742 of these shares are subject to the 180-day lock-up agreements described below, but would otherwise be eligible for sale in the public market immediately upon the closing of the offering. Of the remaining restricted securities outstanding, 4,702,873 shares will be eligible for resale under Rule 144 commencing 90 days after the date of this prospectus; all of these shares are subject to the 180-day lock-up agreements.


    In general, under Rule 144 as currently in effect, a holder of restricted securities who beneficially owns shares that were not acquired from CVC or an affiliate of CVC within the previous year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 114,773 shares immediately after the offering) or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales of restricted securities under Rule 144 are subject to manner of sale provisions, notice requirements and the availability of current public information about CVC. A person who is not deemed an affiliate of CVC at any time during the three months preceding a sale, and who beneficially owns shares that were not acquired from CVC or an affiliate within the previous two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning CVC.

    Any employee, officer or director of or consultant to CVC who received his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which, beginning 90 days after the date of this prospectus, permit persons, other than affiliates, to sell their Rule 701 shares without having to comply with the public-information, holding period, volume limitation or notice provisions of Rule 144. Affiliates can sell their Rule 701 shares without having to comply with Rule 144's one-year holding-period restrictions, but must otherwise comply with its volume limitations and manner of sale provisions.

OPTIONS


    Upon completion of the offering, 1,561,313 shares of common stock issuable upon exercise of stock options will become eligible for sale in the public market subject to compliance with Rule 701 beginning 90 days after the offering; 1,415,990 of these shares underlying these options are subject to the 180-day lock-up agreements. An additional 1,283,065 shares of common stock are available for future grants under CVC's stock option plans.


    CVC intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to CVC's stock option plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. CVC has agreed with the Underwriters not to file these registration statements earlier than 180 days following the date of this prospectus, and any such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, to the extent applicable.

EFFECT OF SALES OF SHARES

    No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares for future sale will have on the prevailing market price for the common stock. Sales of substantial amounts of common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for the common stock and could impair CVC's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

    Each underwriter named below has agreed to purchase from CVC and the selling stockholders the number of shares of common stock set forth opposite its name.


                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
                        ------------                          -------------
Lehman Brothers Inc. .......................................    1,288,000
Prudential Securities Incorporated..........................      392,000
SG Cowen Securities Corporation.............................      560,000
Warburg Dillon Read LLC.....................................      560,000
Banc of America Securities LLC..............................       75,000
BancBoston Robertson Stephens Inc. .........................       75,000
Deutsche Bank Securities Inc................................       75,000
Goldman, Sachs & Co.........................................       75,000
Hambrecht & Quist LLC.......................................       75,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................       75,000
Adams, Harkness & Hill, Inc.................................       50,000
Advest, Inc.................................................       50,000
William Blair & Company, L.L.C..............................       50,000
Needham & Company, Inc. ....................................       50,000
Tucker Anthony Cleary Gull..................................       50,000
    Total...................................................    3,500,000


    The underwriters will purchase the shares pursuant to an underwriting agreement with CVC and the selling stockholders. The underwriters will pay CVC and the selling stockholders the public offering price less the underwriting discount specified on the cover page of this prospectus. CVC estimates that its expenses for this offering will be $900,000. There are conditions in the underwriting agreement that must be satisfied before the underwriters are required to purchase the shares, including the delivery of legal opinions by legal counsel. The underwriters will purchase either all of the shares or none of them.


    The underwriters have advised CVC and the selling stockholders that they will offer the shares directly to the public initially at the public offering price and to selected dealers, who may include underwriters, at the public offering price less a selling concession not to exceed $0.41 per share. The underwriters may allow, and these dealers may reallow, a concession not to exceed $0.10 per share to brokers and dealers. After the initial offering of the shares the underwriters may change the public offering price and other selling terms.


    The following table shows the per share and total public offering price, underwriting discount to be paid by CVC and the selling stockholders to the underwriters and the proceeds before expenses to CVC and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.


                                                              PER
                                                             SHARE     WITHOUT OPTION   WITH OPTION
                                                            --------   --------------   -----------
Public offering price.....................................   $10.00      $35,000,000    $40,250,000
Underwriting discount.....................................   $ 0.70      $ 2,450,000    $ 2,817,500
Proceeds, before expenses, to CVC.........................   $ 9.30      $27,900,000    $27,900,000
Proceeds to selling stockholders..........................   $ 9.30      $ 4,650,000    $ 9,532,500


    The underwriters will offer the shares subject to prior sale, withdrawal, cancellation or modification of offer of the shares without notice, and to their receipt and acceptance of the shares. The underwriters may reject any order to purchase shares.

    The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 525,000 additional shares at the public offering price less the underwriting discount specified on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by it shown in the above table bears to each underwriter's initial purchase commitment, and the selling stockholders will be obligated to sell the shares to the underwriters. The underwriters may exercise this option only to cover over-allotments.


    Each of the officers and directors of CVC, and a substantial majority of the stockholders of CVC, including the selling stockholders, have agreed not to offer, sell, pledge or otherwise dispose of any shares of common stock, directly or indirectly, or engage in hedging transactions with respect to the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc. Stockholders who have agreed to this lock-up arrangement hold an aggregate of 8,440,887 shares of common stock and options to purchase an aggregate of 2,070,099 shares of common stock. CVC has agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days, subject to exceptions. Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. See "Shares Eligible for Future Sale."


    Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated by the representatives of the underwriters, CVC and representatives of the selling stockholders. The underwriters will consider, among other things and in addition to prevailing market conditions, CVC's historical performance and capital structure, estimates of business potential and earning prospects, an overall assessment of CVC's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    At CVC's request, the underwriters have reserved for sale, at the initial public offering price, up to 200,000 of the shares of common stock offered in this offering for CVC's directors, officers, employees and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.


    The common stock has been approved for quotation on the Nasdaq National Market under the symbol "CVCI."


    CVC and the selling stockholders have agreed to indemnify the underwriters against liabilities including liabilities under the Securities Act, and to contribute, under specified circumstances, to payments that the underwriters may be required to make in respect thereof.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the common stock. Stabilizing transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

    If the underwriters create a short position in the common stock in connection with this offering, i.e., they sell more shares than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or part of their over-allotment option.

    The underwriters also may impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these types of purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it was to discourage resales of the security by purchasers in an offering.

    Neither CVC nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither CVC nor any of the underwriters makes any representation that the underwriters will engage in transactions of this type or that transactions of this type, once commenced, will not be discontinued without notice.

    Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which a sale is made.

    Purchasers of the shares of common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price.

    The underwriters have informed CVC that they do not intend to confirm sales of shares of common stock to any accounts over which they exercise discretionary authority in excess of 5% of the shares offered by them.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for CVC by Dewey Ballantine LLP, New York, New York and for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of CVC as of September 30, 1999 and 1998 and for the three years in the period ended September 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Commonwealth Scientific Corporation as of March 31, 1999 and 1998, and for the three years in the period ended March 31, 1999, included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    CVC has filed with the Securities and Exchange Commission, 450
Fifth Street, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in this registration statement and the exhibits and schedules thereto. For further information with respect to CVC and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the offices of the SEC in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as CVC, that file electronically with the SEC. The SEC's free investor information service can be reached at 1-800-SEC-0330.

                                   CVC, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CVC, INC.

Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

ACQUIRED COMPANY (COMMONWEALTH SCIENTIFIC CORPORATION)

Report of Independent Public Accountants....................  F-24
Balance Sheets..............................................  F-25
Statements of Operations....................................  F-27
Statements of Stockholders' Equity..........................  F-28
Statements of Cash Flows....................................  F-29
Notes to Financial Statements...............................  F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS

To Board of Directors and
Stockholders of CVC, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of CVC, Inc. (the "Company") and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
October 18, 1999

                                   CVC, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          AT SEPTEMBER 30,
                                                              ----------------------------------------
                                                                                       1999 PRO FORMA
                                                                1998        1999          (NOTE 1)
                                                              --------   -----------   ---------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   106      $   434         $   434
  Accounts receivable--trade (includes related party
    receivables of $1,397 and $4,105 at September 30, 1998
    and 1999, respectively), less allowance for doubtful
    accounts of $345 and $887 at September 30, 1998 and
    1999, respectively......................................    7,026       21,559          21,559
  Inventories...............................................   18,811       29,187          29,187
  Deferred income taxes.....................................    1,431        2,819           2,819
  Other current assets......................................    1,055        1,396           1,396
                                                              -------      -------         -------
                                                               28,429       55,395          55,395
Property, plant and equipment, net..........................   13,901       19,374          19,374
Goodwill and other intangible assets, net...................      434        1,148           1,148
                                                              -------      -------         -------
        Total assets........................................  $42,764      $75,917         $75,917
                                                              =======      =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term
    debt....................................................  $ 5,689      $13,217         $13,217
  Accounts payable..........................................    7,221       11,279          11,279
  Advances from customers (includes related party amounts of
    $463 at September 30, 1998).............................    1,167        1,483           1,483
  Other current liabilities.................................    3,448        7,312           7,312
                                                              -------      -------         -------
                                                               17,525       33,291          33,291

Long-term debt (includes related party note of $1,500 at
  September 30, 1998).......................................   11,379        8,493           8,493
Deferred income taxes.......................................    1,393        1,554           1,554
Other liabilities...........................................      487          986             986
                                                              -------      -------         -------
        Total liabilities...................................   30,784       44,324          44,324
Commitments (Note 14)
Stockholders' equity:
  Preferred stock, $.01 par value per share; 502,500 shares
    authorized; shares issued and outstanding:
  Series C--100,000 shares at September 30, 1999
    (liquidation preference of $10,000,000).................       --        9,855              --
  Series D--100,000 shares pro forma (liquidation preference
    of $10,000,000).........................................       --           --          10,000
  Series B--60,492 shares at September 30, 1998 and 1999
    (liquidation preference of $9,000,000)..................    8,355        8,355              --
  Series A--1,685 shares at September 30, 1998 and 1999
    (liquidation preference of $1,685,000)..................    1,685        1,685              --
Common Stock, $.01 par value per share; 50,000,000 shares
  authorized; 1,057,929 shares issued and outstanding
  at September 30, 1998, and 2,360,767 shares issued and
  outstanding at September 30, 1999.........................       11           24              85
Additional paid-in capital..................................    1,099        9,305          19,139
Warrant.....................................................       --           14              --
Unamortized deferred compensation...........................     (252)        (135)           (135)
Retained earnings...........................................    1,213        2,784           2,798
Minimum pension liability...................................     (131)        (294)           (294)
                                                              -------      -------         -------
Total stockholders' equity..................................   11,980       31,593          31,593
                                                              -------      -------         -------
Total liabilities and stockholders' equity..................  $42,764      $75,917         $75,917
                                                              =======      =======         =======

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Revenues (includes sales to related party of $29,244,
  $21,322, and $28,408, for the years ended September 30,
  1997, 1998 and 1999, respectively)........................   $62,588     $68,173     $82,915
Cost of goods sold (includes cost of goods sold to related
  party of $17,352, $11,115, and $15,167 for the years ended
  September 30, 1997, 1998 and 1999, respectively)..........    41,286      42,019      50,502
                                                               -------     -------     -------

Gross margin................................................    21,302      26,154      32,413

Operating expenses
  Research and development..................................     9,055      12,615      12,630
  In-process R&D write-off..................................        --          --       1,174
  Sales and marketing.......................................     5,613       7,696      10,081
  General and administrative................................     2,539       3,476       4,822
                                                               -------     -------     -------
                                                                17,207      23,787      28,707
                                                               -------     -------     -------

Income from operations......................................     4,095       2,367       3,706

Other income/(expense)
  Write-off of deferred charges.............................        --        (675)         --
  Interest and other income.................................        11         171       1,037
  Interest expense..........................................      (604)     (1,325)     (1,235)
                                                               -------     -------     -------
                                                                  (593)     (1,829)       (198)
                                                               -------     -------     -------

Income before income taxes..................................     3,502         538       3,508
Income taxes................................................     1,457         274       1,937
                                                               -------     -------     -------
Net income..................................................   $ 2,045     $   264     $ 1,571
                                                               =======     =======     =======

Net income per share:
  Basic.....................................................   $  2.67     $  0.26     $  1.01
                                                               =======     =======     =======
  Diluted...................................................   $  0.29     $  0.04     $  0.18
                                                               =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      SERIES C               SERIES B               SERIES A
                                                  PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK
                                                --------------------   --------------------   --------------------
                                                 NUMBER                 NUMBER                 NUMBER
                                                OF SHARES    AMOUNT    OF SHARES    AMOUNT    OF SHARES    AMOUNT
                                                ---------   --------   ---------   --------   ---------   --------
Balance at October 1, 1996....................                          60,492      $8,355       1,685     $1,685
Net income....................................
Minimum pension liability.....................
Tax impact on pension liability...............
  Comprehensive earnings......................
Deferred compensation.........................
Amortization of deferred compensation.........
Issuance of common stock......................
                                                 -------     ------     ------      ------     -------     ------
Balance at September 30, 1997.................                          60,492       8,355       1,685      1,685
Net income....................................
Minimum pension liability.....................
Tax impact on pension liability...............
  Comprehensive earnings......................
Deferred compensation.........................
Amortization of deferred compensation.........
Issuance of common stock......................
                                                 -------     ------     ------      ------     -------     ------
Balance at September 30, 1998.................        --         --     60,492       8,355       1,685      1,685
Net income....................................
Minimum pension liability.....................
Tax impact on pension liability...............
  Comprehensive earnings......................
Deferred compensation.........................
Amortization of deferred compensation.........
Issuance of preferred stock and warrant.......   100,000     $9,855
Issuance of common stock......................
                                                 -------     ------     ------      ------     -------     ------
Balance at September 30, 1999.................   100,000     $9,855     60,492      $8,355       1,685     $1,685
                                                 =======     ======     ======      ======     =======     ======


                                                         COMMON STOCK
                                                -------------------------------              UNAMORTIZED                MINIMUM
                                                 NUMBER       PAR      PAID-IN                 DEFERRED     RETAINED    PENSION
                                                OF SHARES    VALUE     CAPITAL    WARRANT    COMPENSATION   EARNINGS   LIABILITY
                                                ---------   --------   --------   --------   ------------   --------   ---------
Balance at October 1, 1996....................    735,160     $ 7       $  454                              $(1,096)     $ (86)
Net income....................................                                                                2,045
Minimum pension liability.....................                                                                              (2)
Tax impact on pension liability...............                                                                               1

  Comprehensive earnings......................
Deferred compensation.........................                             261                  $(261)
Amortization of deferred compensation.........                                                      7
Issuance of common stock......................    114,100       2           56
                                                ---------     ---       ------      ----        -----       -------      -----
Balance at September 30, 1997.................    849,260       9          771                   (254)          949        (87)
Net income....................................                                                                  264
Minimum pension liability.....................                                                                             (74)
Tax impact on pension liability...............                                                                              30

  Comprehensive earnings......................
Deferred compensation.........................                             109                   (109)
Amortization of deferred compensation.........                                                    111
Issuance of common stock......................    208,669       2          219
                                                ---------     ---       ------      ----        -----       -------      -----
Balance at September 30, 1998.................  1,057,929      11        1,099        --         (252)        1,213       (131)
Net income....................................                                                                1,571
Minimum pension liability.....................                                                                            (271)
Tax impact on pension liability...............                                                                             108

  Comprehensive earnings......................
Deferred compensation.........................                             (12)                    12
Amortization of deferred compensation.........                                                    105
Issuance of preferred stock and warrant.......                                      $ 14
Issuance of common stock......................  1,302,838     $13        8,218
                                                ---------     ---       ------      ----        -----       -------      -----
Balance at September 30, 1999.................  2,360,767     $24       $9,305      $ 14        $(135)      $ 2,784      $(294)
                                                =========     ===       ======      ====        =====       =======      =====


                                                 TOTAL
                                                --------
Balance at October 1, 1996....................  $ 9,319
Net income....................................    2,045
Minimum pension liability.....................       (2)
Tax impact on pension liability...............        1
                                                -------
  Comprehensive earnings......................    2,044
Deferred compensation.........................       --
Amortization of deferred compensation.........        7
Issuance of common stock......................       58
                                                -------
Balance at September 30, 1997.................   11,428
Net income....................................      264
Minimum pension liability.....................      (74)
Tax impact on pension liability...............       30
                                                -------
  Comprehensive earnings......................      220
Deferred compensation.........................       --
Amortization of deferred compensation.........      111
Issuance of common stock......................      221
                                                -------
Balance at September 30, 1998.................   11,980
Net income....................................    1,571
Minimum pension liability.....................     (271)
Tax impact on pension liability...............      108
                                                -------
  Comprehensive earnings......................    1,408
Deferred compensation.........................       --
Amortization of deferred compensation.........      105
Issuance of preferred stock and warrant.......    9,869
Issuance of common stock......................    8,231
                                                -------
Balance at September 30, 1999.................  $31,593
                                                =======

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                    FOR THE YEAR ENDED
                                                                      SEPTEMBER 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
      Net income............................................  $ 2,045    $   264    $ 1,571
Adjustments to reconcile net income to net cash provided
  (used) by operating activities:
  In-process R&D write-off..................................       --         --      1,174
  Depreciation and amortization.............................    1,285      2,167      4,180
  Provision for deferred taxes..............................      461       (259)      (166)
  Changes in operating assets and liabilities --
    Accounts receivable (including related party)...........   (3,406)     1,262    (12,046)
    Inventories.............................................   (5,767)     1,721      1,449
    Other assets............................................     (405)      (931)       456
    Accounts payable........................................    4,556     (2,772)       746
    Advances from customers (including related party).......    3,035     (7,485)    (2,402)
    Other liabilities.......................................    1,299       (890)       200
                                                              -------    -------    -------
      Total adjustments.....................................    1,058     (7,187)   (11,597)
                                                              -------    -------    -------
      Net cash provided (used) by operating activities......    3,103     (6,923)    (4,838)
                                                              -------    -------    -------
Cash flows from investing activities:
  Capital expenditures......................................   (2,805)    (4,817)    (1,755)
                                                              -------    -------    -------
      Net cash used by investing activities.................   (2,805)    (4,817)    (1,755)
                                                              -------    -------    -------
Cash flows from financing activities:
  Net proceeds from line of credit..........................      527      3,612      6,540
  Payments on notes payable (including related party).......       --     (1,127)    (1,500)
  Proceeds from long-term debt..............................    2,000      8,000         --
  Payments on long-term debt and capital lease
    obligations.............................................   (1,452)    (1,021)    (8,111)
  Net proceeds from issuance of preferred stock and
    warrant.................................................       --         --      9,869
  Net proceeds from issuance of common stock................       58        221        123
                                                              -------    -------    -------
      Net cash provided by financing activities.............    1,133      9,685      6,921
                                                              -------    -------    -------
Net increase (decrease) in cash and cash equivalents........    1,431     (2,055)       328
Cash and cash equivalents, beginning of period..............      730      2,161        106
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $ 2,161    $   106    $   434
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash investing transaction:
  Equipment capitalized from inventory......................  $    --    $ 1,828    $ 2,258
  Equipment transferred to inventory........................       --    $    --    $   198
  Net tangible assets acquired by issuing common stock
    (Note 2)................................................                        $ 6,298
Cash paid during the year for:
  Interest..................................................  $   542    $ 1,287    $ 1,237
  Income taxes..............................................  $   782    $ 1,430    $ 1,100

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATION

    The consolidated financial statements of CVC, Inc. and subsidiaries (CVC or the Company) include the consolidated accounts of CVC, Inc., CVC Products Inc., Commonwealth Scientific Corporation, since acquisition on May 10, 1999, and CVC Process Solutions, Inc. CVC is a worldwide supplier of fabrication equipment providing thin film process solutions for the manufacture of magnetic recording heads and advanced semiconductor devices for computers and communications systems. The Company maintains offices in Rochester, New York; Alexandria, Virginia; Fremont, California; Garland, Texas; Minneapolis, Minnesota; Japan and Northern Ireland.

    All significant intercompany balances and transactions have been eliminated in consolidation.

UNAUDITED PRO FORMA BALANCE SHEET

    The Company's Series A and Series B Convertible Preferred Stock automatically convert into common stock and the Company's Series C Convertible Preferred Stock automatically converts into common stock and Series D Redeemable Preferred Stock concurrent with the closing of an initial public offering
(Note 10). Accordingly, the unaudited pro forma balance sheet has been presented on a basis to give effect to the automatic conversion of such stock as of the closing date of the initial public offering which for pro forma purposes is assumed to occur as of September 30, 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year-end as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits, temporary investments, accounts receivable (including related party receivables--Note 12) and accrued expenses. Cash is placed primarily in high quality short-term interest bearing financial instruments.

    The Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value at September 30, 1998 and 1999, as the maturities of these instruments are all short term. Due to differences in the stated interest rates on certain short and long-term debt obligations compared to prevailing rates, the fair value of these instruments does vary from their carrying amounts; however, such differences are immaterial.

                                   CVC, INC.

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    Revenue from the sale of equipment is recognized upon shipment. Provisions for estimated product warranty and installation costs are recorded at the time revenue is recognized. The Company generally warrants its new systems for 15 months from the date of shipment. Such warranties provide that new systems are free from defects in materials and workmanship under normal use.

    Amounts received from customers prior to product shipment are classified as advances from customers.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of highly liquid debt instruments with original maturities of three months or less.

INVENTORIES

    Inventories, which include materials, labor and overhead, are recorded at the lower of cost, determined by the first-in, first-out method, or market value. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments, and other economic factors.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 3 to 10 years for equipment, furniture and fixtures and 40 years for buildings. Building improvements are depreciated over the shorter of 10 years or the remaining life of the building or the useful life of the improvement. Maintenance and repairs are expensed as incurred. Improvements which extend the useful life of property, plant and equipment are capitalized. Upon retirement or disposal of an asset, the asset and the related accumulated depreciation are eliminated from the accounts, with any gains or losses from sale recorded in the statement of operations.

CAPITALIZED SOFTWARE COSTS

    The Company capitalizes the costs associated with purchased software for resale and subsequently amortizes such costs on a units-of-production basis over their estimated remaining economic life, generally 3 years. These amounts, which are included in other assets, are reported at the lower of the unamortized cost or net realizable value and are immaterial.

ASSET IMPAIRMENT

    The Company regularly assesses all of its long-lived assets for impairment when events or circumstances indicate, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assessment is accomplished by comparing the estimated undiscounted future cash flows of the asset grouping with the respective carrying amount as of the date of assessment. Should aggregate future cash flows be less than the carrying value of the assets, a write-down would be

                                   CVC, INC.

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) required, measured by the difference between the carrying value of the assets and the discounted future cash flows.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

INCOME TAXES

    The Company accounts for income taxes using the asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of such assets and liabilities.

    The asset and liability method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and net operating loss and tax credit carryforwards.

NEW ACCOUNTING STANDARDS

    Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income", which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption had no impact on the Company's net income or stockholders' equity. SFAS 130 requires changes to the minimum pension liability, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

    In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." Start-up activities are defined broadly as those one-time activities relating to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. SOP 98-5 is effective for the Company's fiscal year 2000 financial statements and the Company does not expect its adoption to have a material effect on the Company's financial condition or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material effect on the Company's financial condition or results of operations.

                                   CVC, INC.

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK SPLITS

    On October 14, 1997, the Company declared a 3-for-1 stock split in the form of a stock dividend to stockholders of record at the close of business on October 31, 1997. This stock split increased the number of common shares outstanding by 849,260. All references in the consolidated financial statements referring to share prices, conversion rates, per share amounts, stock option plans and common shares issued and outstanding have been adjusted retroactively for the 3-for-1 stock split.

    On August 30, 1999, the Company declared a 2-for-3 reverse stock split to become effective in connection with the completion of an initial public offering. This reverse stock split decreased the number of common shares outstanding by 1,172,688. All references in the consolidated financial statements referring to share prices, conversion rates, per share amounts, stock option plans and common shares issued and/or outstanding have been adjusted retroactively for the 2-for-3 reverse stock split.

NOTE 2--ACQUISITION

    On May 10, 1999, the Company acquired Commonwealth Scientific Corporation (Commonwealth), a Virginia based company which offers ion beam modules and systems which provide ion beam etching, deposition and diamond-line carbon (DLC) processes and ion beam sources for research and development (R&D) and original equipment manufacturer customers. The purchase price of $8,498,000 was comprised of the issuance of 1,268,799 shares of the Company's common stock, exchanged and assumed options in Commonwealth for options to purchase 286,228 shares of the Company's common stock, and related acquisition costs. The issuance of the Company's stock was recorded at fair market value, and the assumed options were recorded at fair market value using the Black-Scholes option pricing model. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows (in thousands):

Net tangible assets of Commonwealth.........................   $6,298
Purchased in-process R&D....................................    1,174
Intangible assets:
  Workforce in place........................................      704
  Current technology........................................      265
  Goodwill..................................................       57
                                                               ------
Total purchase price........................................   $8,498
                                                               ======

    The net tangible assets includes a write-up of Commonwealth's property to fair market value by $600,000 and the recognition of a restructuring liability approximating $550,000. Approximately $140,000 of the restructuring liability relates to severance costs associated with the reduction of Commonwealth's workforce by approximately 20%, or 29 employees. The reduction of the workforce and the payment of termination benefits was completed by September 30, 1999. Approximately $410,000 of the restructuring liability relates to existing lease obligations or cancellation penalties associated with facilities which will be exited. Lease payments will be made through fiscal 2000. At September 30, 1999, approximately $200,000 has been charged against the restructuring liability. The

                                   CVC, INC.

NOTE 2--ACQUISITION (CONTINUED)
Company believes that the amounts remaining under the restructuring liability are adequate to cover the remaining lease obligations.

    The purchased in-process R&D includes the value of products in the development stage, which have not reached technological feasibility and for which there is no alternative future use. In accordance with applicable accounting rules, purchased in-process R&D is required to be expensed. Accordingly, the amount of $1,174,000 was expensed in the third quarter of fiscal 1999.

    The Company used independent professional appraisal consultants to assess and allocate value to the acquired in-process R&D. The allocated value was determined using the income approach, which involves estimating the discounted after-tax cash flows attributable to projects based on the projects' stage of completion.

    A discount rate of 35% was applied to the projects' cash flows and there were no material changes from historical pricing, margins, and expense levels. Management believes that the assumptions used in the forecasts were reasonable at the time of the business combination. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs, or profitability will be realized as estimated. For these reasons, actual results may vary from the projected results.

    Estimated net cash inflows from the acquired in-process technology are projected to commence in fiscal 2001.

    The amortization periods of intangible assets related to workforce in place, current technology and goodwill are seven years, five years and seven years, respectively.

    The operating results of Commonwealth have been included in the Company's consolidated statement of operations from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred on October 1, 1997 (in thousands):

                                                                     PRO FORMA
                                                      ---------------------------------------
                                                      FOR THE YEAR ENDED   FOR THE YEAR ENDED
                                                      SEPTEMBER 30, 1998   SEPTEMBER 30, 1999
                                                      ------------------   ------------------
Net sales...........................................       $112,060             $101,841
Operating income....................................          4,782                  678
Net income..........................................          1,524                   62
Net income per share:
  --Basic...........................................       $   0.67             $   0.03
  --Diluted.........................................       $   0.18             $   0.01

    The pro forma results include amortization of the intangibles presented above and cost reductions related to the restructuring charges, and excludes the write-off of the in-process R&D in each period. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

                                   CVC, INC.

NOTE 3--INVENTORIES

    Inventories consisted of the following at September 30, 1998 and 1999 (in thousands):

                                                              1998       1999
                                                            --------   --------
Component parts...........................................  $ 8,976    $15,421
Work-in-process...........................................    5,615     11,674
Finished goods............................................    4,917      4,117
                                                            -------    -------
                                                             19,508     31,212
    Less--reserve for obsolescence........................     (697)    (2,025)
                                                            -------    -------
                                                            $18,811    $29,187
                                                            =======    =======

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following at September 30, 1998 and 1999 (in thousands):

                                                            1998       1999
                                                          --------   ---------
Land....................................................  $   625    $   2,225
Buildings and improvements..............................    5,954        7,548
Machinery and equipment.................................   10,358       22,048
                                                          -------    ---------
                                                           16,937       31,821
  Less--Accumulated depreciation........................   (4,721)     (12,447)
                                                          -------    ---------
                                                           12,216       19,374
Construction-in-process.................................    1,685           --
                                                          -------    ---------
                                                          $13,901    $  19,374
                                                          =======    =========

    Construction-in-process was mainly comprised of machinery and equipment which was placed in service subsequent to September 30, 1998.

    Included in property, plant and equipment is $2,220,000 and $2,494,000 for a building and certain equipment held under capital lease agreements at September 30, 1998 and 1999, respectively. Related accumulated amortization at September 30, 1998 and 1999 was $403,000 and $558,000, respectively.

    Total depreciation and amortization expense on plant and equipment was $1,215,000, $1,874,000 and $3,697,000 in 1997, 1998 and 1999, respectively.
Total depreciation expense on assets under capital leases was $56,000 in 1997 and 1998 and $102,000 in 1999.

                                   CVC, INC.

NOTE 5--OTHER CURRENT LIABILITIES

    Other current liabilities consisted of the following at September 30, 1998 and 1999 (in thousands):

                                                                1998       1999
                                                              --------   --------
Accrued payroll and benefits................................   $  874     $1,981
Other current liabilities...................................    2,574      5,331
                                                               ------     ------
                                                               $3,448     $7,312
                                                               ======     ======

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT

    In August 1974, the Company entered into an agreement with a local government agency under which the agency's bond proceeds of $2,400,000 were used to purchase land and construct an operating facility for lease to the Company. The industrial revenue bond obligation required monthly payments of principal and interest at 8% (approximately $19,000 in total). In September 1997, the Company refinanced the remaining principal of the industrial revenue bond with the proceeds of a new mortgage credit facility with a principal of $2,000,000. The lease term extends to December 31, 2007, at which time title to the property passes, upon payment of nominal consideration by the Company. The new mortgage credit facility requires monthly payments of approximately $16,000 through October 1, 2007, calculated based upon an amortization period of twenty years. In addition, on October 1, 2007, the Company will pay a final installment equal to the outstanding principal and interest on the credit facility based upon the actual term of this facility which is ten years. The interest rate on $500,000 of the mortgage credit facility is 5.29% until October 1, 1999 after which the rate increases to 8.29% through September 30, 2002, consistent with the interest rate on $1,500,000 of the credit facility. Beginning October 1, 2002, the Company will likely elect to pay interest on the remaining principal at the then prime rate plus one-half percent, or a rate equal to 225 basis points above the yield on U.S. treasury bonds. The obligation is secured by certain land and buildings with a net book value of $2,386,000 at September 30, 1999.

    In November 1990, the Company borrowed $1,500,000 from a company whose president is a director and shareholder of the Company. In December 1991, the Company borrowed an additional $1,000,000 from this company. The borrowings were evidenced by notes, which were unsecured and required quarterly interest payments at 9%. The $1,000,000 note was paid in full in November 1997 and the $1,500,000 note was paid in full in January 1999. Interest expense on these notes totaled $225,000, $138,000 and $34,000 in 1997, 1998 and 1999,
respectively.

    In September 1996, the Company borrowed $3,000,000 from a commercial bank. The five year term loan requires monthly payments of principal and interest at prime plus 1/2% through October 1, 2001. The obligation is secured by certain equipment and capital assets.

    In April 1998, the Company borrowed $8,000,000 from a commercial bank. The seven year term loan requires monthly payments of principal and interest at 8.39% until April 2005. The obligation is secured by certain personal property and other intangibles of the Company including patents, patent applications and trademarks.

    In connection with the acquisition of Commonwealth, the Company assumed a $1,214,000 unsecured note payable to a third party. The 18-month note requires payments of principal and interest at 8% until October 2000.

                                   CVC, INC.

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)
    The Company also has a $15,000,000 bank line of credit at September 30, 1999 which allows for maximum borrowings based on certain financial criteria. Allowable borrowings based on this criteria at September 30, 1999 were $13,819,000. Borrowings under the agreements are at an interest rate of prime. There was approximately $10,679,000 outstanding under the line of credit at September 30, 1999.

    The Company also has available an equipment line of credit at September 30, 1999 which allows for maximum borrowings of $3,000,000 based on certain financial criteria. Borrowings under the agreement are at an interest rate of prime. There were no amounts outstanding under the line of credit at September 30, 1999.

    The debt agreements contain financial covenants requiring the Company to maintain certain debt to equity, capital, and current ratios, as well as certain customer order, income, and operating cash flow levels. The agreement also imposes limitations on the incurrence of additional debt. The Company was in compliance with all covenants at September 30, 1998 and 1999.

    A summary of the notes payable and long-term debt outstanding at September 30, 1998 and 1999 is as follows (in thousands):

                                                             1998       1999
                                                           --------   --------
Term loan, 5 year........................................  $ 1,850    $  1,250
Term loan, 7 year........................................    7,624       6,723
Notes payable due related party..........................    1,500          --
Mortgage credit facility.................................    1,955       1,906
Note payable to third party..............................       --         891
Future minimum payments under capital leases payable
  through January 2002...................................       --         261
Borrowings on line of credit.............................    4,139      10,679
                                                           -------    --------
                                                            17,068      21,710
    Less--Current portion................................   (5,689)    (13,217)
                                                           -------    --------
                                                           $11,379    $  8,493
                                                           =======    ========

    The aggregate maturities for debt over the next five years and thereafter are as follows (in thousands): 2000--$13,217, 2001--$1,900, 2002--$1,296,
2003--$1,313, and 2004--$1,433.

                                   CVC, INC.

NOTE 7--INCOME TAXES

    The components of income taxes (benefit) for the years ended September 30, 1997, 1998 and 1999 are as follows (in thousands):

                                                       1997       1998       1999
                                                     --------   --------   --------
Current:
  Federal..........................................   $  604    $   417     $1,806
  State............................................      392        116        297
                                                      ------    -------     ------
                                                         996        533      2,103
Deferred:
  Federal..........................................      475       (211)      (143)
  State............................................      (14)       (48)       (23)
                                                      ------    -------     ------
                                                         461       (259)      (166)
                                                      ------    -------     ------
                                                      $1,457    $   274     $1,937
                                                      ======    =======     ======

    The significant components of deferred tax assets and liabilities at September 30, 1998 and 1999 are as follows (in thousands):

                                                              1998       1999
                                                            --------   --------
Deferred tax assets:
  Net operating loss carryforwards........................  $   175    $   344
  Inventories.............................................      455      1,076
  State and federal tax credits...........................      122        209
  Allowance for doubtful accounts.........................      138        373
  Accrued compensation and benefits.......................      240        398
  Other accruals..........................................      577      1,053
                                                            -------    -------
                                                              1,707      3,453
                                                            -------    -------
Deferred tax liabilities:
  Unamortized inventory accounting change.................     (605)      (424)
  Property, plant and equipment...........................     (962)    (1,343)
                                                            -------    -------
                                                             (1,567)    (1,767)
                                                            -------    -------
Deferred tax asset valuation allowance....................     (102)      (421)
                                                            -------    -------
Net deferred tax asset....................................  $    38    $ 1,265
                                                            =======    =======

                                   CVC, INC.

NOTE 7--INCOME TAXES (CONTINUED)
    The differences between income taxes (benefit) at the U.S. statutory rate and the effective rate for the years ended September 30, 1997, 1998 and 1999 are summarized as follows (in thousands):

                                                         1997       1998       1999
                                                       --------   --------   --------
Provision at federal statutory rate..................   $1,191      $183     $ 1,193
State taxes, net of federal benefit..................      213        45         226
Permanent items......................................       53       101         546
Release of valuation allowance.......................       --       (53)       (130)
Other................................................       --        (2)        102
                                                        ------      ----     -------
Income tax expense...................................   $1,457      $274     $ 1,937
                                                        ======      ====     =======

    During 1998 and 1999, the valuation allowance, which relates to net operating loss carryforwards and state investment credits, was reduced by $53,000 and $130,000, respectively, due to the increased likelihood the benefits will be recognized. As a result of the acquisition of Commonwealth, in 1999, a number of permanent items were recorded by the Company and the valuation allowance increased by the assumed amount of $449,000.

    The net operating tax loss carryforwards of approximately $820,000 expire at various times through 2019.

                                   CVC, INC.

NOTE 8--EMPLOYEE BENEFIT PLANS

    The Company maintains a 401(k) profit sharing plan covering substantially all employees who meet certain age and length of service requirements. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Any additional contributions by the Company are discretionary. The amounts charged to expense related to this plan were approximately $92,000, $222,000 and $278,000 in fiscal years 1997, 1998 and
1999, respectively.

    The Company had a noncontributory defined benefit pension plan. The Company froze this plan effective September 30, 1991 at which time all benefits became fully vested. Benefits were based on historical compensation levels and years of service. The Company's funding policy is to contribute annually an amount, based on actuarial computations, which would satisfy the Internal Revenue Service's funding standards. Approximately $122,000 and $381,000 is included in other liabilities at September 30, 1998 and 1999, respectively, for accrued pension costs. Further, the Company has recorded an additional minimum pension liability representing the excess of the unfunded accumulated benefit obligation over plan assets. The additional minimum liability was charged to stockholders' equity, net of income taxes.

NOTE 9--POSTRETIREMENT HEALTH CARE BENEFITS

    The Company provides health care and life insurance benefits to certain retired hourly employees as well as health care benefits to salaried retirees employed prior to December 31, 1996. As permitted under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company has elected to amortize the unfunded accrued postretirement benefit obligation at adoption over a 20-year period.

    Details of costs for retiree benefits for the years ended September 30, 1997, 1998 and 1999 are as follows (in thousands):

                                                            1997       1998       1999
                                                          --------   --------   --------
Service cost............................................    $ 68       $ 90       $150
Interest cost on benefit obligation.....................      82         78         90
Amortization............................................      56         56         60
                                                            ----       ----       ----
Retiree health care cost................................    $206       $224       $300
                                                            ====       ====       ====

    An analysis of amounts shown in the consolidated balance sheet at September 30, 1998 and 1999 is as follows (in thousands):

                                                               1998       1999
                                                             --------   --------
Accumulated postretirement benefit obligation:
  Retirees.................................................  $   810     $  607
  Active participants......................................      465        787
                                                             -------     ------
                                                               1,275      1,394
Unrecognized prior service cost............................      (39)       (65)
Unrecognized net gain......................................       73        163
Unrecognized transition obligation.........................     (944)      (889)
                                                             -------     ------
Retirement benefit liability...............................  $   365     $  603
                                                             =======     ======

                                   CVC, INC.

NOTE 9--POSTRETIREMENT HEALTH CARE BENEFITS (CONTINUED)
    The funding policy for retiree health care and life insurance benefits is generally to pay covered expenses as they are incurred.

    The actuarial calculation assumes a health care average inflation rate of 9.5% in 1999 and grades down uniformly to 4.5% in 2010 and remains level thereafter. The health care cost trend rate has an effect on the amounts reported. Increasing the health care inflation rate by 1% would increase the September 30, 1999 accumulated postretirement benefit obligation by $190,000, and the 1999 service cost plus interest by $55,000. Decreasing the health care inflation rate by 1% would decrease the September 30, 1999 accumulated postretirement benefit obligation by $155,000, and the 1999 service cost plus interest by $42,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.50%.

NOTE 10--STOCKHOLDERS' EQUITY

    In 1990, the Company issued 1,685 shares of 8% Series A Non-Cumulative Convertible Preferred Stock (Series A Preferred Stock). The Series A Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 1,600 shares of common stock for each share of Series A Preferred Stock. The liquidation preference of each share of Series A Preferred Stock is $1,000 and all declared but unpaid dividends. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series A Preferred Stock will be automatically converted to 2,696,000 shares of common stock upon the closing of an initial public offering with a price per share in excess of $12.50 and aggregate gross proceeds of $10,000,000.

    In May 1995, the Company issued 60,492 shares of Series B Non-Cumulative Convertible Preferred Stock (Series B Preferred Stock). The Series B Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 40 shares of common stock for each share of Series B Preferred Stock. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series B Preferred Stock will be automatically converted to 2,419,680 shares of common stock upon the closing of an initial public offering with a price per share in excess of $12.50 and aggregate gross proceeds of $10,000,000.

    In connection with the issuance of Series B Preferred Stock, the holder was granted a seven-year warrant to purchase 19,769 shares of Series B Preferred Stock at an exercise price of $223.17 per share of Series B Preferred Stock. Expenses directly associated with this issuance of approximately $645,000 were netted against proceeds. The liquidation preference of each share of Series B Preferred Stock is $148.78 and all declared but unpaid dividends. Upon the automatic conversion of the Company's then outstanding shares of Series B Preferred Stock coincident to the closing of an initial public offering, the Company will execute a new warrant to the holder, with terms similar to the original Series B warrant, to purchase 790,760 shares of the Company's Common Stock at an exercise price of $5.58 per share in lieu of Series B Preferred Stock.

    In December 1998, the Company issued 100,000 shares of Series C Non-Cumulative Convertible Preferred Stock (Series C Preferred Stock). The Series C Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 10.1626 shares of common stock for each share of Series C Preferred Stock. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series C Preferred Stock will be automatically converted to 1,016,260 shares of common stock as well as 100,000 shares of Series D Redeemable

                                   CVC, INC.

NOTE 10--STOCKHOLDERS' EQUITY (CONTINUED)
Preferred Stock upon the closing of an initial public offering with a price per share in excess of $12.50 and aggregate gross proceeds of $10,000,000.

    In connection with the issuance of Series C Preferred Stock, the holder was granted a seven-year warrant to purchase an aggregate of 133,333 shares of common stock at $15 per share. The warrant cannot be exercised until December 10, 2001. Additionally, the warrant will no longer be exercisable upon an initial public offering. A fair value of $14,000 was assigned to this warrant at the time of purchase.

    On October 14, 1997, the Company filed a Certificate of Amendment to the Certificate of Incorporation which increased total authorized common stock to 50,000,000 shares, $.01 par value, and total authorized preferred stock to 502,500 shares, $.01 par value.

    The Company grants options to key employees to purchase its common stock, generally at fair market value as of the date of grant, based upon valuations obtained contemporaneously from an independent appraiser. Such valuations have been obtained by the Company, primarily on a quarterly basis, since June 30, 1995. Options generally vest over a 3 to 5 year period and expire after 10 years from the date of grant.

    In October 1997, the Board of Directors and stockholders approved a new stock option plan, the 1997 Stock Option Plan (the "Plan"), under which options may be granted to employees of the Company. The Plan permits the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, and nonqualified stock options, which do not so qualify. In 1999, the Board of Directors amended the plan, which increased the amount of shares authorized under the plan by 1,000,000 shares. Additionally, the Board of Directors has authorized the Company to increase the number of shares available for issuance under the plan by an amount equal to five percent of the total number of shares of common stock issued by the Company during the preceding fiscal year. As of September 30, 1998 and 1999, the Company has authorized and reserved 833,333 and 1,833,333 shares, respectively, of common stock for issuance under the Plan; and, options available for grant under the Plan were 523,333 and 1,283,065 shares, respectively.

    During fiscal 1997 and 1998, approximately 203,333 and 160,000 options, respectively, were granted to employees at an amount which was less than the fair market value as of the grant date. Accordingly, the Company recorded unamortized deferred compensation expense for such options which vest over a 3 to 5 year period. Compensation expense is being amortized over the vesting period and unamortized compensation expense has been recorded as a reduction in stockholders' equity. During fiscal 1997, 1998 and 1999, compensation expense recognized in the statements of operations approximated $7,000, $111,000 and $105,000, respectively.

    Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for its employee stock plans in accordance with the provisions of APB Opinion No. 25 which requires compensation costs to be recognized based on the intrinsic value of options at the grant date. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in fiscal years 1997, 1998 and 1999

                                   CVC, INC.

NOTE 10--STOCKHOLDERS' EQUITY (CONTINUED) consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been the following (in thousands, except per share amounts):

                                                                           1997       1998       1999
                                                                         --------   --------   --------

Net income (loss)           As reported................................   $2,045     $  264     $1,571
                            Pro forma..................................   $1,954     $  (12)    $1,276

Basic earnings per share    As reported................................   $ 2.67     $ 0.26     $ 1.01
                            Pro forma..................................   $ 2.55     $(0.01)    $ 0.82

Diluted earnings per share  As reported................................   $ 0.29     $ 0.04     $ 0.18
                            Pro forma..................................   $ 0.28     $ 0.00     $ 0.15

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model (minimum value method) with the weighted average assumptions of risk free interest rates (based on anticipated length of time until exercise) ranging from 4.24% to 5.65% and expected lives of 3 to 5 years.

    A summary of the status of the Company's stock option plan for the three years ended September 30, 1999 is as follows:

                                                     NUMBER OF   WEIGHTED-AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                     ---------   ----------------
Outstanding at October 1, 1996.....................  1,585,040        $1.32
    Granted........................................    406,600        $4.76
    Canceled.......................................   (118,000)       $1.86
    Exercised......................................   (120,200)       $0.74
                                                     ---------
Outstanding at September 30, 1997..................  1,753,440        $2.12
    Granted........................................    427,667        $7.80
    Canceled.......................................   (205,995)       $9.08
    Exercised......................................   (199,338)       $0.84
                                                     ---------
Outstanding at September 30, 1998..................  1,775,774        $2.82
    Assumed in acquisition.........................    286,228        $6.00
    Granted........................................    311,669        $7.12
    Cancelled......................................   (116,257)       $6.28
    Exercised......................................    (23,374)       $3.15
                                                     ---------        -----
Outstanding at September 30, 1999..................  2,234,040        $3.62

    The weighted average fair value of options granted during fiscal 1997 and 1998 was $1.94. The weighted-average fair value of options granted during fiscal 1999 was $1.58.

    The weighted-average exercise price of options granted to employees during 1997 and 1998 at an amount which was less than fair market value was $5.30 and $5.73, respectively. The weighted-average fair value of such options granted in 1997 and 1998 was $2.67 and $2.37, respectively.

    During 1999, 57,333 options were issued at a weighted average exercise price of $6.00 which was higher than fair market value at the date of grant.

                                   CVC, INC.

NOTE 10--STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the options outstanding and exercisable as of September 30, 1999 is as follows:

                      OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
---------------------------------------------------------------   -----------------------
                                        WEIGHTED      WEIGHTED                  WEIGHTED
                                         AVERAGE       AVERAGE                   AVERAGE
                         NUMBER OF      REMAINING     EXERCISE     NUMBER OF    EXERCISE
  RANGE OF EXERCISE       OPTIONS      CONTRACTUAL    PRICE PER     OPTIONS     PRICE PER
  PRICES PER SHARE      OUTSTANDING   LIFE IN YEARS     SHARE     OUTSTANDING     SHARE
---------------------   -----------   -------------   ---------   -----------   ---------
0$.63-$ 1.25.........      840,507         2.3          $0.66        840,507      $0.66
3$.00-$ 4.17.........      488,624         5.8          $3.59        387,291      $3.57
4$.85-$12.00.........      904,909         7.5          $6.39        255,671      $6.05
                         ---------         ---          -----      ---------      -----
0$.63- 12.00.........    2,234,040         5.2          $3.62      1,483,469      $2.35

NOTE 11--EARNINGS PER SHARE

    Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted average number of common shares actually outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

    The following table illustrates the calculation of both basic and diluted EPS for the years ended September 30, 1997, 1998 and 1999 (in thousands):

                                                                1997          1998          1999
                                                              --------      --------      --------
BASIC EARNINGS PER SHARE
Net income available to common shareholders.................   $2,045        $  264        $1,571
Weighted average number of common shares....................      765         1,021         1,561
                                                               ------        ------        ------
Basic earnings per share....................................   $ 2.67        $ 0.26        $ 1.01
                                                               ======        ======        ======

DILUTED EARNINGS PER SHARE
Net income available to common shareholders.................   $2,045        $  264        $1,571
                                                               ======        ======        ======
Weighted average number of common shares....................      765         1,021         1,561
Common equivalent shares related to stock options and
  convertible preferred stock...............................    6,227         6,049         7,028
                                                               ------        ------        ------
Weighted average common and common equivalent shares........    6,992         7,070         8,589
                                                               ======        ======        ======
Diluted earnings per share..................................   $ 0.29        $ 0.04        $ 0.18
                                                               ======        ======        ======

    Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceed the average market price of the common shares during the period. The antidilutive stock options and warrants so excluded at the end of September 30, 1997, 1998 and 1999 and their associated exercise prices are summarized below. The options and warrants expire at various times between 2002 and 2008.

                                             1997                 1998                  1999
                                      ------------------   -------------------   -------------------
Number of options and warrants......             815,333               836,000               396,070
Exercise price......................  $       5.58-$5.73   $       5.58-$12.00   $       6.45-$18.00

                                   CVC, INC.

NOTE 12--TRANSACTIONS WITH RELATED PARTIES

    At September 30, 1998, the Company had borrowings of $1,500,000 from a company whose president is a director and shareholder of the Company (Note 6).

    Seagate Technology (Seagate), which provides products for storage, retrieval, and management of data on computer and data communications systems, is the Company's largest customer and a significant stockholder. Revenues, cost of goods sold, accounts receivable and unearned revenue associated with transactions between the Company and Seagate are reported as related party in the consolidated statements of operations and balance sheets. Management believes the selling prices and sales terms of such transactions are substantially consistent with those for unrelated third parties.

    During 1999, the Company's President and Chief Executive Officer, who is also a shareholder, was elected to the Board of Directors of the Company's principal lender, M&T Bank.

NOTE 13--SEGMENT DATA, SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

    The Company adopted the provisions of SFAS No. 131, "Disclosures About Segments and Related Information," effective October 1, 1998. In connection with the adoption of SFAS 131, the Company determined that it operates in one business segment.

    For the year ended September 30, 1997, sales to the Company's two largest customers comprised 47% and 11% of revenues, respectively. For the year ended September 30, 1998, sales to the Company's three largest customers comprised 31%, 16% and 11% of revenues, respectively. For the year ended September 30, 1999, sales to the Company's three largest customers comprised 34%, 18% and 14% of revenues, respectively.

    Export sales to customers (including related party sales) outside the United States represents 31%, 38% and 53% of the Company's revenues for the fiscal years ended September 30, 1997, 1998 and 1999, respectively. Total sales were made to the following geographic regions:

                                      NORTHERN
                           USA        IRELAND       JAPAN        OTHER         TOTAL
                       -----------   ----------   ----------   ----------   -----------
1997.................  $43,126,000    5,409,000    9,767,000    4,286,000   $62,588,000
1998.................   42,284,000   13,194,000    9,075,000    3,620,000   $68,173,000
1999.................   39,130,000   11,672,000   20,505,000   11,608,000   $82,915,000

NOTE 14--COMMITMENTS

    The Company leases various equipment and facilities under operating lease agreements. Rental expense under operating lease agreements was approximately $289,000, $774,000 and $1,318,000 in fiscal years 1997, 1998 and 1999, respectively. The future minimum lease payments under non-cancelable lease agreements are $1,430,000 in 2000, $1,028,000 in 2001, $201,000 in 2002 and
$25,000 in 2003 and $4,000 in 2004.

NOTE 15--WRITE-OFF OF DEFERRED CHARGES

    During fiscal 1998, the Company incurred costs related to a potential initial public offering. These costs were accounted for as a deferred asset with the intent of deducting such amounts from contributed equity upon receipt of the proceeds from the initial public offering. During the fourth quarter of fiscal 1998, the Company determined to suspend efforts to complete the public offering and, accordingly, these costs were charged against current period earnings.

                                   CVC, INC.

NOTE 16--SUBSEQUENT EVENT

    In October 1999, the Company's Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, and Common Stock shareholders approved an amendment to the Amended and Restated Certificate of Incorporation which provides for a 2-for-3 reverse stock split (Note 1) as well as the elimination of the $12.50 price per share requirement for the automatic conversion of Series C Preferred Stock, Series B Preferred Stock, and Series A Preferred Stock into common stock upon the closing of an initial public offering.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Commonwealth Scientific Corporation:

    We have audited the accompanying balance sheets of Commonwealth Scientific Corporation (the "Company," a Virginia corporation), a wholly owned subsidiary of CVC, Inc. (the "Parent," a Delaware corporation), as of March 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Scientific Corporation as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Vienna, Virginia
May 17, 1999

                      COMMONWEALTH SCIENTIFIC CORPORATION

                                 BALANCE SHEETS

                                                                      MARCH 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   378,920   $   326,623
  Accounts receivable, net of allowance for doubtful
    accounts of $233,000 and $300,000 at March 31, 1998 and
    1999, respectively......................................    5,556,183     3,160,366
  Inventories...............................................   15,601,983    13,837,715
  Prepaid expenses and other current assets.................      206,630       134,410
  Income taxes receivable...................................           --       732,905
  Deferred income taxes.....................................      456,188       539,070
                                                              -----------   -----------
      Total current assets..................................   22,199,904    18,731,089
                                                              -----------   -----------

PROPERTY AND EQUIPMENT, at cost:
  Land......................................................      703,900       703,900
  Building and improvements.................................      839,153       882,025
  Leasehold improvements....................................      476,489       623,896
  Manufacturing and test equipment..........................    5,191,647     6,332,468
  Office furniture and fixtures.............................      480,691       496,417
                                                              -----------   -----------
                                                                7,691,880     9,038,706
  Less--Accumulated depreciation and amortization...........   (3,503,079)   (4,147,289)
                                                              -----------   -----------
      Net property and equipment............................    4,188,801     4,891,417
                                                              -----------   -----------

OTHER ASSETS................................................       67,497        55,631
                                                              -----------   -----------
      Total assets..........................................  $26,456,202   $23,678,137
                                                              ===========   ===========

      The accompanying notes are an integral part of these balance sheets.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                                 BALANCE SHEETS

                                                                      MARCH 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 4,387,666   $ 4,197,963
  Accrued expenses..........................................    2,209,071     3,632,967
  Lines of credit...........................................    2,584,574     3,393,173
  Current portion of long-term obligations..................      308,788       551,540
  Deposits on sales contracts...............................    6,109,603     2,796,684
                                                              -----------   -----------
      Total current liabilities.............................   15,599,702    14,572,327
LONG-TERM OBLIGATIONS, net of current portion...............    1,677,718     2,067,830
DEFERRED INCOME TAX LIABILITY...............................      202,620       221,117
                                                              -----------   -----------
      Total liabilities.....................................   17,480,040    16,861,274
                                                              -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:
  Common stock, $1 par value; 10,000,000 shares authorized,
    333,180 and 336,680 shares issued at March 31, 1998 and
    1999, respectively......................................      333,180       336,680
  Additional paid-in capital................................      751,320       782,820
  Retained earnings.........................................    7,902,662     5,708,363
  Treasury stock; 6,900 shares at cost......................      (11,000)      (11,000)
                                                              -----------   -----------
      Total stockholders' equity............................    8,976,162     6,816,863
                                                              -----------   -----------
      Total liabilities and stockholders' equity............  $26,456,202   $23,678,137
                                                              ===========   ===========

      The accompanying notes are an integral part of these balance sheets.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                YEARS ENDED MARCH 31,
                                                      ------------------------------------------
                                                          1997           1998           1999
                                                      ------------   ------------   ------------
NET SALES...........................................  $ 35,366,323   $ 33,982,554   $ 43,597,852

COST OF SALES.......................................   (23,445,963)   (23,344,034)   (34,473,248)
                                                      ------------   ------------   ------------
      Gross profit..................................    11,920,360     10,638,520      9,124,604
                                                      ------------   ------------   ------------

OPERATING EXPENSES:
  Research and development..........................     3,645,520      3,746,433      4,005,021
  Selling and marketing.............................     2,376,572      3,013,517      3,408,480
  General and administrative........................     1,447,319      1,635,329      2,072,667
  Commissions.......................................     1,558,193      1,509,848      1,992,786
                                                      ------------   ------------   ------------
      Total operating expenses......................     9,027,604      9,905,127     11,478,954
                                                      ------------   ------------   ------------

INCOME (LOSS) FROM OPERATIONS.......................     2,892,756        733,393     (2,354,350)
INTEREST EXPENSE, NET...............................      (163,470)      (239,036)      (425,949)
                                                      ------------   ------------   ------------
INCOME (LOSS) BEFORE INCOME TAXES...................     2,729,286        494,357     (2,780,299)
INCOME TAX (PROVISION) BENEFIT......................      (911,000)      (151,000)       586,000
                                                      ------------   ------------   ------------
NET INCOME (LOSS)...................................  $  1,818,286   $    343,357   $ (2,194,299)
                                                      ============   ============   ============

        The accompanying notes are an integral part of these statements.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    ADDITIONAL
                                                     PAID-IN      RETAINED     TREASURY
                                     COMMON STOCK    CAPITAL      EARNINGS      STOCK        TOTAL
                                     ------------   ----------   -----------   --------   -----------
BALANCE, March 31, 1996............    $318,880      $614,900    $ 5,741,019   $(10,600)  $ 6,664,199
  Exercise of stock options........       4,000        43,720             --         --        47,720
  Net income.......................          --            --      1,818,286         --     1,818,286
                                       --------      --------    -----------   --------   -----------
BALANCE, March 31, 1997............     322,880       658,620      7,559,305    (10,600)    8,530,205
  Exercise of stock options........      10,300        92,700             --         --       103,000
  Purchase of treasury stock.......          --            --             --       (400)         (400)
  Net income.......................          --            --        343,357         --       343,357
                                       --------      --------    -----------   --------   -----------
BALANCE, March 31, 1998............     333,180       751,320      7,902,662    (11,000)    8,976,162
  Exercise of stock options........       3,500        31,500             --         --        35,000
  Net loss.........................          --            --     (2,194,299)        --    (2,194,299)
                                       --------      --------    -----------   --------   -----------
BALANCE, March 31, 1999............    $336,680      $782,820    $ 5,708,363   $(11,000)  $ 6,816,863
                                       ========      ========    ===========   ========   ===========

        The accompanying notes are an integral part of these statements.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED MARCH 31,
                                                           -------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income......................................  $1,818,286   $  343,357   $(2,194,299)
  Adjustments to reconcile net income to net cash (used
    in) provided by operating activities-
    Depreciation and amortization........................     620,589      930,211     1,249,908
    (Gain) loss on disposal of equipment.................       8,912        7,179      (148,229)
    Changes in assets and liabilities:
      Accounts receivable................................  (1,215,469)    (672,405)    2,395,817
      Inventories........................................     538,938   (5,417,308)    1,764,268
      Prepaid expenses and other current assets..........      38,564      (83,214)       72,220
      Income taxes receivable/payable....................          --     (217,443)     (732,905)
      Deferred income taxes..............................     (81,337)     (30,506)      (64,385)
      Other assets.......................................          --           --        11,866
      Accounts payable and accrued expenses..............     761,920      870,127     1,234,193
      Income tax payable.................................    (225,416)          --            --
      Deposits on sales contracts........................    (450,043)   2,988,206    (3,312,919)
                                                           ----------   ----------   -----------
        Net cash provided by (used in) operating
          activities.....................................   1,814,944   (1,281,796)      275,535
                                                           ----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment....................  (2,004,735)  (1,147,768)   (1,952,524)
  Proceeds from disposal of equipment....................          --           --       148,229
                                                           ----------   ----------   -----------
        Net cash used in investing activities............  (2,004,735)  (1,147,768)   (1,804,295)
                                                           ----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on line of credit...........................   4,256,574    6,854,568    13,878,298
  Payments on lines of credit............................  (4,080,865)  (5,122,408)  (13,069,699)
  Borrowings on long-term obligations....................      20,000    1,012,000     1,082,140
  Payments on long-term obligations......................    (248,512)    (290,237)     (449,276)
  Exercise of stock options..............................      47,720      103,000        35,000
  Purchase of treasury stock.............................          --         (400)           --
                                                           ----------   ----------   -----------
        Net cash (used in) provided by financing
          activities.....................................      (5,083)   2,556,523     1,476,463
                                                           ----------   ----------   -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.....    (194,874)     126,959       (52,297)
CASH AND CASH EQUIVALENTS, beginning of year.............     446,835      251,961       378,920
                                                           ----------   ----------   -----------
CASH AND CASH EQUIVALENTS, end of year...................  $  251,961   $  378,920   $   326,623
                                                           ==========   ==========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for--
    Interest.............................................  $  136,650   $  186,245   $   355,654
                                                           ==========   ==========   ===========
    Income taxes.........................................  $1,217,747   $  406,360   $   205,875
                                                           ==========   ==========   ===========

        The accompanying notes are an integral part of these statements.

                      COMMONWEALTH SCIENTIFIC CORPORATION

               NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

    Commonwealth Scientific Corporation (the "Company"), a wholly owned subsidiary of CVC, Inc. (the "Parent"), is engaged in the development, production, sale, service, and repair of precision equipment for the purpose of etching or deposition at submicron levels by means of ion beam technology. The Company was acquired by CVC, Inc., on May 10, 1999 (see Note 13). The Parent is committed to the necessary support of the operations and capital requirements of the Company.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the adequacy of reserves for doubtful accounts, obsolete and excess inventories, and customer warranty obligations. Actual results could differ from those estimates.

REVENUE RECOGNITION

    Revenue is recognized when all significant risks of ownership are transferred and all significant related acts of performance are completed, which is generally upon shipment of products.

SIGNIFICANT CUSTOMER

    During fiscal year 1997, 28, 14, and 11 percent of net sales were derived from three customers. In fiscal year 1999, the Company had one customer who accounted for 32 percent of net sales. No other customer accounted for more than 10 percent of net sales.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are provided using the straight-line method for financial reporting purposes over the following estimated useful lives:

Building and improvements...................................  5 to 31.5 years
Manufacturing and test equipment............................  5 years
Office furniture and fixtures...............................  5 to 7 years

    Repair and maintenance costs are charged to expense when incurred. Renewals and betterments that significantly increase the useful life of the related asset are capitalized. Leasehold improvements are amortized over the expected useful life or the lease term, whichever is shorter.

    The Company implemented Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, "during 1996. As of March 31, 1999, management determined there had been no impairment of long-lived assets as defined by SFAS No. 121.

    The Company's anticipated gross revenues, the remaining estimated lives of tangible assets, or both could be reduced significantly in the near term due to changes in technology, available financing, or

                      COMMONWEALTH SCIENTIFIC CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) competitive pressures in any of the Company's individual markets. As a result, the carrying amount of long-lived assets could be reduced materially in the near term.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are recognized as expenses in the period incurred.

WARRANTY SERVICES

    The Company recognizes the estimated cost of warranty obligations at the time the related products are sold. A one-year warranty on materials and workmanship is offered on products sold.

DEPOSITS ON SALES CONTRACTS

    The Company negotiates progress payments on projects that require significant engineering development and/or several months to complete.

CASH AND CASH EQUIVALENTS

    For financial reporting purposes, the Company considers demand deposits and all highly liquid investments with a maturity of three months or less to be cash and cash equivalents. As of March 31, 1998 and 1999, cash equivalents consisted principally of investments in overnight reverse repurchase agreements and commercial paper. The Company maintains bank accounts with federally insured financial institutions. At times, balances may exceed insured limits.

2. INVENTORIES:

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods include provisions for direct labor and manufacturing overhead. Inventories were composed of the following as of March 31, 1998 and 1999:

                                                        1998          1999
                                                     -----------   -----------
Raw materials......................................  $ 7,006,170   $ 7,247,963
Work in progress...................................    8,062,980     6,666,877
Finished goods.....................................    1,035,053       852,875
                                                     -----------   -----------
                                                      16,104,203    14,767,715
Less--Inventory reserve............................     (502,220)     (930,000)
                                                     -----------   -----------
                                                     $15,601,983   $13,837,715
                                                     ===========   ===========

    The Company's products are subject to technological change and changes in the Company's competitive market. Management has provided reserves for excess and obsolete inventories. It is possible that new product launches could result in unforeseen changes in inventory requirements for which no reserve has been provided.

                      COMMONWEALTH SCIENTIFIC CORPORATION

3. ACCRUED LIABILITIES:

    Accrued liabilities consist of the following:

                                                          1998         1999
                                                       ----------   ----------
Commissions payable..................................  $  540,162   $  914,872
Vacation accrual.....................................     406,674      420,683
Installation and warranty accrual....................     280,000      895,019
Accrued payroll......................................     462,416      373,397
Other................................................     519,819    1,028,996
                                                       ----------   ----------
    Total............................................  $2,209,071   $3,632,967
                                                       ==========   ==========

4. LINES OF CREDIT:

    The Company has a bank line of credit, subject to annual approval, which provides for borrowings up to the lesser of $1,800,000 or an amount equal to 70 percent of eligible accounts receivable that have been outstanding not more than 90 days. Amounts borrowed under the line are payable on demand. Interest accrues at the bank's prime rate plus 0.5 percent (8.25 percent at March 31, 1999) and is payable monthly. The amount borrowed on the line of credit was approximately $1,385,000 and $693,000 at March 31, 1998 and 1999, respectively.

    The Company has two bank lines of credit for inventory that provide for borrowings up to $3,500,000. Amounts borrowed under these lines of credit are payable on due dates between June 2001 and January 2002. Interest accrues at the bank's prime rate plus 1.0 percent (8.75 percent at March 31, 1999) and is payable monthly. The amount borrowed on the line of credit was $1,200,000 and $2,700,000 at March 31, 1998 and 1999, respectively.

    All lines of credit discussed above are collateralized by the same assets as the notes payable to a bank discussed in Note 5. One of the inventory lines of credit is personally guaranteed by the president of the Company in an amount up to $2,000,000. The remaining amounts outstanding under the lines of credit, together with the long-term obligations described below, are guaranteed by the president of the Company in an amount up to $1,000,000. As further described in
Note 13, all amounts outstanding under these lines of credit were paid in full subsequent to March 31, 1999.

                      COMMONWEALTH SCIENTIFIC CORPORATION

5. LONG-TERM OBLIGATIONS:

    Long-term obligations as of March 31, 1998 and 1999, are summarized as follows:

                                                                 1998         1999
                                                              ----------   ----------
Equipment loan payable to a bank, bearing interest at the
  bank's prime rate plus 0.5% (8.25% at March 31, 1999).
  Principal payments of $24,764 plus interest are payable
  monthly. The note matures in October 2004.................  $1,956,369   $1,659,199
Equipment loan payable to a bank, bearing interest at the
  bank's prime rate plus 0.5% (8.25% at March 31, 1999).
  Principal payments of $11,917 plus interest are payable
  monthly. The note matures in November 2003................          --      638,333
Automobile loan payable to a bank, bearing interest at the
  bank's prime rate plus 0.5% (8.25% at March 31, 1999).
  Principal payments of $417 plus interest are payable
  monthly. The note matures in December 2000................      13,750        8,751
Future minimum payments under capital leases, payable
  through March 2002........................................      18,535      355,105
                                                              ----------   ----------
                                                               1,988,654    2,661,388
Less--Interest included in capital lease payments...........      (2,148)     (42,018)
                                                              ----------   ----------
    Total...................................................   1,986,506    2,619,370
Less--Current portion.......................................    (308,788)    (551,540)
                                                              ----------   ----------
                                                              $1,677,718   $2,067,830
                                                              ==========   ==========

    The bank notes and lines of credit are secured by all the Company's present and future fixtures, equipment, supplies, inventory, work in progress, accounts receivable and contract rights, and a first lien deed of trust on the Company's real property and improvements. These borrowings are personally guaranteed by the president of the Company in an amount up to $1,000,000 pursuant to the guarantee on the lines of credit described in Note 4. According to the terms of the loan agreements, the Company must satisfy various covenants, including a debt to equity ratio of less than 2 to 1, a current ratio of greater than 1 to 1, a net worth of at least $7,500,000, and debt service coverage of greater than 1 to 1 among other restrictions. The Company was not in compliance with the tangible net worth and debt service coverage ratios, consignments, sale and transfer of assets, and capital expenditure and lease obligation covenants as of March 31, 1999. The Company received a waiver from the bank for these covenant violations in April 1999.

    Future minimum principal payments under long-term obligations are as follows:

                                                              YEAR ENDING
                                                               MARCH 31,
                                                              -----------
2000........................................................  $  551,540
2001........................................................     553,422
2002........................................................     537,386
2003........................................................     440,170
2004........................................................     363,503
Thereafter..................................................     173,349
                                                              ----------
                                                              $2,619,370
                                                              ==========

                      COMMONWEALTH SCIENTIFIC CORPORATION

5. LONG-TERM OBLIGATIONS: (CONTINUED)
    As further described in Note 13, all amounts due under these bank loans were paid in full subsequent to March 31, 1999.

6. STOCK AND STOCK OPTIONS:

    During fiscal year 1985, the Company's stockholders approved a stock option plan (the "Stock Option Plan") for key employees, officers, and directors of the Company for 100,000 shares of stock, of which 76,150 shares were granted as of March 31, 1999. The Company's stock option plan expired in fiscal year 1994. The options outstanding under the Stock Option Plan are fully vested two years after the grant date and are exercisable for three years.

    Options issued after fiscal year 1994 but prior to March 1999 were issued after the expiration of the Stock Option Plan and are classified as nonqualified for tax purposes. The terms and conditions of these options are identical to those options issued under the Stock Option Plan described above.

    The options issued in March 1999 were also issued after the expiration of the Stock Option Plan and are also classified as nonqualified for tax purposes. These options vest immediately and are exercisable for five years.

    The following table summarizes the Company's stock option activity for each of the three years in the period ended March 31, 1999:

                                                      NUMBER OF   WEIGHTED-AVERAGE
                                                       SHARES      EXERCISE PRICE      PRICE PER SHARE
                                                      ---------   ----------------   --------------------
OPTIONS OUTSTANDING AT MARCH 31, 1996...............    54,250         $12.13           $10.00--$15.00
  Granted...........................................        --             --                 --
  Canceled/expired/forfeited........................    (8,000)         10.85               10.85
  Exercised.........................................    (4,000)         11.93               11.93
                                                       -------         ------        --------------------
OPTIONS OUTSTANDING AT MARCH 31, 1997...............    42,250          12.40           10.00-- 15.00
  Granted...........................................        --             --                 --
  Canceled/expired/forfeited........................    (9,700)         10.77           10.00-- 15.00
  Exercised.........................................   (10,300)         10.00               10.00
                                                       -------         ------        --------------------
OPTIONS OUTSTANDING AT MARCH 31, 1998...............    22,250          14.21           10.00-- 15.00
  Granted...........................................    59,254          27.28           26.00-- 28.00
  Canceled/expired/forfeited........................    (7,050)         25.79           15.00-- 28.00
  Exercised.........................................    (3,500)         10.00               10.00
                                                       -------         ------        --------------------
OPTIONS OUTSTANDING AT MARCH 31, 1999...............    70,954         $24.18           $10.00--$28.00
                                                       =======         ======        ====================

    As of March 31, 1998 and 1999, 22,250 and 42,354 options, respectively, are exercisable. The weighted-average remaining life for options outstanding at March 31, 1999, was approximately four years.

    The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period.

                      COMMONWEALTH SCIENTIFIC CORPORATION

6. STOCK AND STOCK OPTIONS: (CONTINUED)
    SFAS No. 123 allows an entity to continue to use the intrinsic value method as defined by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and management has elected to do so. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company has elected to continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees. Entities electing to remain with the accounting in APB Opinion
No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. Accordingly, net
(loss) income would be as follows for each of the three years in the period ended March 31, 1999:

                                                          AS REPORTED    PRO FORMA
YEAR                                                      NET (LOSS)    NET (LOSS)
ENDED                                                       INCOME        INCOME
-----                                                     -----------   -----------
1997...................................................   $ 1,818,286     1,811,114
1998...................................................       343,357       340,489
1999...................................................    (2,194,299)  $(2,439,258)

    The fair value of each option is estimated using the Black Scholes option pricing model with the following assumption used for grants: no dividend yield, no volatility, risk-free interest rate of 5.5 percent, and expected life of 5 years.

7. INCOME TAXES:

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS 109 requires the determination of deferred tax liabilities and assets based on the differences between the financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that based on available evidence it is more likely than not that they will be realized.

    The (benefit) provision for income taxes consists of the following:

                                                 1997        1998       1999
                                               ---------   --------   ---------
CURRENT:
  Federal....................................  $ 933,000   $190,000   $(500,000)
  State......................................    148,000     30,000     (57,000)
                                               ---------   --------   ---------
                                               1,081,000    220,000    (557,000)
LESS--GENERAL BUSINESS INCOME TAX CREDITS....   (116,000)   (58,000)         --
                                               ---------   --------   ---------
                                                 965,000    162,000    (557,000)
                                               ---------   --------   ---------
DEFERRED:
  Federal....................................    (46,000)    (9,000)    (26,000)
  State......................................     (8,000)    (2,000)     (3,000)
                                               ---------   --------   ---------
                                                 (54,000)   (11,000)    (29,000)
                                               ---------   --------   ---------
(BENEFIT) PROVISION FOR INCOME TAXES.........  $ 911,000   $151,000   $(586,000)
                                               =========   ========   =========

                      COMMONWEALTH SCIENTIFIC CORPORATION

7. INCOME TAXES: (CONTINUED)
    The components of the net deferred tax assets are as follows:

                                                          1998        1999
                                                        ---------   ---------
DEFERRED TAX ASSETS:
  Warranty reserves...................................  $ 104,000   $ 305,000
  Obsolescence reserves...............................    186,000     344,000
  Bad-debt reserves...................................     86,000     111,000
  Commission accrual..................................         --     162,000
  Vacation accrual....................................    125,000     104,000
  Other...............................................     55,000      31,000
  Valuation allowance.................................   (100,000)   (518,000)
                                                        ---------   ---------
GROSS DEFERRED TAX ASSETS.............................    456,000     539,000
DEFERRED TAX LIABILITIES:
  Depreciation and amortization.......................    202,000     221,000
                                                        ---------   ---------
NET DEFERRED TAX ASSETS...............................  $ 254,000   $ 318,000
                                                        =========   =========

    A reconciliation of the statutory income tax rate to the effective tax rate included in the statements of operations is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                               1997        1998        1999
                                                            ----------   --------   -----------
Income (Loss) before income tax...........................  $2,729,286   $494,357   $(2,780,299)
Tax rate..................................................          34%        34%           34%
                                                            ----------   --------   -----------
Income tax expense (benefit) at statutory rate............     927,957    168,081      (945,302)
Increases (decreases) in tax resulting from:
  State income taxes, net of Federal income tax benefit...      97,514     19,920       (37,620)
  Other...................................................    (114,471)   (37,001)      (21,078)
  Change in valuation allowance...........................          --         --       418,000
                                                            ----------   --------   -----------
Actual tax expense (benefit)..............................  $  911,000   $151,000   $  (586,000)
                                                            ==========   ========   ===========
Effective tax rate........................................        33.4%      30.5%         21.1%
                                                            ==========   ========   ===========

8. COMMITMENTS AND CONTINGENCIES:

LEASES

    In addition to the equipment under capital leases discussed in Note 5, the Company has rental agreements for certain other real property and equipment expiring at various dates through January 2002. The Company has the option to purchase the equipment at termination of the lease for

                      COMMONWEALTH SCIENTIFIC CORPORATION

8. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
$1. The Company incurred approximately $398,000 and $624,697 in rent expense in fiscal years 1998 and 1999, respectively. Future minimum lease and rental commitments are as follows:

2000........................................................  $537,310
2001........................................................   242,154
2002........................................................   153,762
                                                              --------
                                                              $933,226
                                                              ========

PURCHASE COMMITMENTS

    At March 31, 1999, the Company had contractual commitments to purchase approximately $780,000 of inventory to be delivered within six months of fiscal year end.

9. GEOGRAPHIC INFORMATION:

    The information below summarizes the Company's product sales, service, and other income for each of the fiscal years in the period ended March 31, 1999:

                                           1997          1998          1999
                                        -----------   -----------   -----------
Domestic..............................  $13,913,015   $15,624,769   $27,058,936
International.........................   21,453,308    18,357,785    16,538,916
                                        -----------   -----------   -----------
                                        $35,366,323   $33,982,554   $43,597,852
                                        ===========   ===========   ===========

10. RELATED PARTY:

    During 1998 and 1999, a company owned by a former officer of the Company performed research and development activities on the Company's behalf. In addition, the officer received royalties on sales of certain of the Company's products. During fiscal years 1998 and 1999, the Company paid approximately $656,000 and $894,000, respectively, under that arrangement.

11. EMPLOYEE BENEFIT PLAN:

    The Company established an employee contribution plan (the "Benefit Plan"), effective January 1, 1987, under Section 401(k) of the Internal Revenue Code. Any employee who has attained age 21 and has completed one year of service with the Company is eligible to participate. Each participant may contribute amounts to the Benefit Plan, subject to limits by the Internal Revenue Service, in pretax contributions ranging from 1 to 15 percent of base salary. The Company will match 50 percent of each participant's contribution up to $500 per year. At the end of each fiscal year, the Company may contribute a percentage of its profits to the Benefit Plan. The Company made discretionary contributions of $50,000 and $0 to the Benefit Plan for the years ended March 31, 1998 and 1999, respectively.

                      COMMONWEALTH SCIENTIFIC CORPORATION

12. THE YEAR 2000 ISSUE:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting an entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

13. SUBSEQUENT EVENTS:

    On May 10, 1999, CVC, Inc., acquired all the outstanding common stock of the Company. As consideration, CVC, Inc., gave to each holder of Company stock
6.03601 shares of its common stock for each share of Company common stock held, subject to certain adjustments described below. The merger agreement between CVC, Inc., CVC Acquisition Corp., Commonwealth Scientific Corporation, and Certain Stockholders Thereof, dated April 1, 1999, provides for 975,000 shares to be held in escrow pending determination of the final purchase price. As of May 10, the Company adopted CVC, Inc.'s year-end of September 30, 1999. The final purchase price is dependent upon a number of representations and warranties, including minimum net worth requirements and tax and environmental liability considerations.

    In May 1999, CVC, Inc., repaid the entire balance (approximately $5,700,000 of principal and accrued interest) due under the Company's lines of credit, as well as the long-term equipment and automobile loans payable to the Company's bank. No further obligations exist under these debt instruments.

    On April 1, 1999, the Company converted approximately $1.2 million in accounts payable due to a creditor to an unsecured note payable, bearing interest at 8 percent per annum. Beginning May 15, 1999, principal and interest payments of $71,790 are payable monthly. Interest will accrue at a rate of 10 percent per annum in the event of the Company's failure to pay the amounts due within ten days of the due date. Monthly installments shall continue until the entire indebtedness is repaid; however, any remaining indebtedness, if not sooner paid, shall be due and payable on October 15, 2000.

                                3,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS


                               November 12, 1999


                             ---------------------

                                LEHMAN BROTHERS

                             PRUDENTIAL SECURITIES

                                    SG COWEN

                            WARBURG DILLON READ LLC